Occidental Petroleum Corporation

2018 Proxy Statement

Notice of Annual Meeting of Stockholders

Annual Meeting | Friday, May 4, 2018

Occidental Petroleum Conference Center | 5 Greenway Plaza, Houston, Texas



Occidental Petroleum Corporation

DEAR STOCKHOLDERS,

On behalf of the Board of Directors, we are pleased to invite you to attend Occidental's 2018 Annual Meeting of Stockholders, which will be held at the Occidental Petroleum Conference Center, 5 Greenway Plaza, Houston, Texas 77046, on Friday, May 4, 2018, at 9:00 a.m. The meeting will include a report on operations and an opportunity for you to ask questions.

2017 was a year of performance, innovation and growth for Occidental. We finished the year with the highest-quality portfolio of assets in the company's nearly 100-year history and continued to deliver on our value proposition of dividend and moderate production growth. We also implemented a strategic cash flow breakeven plan, positioning our company for sustained annual production growth in a lower price environment.

As part of our commitment to strong corporate governance practices, our senior management and Board continued to engage with Occidental's stockholders and other stakeholders. This past fall, Occidental met with a broad range of investors and other stakeholders to discuss our long-term value proposition; environmental, social and governance issues; the executive compensation program; and matters related to board composition. Several of our independent directors participated in many of these engagements. These meetings were helpful in shaping our 2018 report, "Climate-Related Risks and Opportunities: Positioning for a Lower-Carbon Economy," which is available for download at www.oxy.com/SocialResponsibility. More information regarding the report and other outcomes of our recent engagement efforts are detailed in this proxy statement.

A meeting agenda and details follow, as well as voting instructions. We encourage you to vote your shares promptly, and thank you for your continued support of Occidental.

Sincerely,



Vicki Hollub
President and Chief Executive Officer



Eugene L. Batchelder
Chairman of the Board

2018 ANNUAL MEETING

❚ Notice of Annual Meeting of Stockholders

Occidental's 2018 Annual Meeting of Stockholders will be held at 9:00 a.m. on Friday, May 4, 2018, at the Occidental Petroleum Conference Center, 5 Greenway Plaza, Houston, Texas 77046.

At the meeting, stockholders will act on the following matters and consider all other matters properly brought before the meeting:

- To elect the 11 directors named in the proxy statement to serve until the 2019 Annual Meeting;

- To act on an advisory vote to approve named executive officer compensation;

- To approve the Second Amendment to the 2015 Long-Term Incentive Plan (2015 LTIP);

- To ratify the selection of KPMG LLP (KPMG) as Occidental's independent auditor for the fiscal year ending December 31, 2018; and

- To transact such other business as may properly come before the meeting.

A Notice of Internet Availability or proxy card is being mailed beginning on or about March 22, 2018 to each stockholder of record as of the close of business on March 9, 2018, which is the record date for the determination of stockholders entitled to receive notice of, attend and vote at the meeting. Admittance to the meeting will require an admission ticket. Please see "Admission to the Annual Meeting" on page 64 for details.

Whether you plan to attend the meeting or not, we encourage you to vote by following the internet or telephone instructions provided in the Notice of Internet Availability. If you received a paper copy of the proxy materials or a voting instruction form, you may also vote by marking, signing and returning the proxy card or voting instruction form in the envelope provided. This will ensure that your shares are represented and will save Occidental additional expenses of soliciting proxies.

By Order of the Board,

H. Elliott Heide

H. Elliott Heide
Vice President and Corporate Secretary

Occidental Petroleum Corporation
5 Greenway Plaza, Suite 110
Houston, Texas 77046

March 22, 2018

TABLE OF CONTENTS

Proxy Statement Summary

This section highlights certain important information presented in this Proxy Statement and is intended to assist you in evaluating the matters to be voted on at the meeting. We encourage you to read the Proxy Statement in its entirety before you cast your vote. For more information regarding Occidental's 2017 performance, please review Occidental's Annual Report on Form 10-K for the year ended December 31, 2017 (the Annual Report).

Matters to be Voted on

		Voting Recommendation	Page Reference
Proposal 1:	Election of 11 Directors	**FOR each nominee**	9
Proposal 2:	Advisory Vote Approving Executive Compensation	**FOR**	53
Proposal 3:	Approve the Second Amendment to the 2015 LTIP	**FOR**	54
Proposal 4:	Ratification of the Selection of KPMG as Independent Auditor	**FOR**	62

How to Vote

You can vote using any of the following methods:

ONLINE	CALL	MAIL	IN PERSON
Online using your smartphone or computer at www.proxyvote.com	By telephone call to 1-800-690-6903	Completing, signing and returning your proxy or voting instruction card in the postage-paid envelope	If you plan to attend the Annual Meeting in person, you must request an admission ticket. Please see page 64 for details regarding how to request an admission ticket, and materials you must bring with you to the Annual Meeting.

Corporate Governance Highlights

Relating to the Board

- ✓ Independent Chairman of the Board
- ✓ Annual evaluations of the Board, each committee, and individual directors
- ✓ Annual elections of the entire Board by majority votes cast in an uncontested election
- ✓ Director retirement age policy of 75
- ✓ Mandatory resignation if a majority vote is not received in an uncontested election
- ✓ Meaningful director stock ownership guidelines
- ✓ Demonstrated commitment to Board refreshment
- ✓ Board committees comprised entirely of independent directors

Relating to Stockholder Rights

- ✓ Ability of stockholders to call a special meeting
- ✓ Confidential Voting Policy
- ✓ Ability of stockholders to act by written consent
- ✓ No stockholder rights (poison pill) or similar plan
- ✓ Stockholder right to proxy access
- ✓ Nominating Committee Policy for stockholder-recommended director nominees
- ✓ Biannual stockholder engagement program
- ✓ No super-majority voting requirements

Director Nominees and Current Committee Memberships

Name	Principal Occupation	Director since	Independent	Audit	Corporate Governance, Nominating and Social Responsibility	Environmental, Health and Safety	Executive Compensation
Spencer Abraham	Chairman and Chief Executive Officer, The Abraham Group LLC	2005	✓			✓	✓
Howard I. Atkins	Former Senior Executive Vice President and Chief Financial Officer, Wells Fargo	2010	✓	✓		✓	
Eugene L. Batchelder	Former Senior Vice President and Chief Administrative Officer, ConocoPhillips	2013	✓		✓		
John E. Feick	Executive Chairman, Matrix Solutions Inc.	1998	✓		✓	●	✓
Margaret M. Foran	Chief Governance Officer, Senior Vice President and Corporate Secretary, Prudential Financial	2010	✓		✓		●
Carlos M. Gutierrez	Co-Chair, Albright Stonebridge Group	2009	✓	✓	●		
Vicki Hollub	President and Chief Executive Officer, Occidental	2015					
William R. Klesse	Former Chief Executive Officer and Chairman of the Board, Valero Energy	2013	✓			✓	✓
Jack B. Moore	Former President and Chief Executive Officer, Cameron International	2016	✓			✓	✓
Avedick B. Poladian	Former Executive Vice President and Chief Operating Officer, Lowe Enterprises	2008	✓	●	✓		
Elisse B. Walter	Former Chairman, U.S. Securities and Exchange Commission	2014	✓	✓		✓	

● *Chair* ✓ *Member*

📈 *Audit* ⚖️ *Corporate Governance, Nominating and Social Responsibility* ♻️ *Environmental, Health and Safety* 💲 *Executive Compensation*

Director Nominee Highlights

It is the Board's policy to achieve a diverse and broadly inclusive membership. The director nominees bring varying perspectives to the boardroom by virtue of their diverse backgrounds and experiences, qualifications, skills, gender, ethnicity and tenure on the Board. To better convey the well-roundedness of Occidental's Board, we have included a skills matrix on page 16 that identifies the particular core competencies of each director nominee that have contributed to his or her nomination to the Board.

INDEPENDENCE

Occidental requires that at least two-thirds of its Board members must be independent. The Board has determined that all director nominees, other than Ms. Hollub, meet the independence standards set by the New York Stock Exchange (NYSE).



91% Nominee Independence

TENURE

The average tenure of the director nominees is approximately eight years, which reflects a balance of company experience and new perspectives.



5 (0-5) 4 (6-10) 2 (11+)
# of Years of Service

DIVERSITY

The Board is committed to achieving a diverse and broadly inclusive membership. Four of our 11 director nominees are diverse, based on gender and ethnicity.



Gender 27% Ethnicity 9% **36% Diverse**

3 Women in the Boardroom

Our Business

Occidental is focused on delivering a unique shareholder value proposition through continual enhancements to its asset quality, organizational capability and innovative technical applications that provide competitive advantages. Occidental's principal businesses consist of three segments.

OIL AND GAS

The oil and gas segment explores for, develops and produces oil and condensate, natural gas liquids (NGLs) and natural gas. Occidental holds a leading position in the Permian Basin, and its international operations are focused in Oman, Qatar and the United Arab Emirates in the Middle East and Colombia in Latin America.

MIDSTREAM AND MARKETING

The midstream and marketing segment gathers, processes, transports, stores, purchases and markets oil, condensate, NGLs, natural gas, carbon dioxide and power. It also trades around its assets, including transportation and storage capacity, and invests in entities that conduct similar activities. This segment also operates a crude oil export terminal.

CHEMICAL

The chemical segment (OxyChem) is a leading North American manufacturer of polyvinyl chloride resins, chlorine and caustic soda – key building blocks for a variety of indispensable products such as plastics, pharmaceuticals and water treatment chemicals. OxyChem has manufacturing facilities in the U.S., Canada and Latin America.

2017 Business Performance Highlights

(For more information regarding Occidental's 2017 results, please see the Annual Report.)

STRATEGIC

- Implemented and executed on a short-term strategic plan intended to maintain production and sustain the dividend at a West Texas Intermediate (WTI) oil price of $40 per barrel; at $50 WTI, the plan anticipates that the business will generate additional cash flow to be invested for production growth of 5 to 8 percent, and fulfill Occidental's dividend growth goal.
- Sold approximately $1.4 billion in non-core assets.
- Acquired a controlling interest in the Seminole-San Andres Unit, a premier CO_2 flood, which was immediately accretive to earnings and cash flow.
- Invested in cutting-edge technologies that better develop and manage the reservoir.

FINANCIAL

- Maintained a conservative balance sheet and investment grade credit ratings.
- Increased the current annualized dividend rate to $3.08 per share in July 2017. Occidental has paid quarterly dividends continuously since 1975.



Dividends Paid per Common Share

OPERATIONAL

- Increased production from Permian Resources by 14% year-over-year, where we achieved record-breaking initial well results.
- Completed two major chemical projects on-time and on-budget.
- Increased worldwide production volumes from ongoing operations by 3%, to an average of 594,000 barrels of oil equivalent (BOE) per day.



Production from Ongoing Operations (MBOE/day)

SAFETY/ENVIRONMENTAL

- Conducted operations with a focus on environmental stewardship. Occidental did not have any oil releases of greater than 500 barrels in 2017.
- Improved safety, as reflected in Occidental's combined employee and contractor injury and illness incidence rate (IIR) of 0.26. For 22 consecutive years, Occidental's worldwide employee IIR has been less than 1.0 recordable injury per 100 employees.



Combined Employee and Contractor IIR

Highlights of Executive Compensation Program Policies and Practices

The executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's stockholders:

What We Do	What We Don't Do
✓ Majority of named executive officer compensation linked to performance	✗ No automatic single-trigger vesting of equity awards in the event of a change in control
✓ Long-term incentive awards payable solely in shares of common stock	✗ No individual change in control contracts
✓ Transparent, objective TSR metric underlying the performance-based portion of the long-term incentive award aligned with stockholder interests	✗ No repricing of underwater stock options
✓ Meaningful stock ownership guidelines for executive officers	✗ No payout of the TSR award if Occidental's TSR ranks in the bottom quartile of the peer group
✓ Independent Compensation Consultant Policy requiring that the compensation consultant be independent from management	✗ No hedging of Occidental's stock
✓ Clawback provisions in Long-Term Incentive and Annual Cash Incentive awards for misconduct	✗ No dividends or dividend equivalents on unearned performance-based awards issued under the 2015 LTIP

Elements of the 2017 Executive Compensation Program

The Compensation Committee reviews and sets each element of the compensation program at its February committee meeting so that the allocation of compensation among the varying compensation elements reflects Occidental's compensation philosophy, which emphasizes long-term, performance-based pay. The majority of named executive officer compensation is performance-based, and can only be realized if Occidental meets applicable performance goals.

2017 CEO COMPENSATION MIX[1]



- ■ Long-Term Incentive Awards
- ■ Annual Cash Incentive
- ▨ Salary
- □ Other

CEO LONG-TERM INCENTIVE MIX[2]

The 2017 program consisted of a performance-based total shareholder return (TSR) award and a restricted stock unit (RSU) award:

TSR 70%	RSU 30%

The 2018 program was enhanced by adding a second returns-based performance metric, **cash return on capital employed (CROCE)**:

TSR 45%	CROCE 25%	RSU 30%

(1) Compensation as reported in the Summary Compensation Table (see page 37).
(2) Percentages are based on the grant date fair value of the long-term incentive awards.

For more information regarding the 2017 executive compensation program, and recent changes to the executive compensation program, please see the Compensation Discussion and Analysis section of this proxy statement beginning on page 22.

PROPOSAL 1: ELECTION OF DIRECTORS

Director Nominations

The Board is committed to recruiting and nominating directors for election who will collectively provide the Board with the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs and support oversight of our business strategy and priorities. In recommending candidates for election to the Board, the Governance Committee evaluates a candidate's character; judgment; their skill set and experience in light of Occidental's needs; independence; other time commitments, including other public and private company board memberships; and any other factors that the Governance Committee deems relevant. In addition, in determining whether to recommend incumbent directors for re-election to the Board, the Governance Committee also reviews and considers the director's board and committee meeting attendance; the level of support that the director's nomination received at the most recent annual stockholders' meeting; and the well-roundedness of the Board as a whole.

In 2018, the Governance Committee recommended to the Board, and the Board approved, the nomination of the eleven individuals identified below for election as directors. Unless you specify differently, proxies received will be voted FOR Spencer Abraham, Howard I. Atkins, Eugene L. Batchelder, John E. Feick, Margaret M. Foran, Carlos M. Gutierrez, Vicki Hollub, William R. Klesse, Jack B. Moore, Avedick B. Poladian and Elisse B. Walter to serve for a one-year term ending at the 2019 Annual Meeting, but in any event, until his or her successor is elected and qualified, unless ended earlier due to his or her death, resignation, disqualification or removal from office.

About the Director Nominees

All of the director nominees are currently directors of Occidental who were elected by stockholders at the 2017 Annual Meeting. In the event any nominee should be unavailable to serve at the time of the meeting, the proxies may be voted for a substitute nominee selected by the Board of Directors, or the Board of Directors may reduce the number of directors to eliminate the vacancy.

Biographical information with respect to each of the director nominees, together with a list of competencies that led to the conclusion that such person should serve as a director, is presented below. An overview of the core competencies of each director nominee are featured in a skills matrix on page 16.

 **The Board of Directors recommends a vote FOR each of the director nominees.**



SPENCER ABRAHAM

Director since 2005 | Age 65 | Independent

Committees of the Board:
- Environmental, Health and Safety
- Executive Compensation

Current Public Company Directorships:
- Chairman of the Board of Uranium Energy Corp.
- PBF Energy Inc.
- NRG Energy, Inc.
- Two Harbors Investment Corp.

Core Competencies:
- Corporate Governance
- Environmental, Health, Safety & Sustainability
- Executive Compensation
- Government, Legal & Regulatory
- International Experience
- Risk Management
- Technology/Cyber Security

Secretary Abraham is Chairman and Chief Executive Officer of The Abraham Group, an international strategic consulting firm based in Washington, D.C. He represented Michigan in the United States Senate for six years, where he authored 22 pieces of legislation, including several pieces of ground-breaking technology legislation. President George W. Bush selected him as the tenth Secretary of Energy in 2001 and during his tenure at the Energy Department from 2001 through January 2005, he developed policies and regulations to ensure the nation's energy security, was responsible for the U.S. Strategic Petroleum Reserve, oversaw domestic oil and gas development policy and developed relationships with international governments. Secretary Abraham is a member of the Board of Trustees of the California Institute of Technology; a member of the board of C3-IoT, a private technology company; the Chairman of the American Task Force for Lebanon; and a former board member of iCX Technology, a manufacturer of high-tech security products. Secretary Abraham holds a Juris Doctor degree from Harvard Law School and is the author of "Lights Out!: Ten Myths About (and Real Solutions to) America's Energy Crisis."



HOWARD I. ATKINS

Director since 2010 | Age 67 | Independent

Committees of the Board:
- Audit
- Environmental, Health and Safety

Former Public Company Directorships (within the last 5 years):
- Ingram Micro Inc.

Core Competencies:
- Finance/Capital Markets
- Financial Reporting/Accounting Experience
- Government, Legal & Regulatory
- International Experience
- Investor Relations
- Public Company Executive Experience
- Risk Management

Mr. Atkins retired as the Senior Executive Vice President and Chief Financial Officer of Wells Fargo & Company, an international banking and financial services company, where he was responsible for Wells Fargo's financial management functions, investment portfolios, investor relations, capital management and corporate properties functions from 2001 to 2011. A 37-year veteran of the financial services industry, Mr. Atkins previously served as Executive Vice President and Chief Financial Officer of New York Life Insurance Company; Chief Financial Officer of Midlantic Corporation; and Corporate Treasurer of Chase Manhattan Bank.



EUGENE L. BATCHELDER

Director since 2013 | Age 70 | Independent

Chairman since 2015

Committees of the Board:

- Corporate Governance, Nominating and Social Responsibility

Core Competencies:

- Executive Compensation
- Finance/Capital Markets
- Financial Reporting/Accounting Experience
- Industry Background
- Public Company Executive Experience
- Risk Management
- Technology/Cyber Security

Mr. Batchelder retired in 2012 as the Senior Vice President and Chief Administrative Officer at ConocoPhillips, an integrated global energy company. In this role, from 2009 until his retirement, he was responsible for global shared services, human resources, facilities, information technology, security, aviation, executive services, and corporate affairs, which included investor relations, corporate communications and contributions. Mr. Batchelder served as Senior Vice President and Chief Information Officer of ConocoPhillips from 2002 to 2009. Prior to the merger of Conoco and Phillips Petroleum in 2002, Mr. Batchelder was promoted to increasingly senior positions within Phillips Petroleum companies, including information technology and financial management positions. Mr. Batchelder is a Director of Laurel's Army Foundation, a past trustee and governor of the Oklahoma State University Foundation, and past president and board member of the Oklahoma State University Alumni Association. Mr. Batchelder holds a bachelor's degree in Accounting from Oklahoma State University and is a certified public accountant (inactive).



JOHN E. FEICK

Director since 1998 | Age 74 | Independent

Committees of the Board:

- Environmental, Health and Safety (Chair)
- Corporate Governance, Nominating and Social Responsibility
- Executive Compensation

Core Competencies:

- Corporate Governance
- Environmental, Health, Safety & Sustainability
- Executive Compensation
- Finance/Capital Markets
- Industry Background
- Public Company Executive Experience
- Risk Management

Mr. Feick is the Executive Chairman and a significant stockholder of Matrix Solutions Inc., a provider of environmental remediation and reclamation services. Until 2011, he was Chairman and a significant stockholder of Kemex Engineering Services, Ltd., which offers engineering and design services to the petrochemical, refining and gas processing industries. From 1984 to 1994, Mr. Feick was President and Chief Operating Officer of Novacor Chemicals, a subsidiary of Nova Corporation. He previously served as Chairman of the Board of Directors of Oak Point Energy Ltd., an oil sands exploration and development company, and was a director of Veresen Inc., an energy infrastructure company, and Graham Construction. Mr. Feick holds a Bachelor of Science degree in chemical engineering from Queen's University and a doctorate degree in chemical engineering from the University of Alberta.



MARGARET M. FORAN

Director since 2010 | Age 63 | Independent

Committees of the Board:

- Executive Compensation (Chair)
- Corporate Governance, Nominating and Social Responsibility

Core Competencies:

- Corporate Governance
- Environmental, Health, Safety & Sustainability
- Executive Compensation
- Government, Legal & Regulatory
- Investor Relations
- Public Company Executive Experience
- Risk Management

Ms. Foran is Chief Governance Officer, Senior Vice President and Corporate Secretary of Prudential Financial, Inc., a global provider of insurance, investment management and financial products. Prior to joining Prudential, she was Executive Vice President, General Counsel and Corporate Secretary at Sara Lee Corporation from 2008 to 2009; Senior Vice President, Associate General Counsel and Corporate Secretary at Pfizer Inc. from 1997 to 2008; and Vice President and Assistant General Counsel at J.P. Morgan & Co. Ms. Foran is a former director of The MONY Group Inc. and MONY Life Insurance Company. She served as Co-Chair and a director of the Council of Institutional Investors (CII) and Co-Chair of the CII International Corporate Governance Committee. She is the former Chair of the American Bar Association Committee on Corporate Governance. Ms. Foran is the former Chair of the Coordinating Committee of the Business Roundtable Corporate Governance Task Force. She previously served two terms on the Standing Advisory Group of the Public Company Accounting Oversight Board (PCAOB) and is a member of the Economic Club of New York. Ms. Foran is a Trustee of the Committee for Economic Development, as well as a member of the Notre Dame Law School Advisory Council. Ms. Foran has a Juris Doctor degree from the University of Notre Dame.



CARLOS M. GUTIERREZ

Director since 2009 | Age 64 | Independent

Committees of the Board:

- Corporate Governance, Nominating and Social Responsibility (Chair)
- Audit

Current Public Company Directorships:

- MetLife, Inc.
- Time Warner Inc.

Core Competencies:

- Executive Compensation
- Financial Reporting/Accounting Experience
- Government, Legal & Regulatory
- International Experience
- Investor Relations
- Public Company Executive Experience
- Risk Management

Secretary Gutierrez is Co-Chair of Albright Stonebridge Group, a commercial diplomacy and strategic advisory firm. Prior to joining Albright Stonebridge in April 2013, Secretary Gutierrez was Vice Chairman of the Institutional Clients Group and a member of the Senior Strategic Advisory Group at Citigroup Inc. from 2011 to February 2013. He joined Citigroup from communications and public affairs consulting firm APCO Worldwide Inc., where he was Chairman of the Global Political Strategies division in 2010. He served as U.S. Secretary of Commerce from February 2005 to January 2009, where he worked with foreign government and business leaders to advance economic relationships and enhance trade. Prior to his government service, Secretary Gutierrez was with Kellogg Company, a global manufacturer and marketer of well-known food brands, for nearly 30 years. After assignments in Latin America, Canada, Asia, and the United States, he became President and Chief Executive Officer in 1999 and Chairman of the Board in 2000, positions he held until 2005. Secretary Gutierrez currently serves as an external director on the U.S. Board of PwC, a private professional services firm, and Viridis Technologies, a private technology company. He is Chairman of the National Foreign Trade Council, a member of the Human Freedom Advisory Council at the George W. Bush Institute and Chairman of the Board of Trustees of the Meridian International Center. He is also a co-founder of The Dream.US, a scholarship fund for undocumented students.



VICKI HOLLUB

Director since 2015 | Age 58

President and Chief Executive Officer

Core Competencies:

- Environmental, Health, Safety & Sustainability
- Financial Reporting/Accounting Experience
- Government, Legal & Regulatory
- Industry Background
- International Experience
- Public Company Executive Experience
- Risk Management

Ms. Hollub became President and Chief Executive Officer of Occidental Petroleum Corporation in April 2016. She has been a member of Occidental's Board of Directors since 2015. Ms. Hollub joined Occidental more than 30 years ago and has held a variety of management and technical positions with responsibilities on three continents, including roles in the United States, Russia, Venezuela and Ecuador. Most recently, she served as Occidental's President and Chief Operating Officer, overseeing the company's oil and gas, chemical and midstream operations. Ms. Hollub previously was Senior Executive Vice President, Occidental Petroleum Corporation, and President, Oxy Oil and Gas, where she was responsible for operations in the U.S., the Middle East region and Latin America. Prior to that, she held a variety of leadership positions, including Executive Vice President, Occidental Petroleum Corporation and President, Oxy Oil and Gas, Americas; Vice President, Occidental Petroleum Corporation and Executive Vice President, U.S. Operations, Oxy Oil and Gas; and Executive Vice President, California Operations. Ms. Hollub serves on the boards of the American Petroleum Institute and Khalifa University for Science and Technology in Abu Dhabi. She is the U.S. chair for the U.S.- Colombia Business Council. A graduate of the University of Alabama, Ms. Hollub holds a Bachelor of Science in Mineral Engineering. She was inducted into the University of Alabama College of Engineering 2016 class of Distinguished Engineering Fellows.



WILLIAM R. KLESSE

Director since 2013 | Age 71 | Independent

Committees of the Board:

- Environmental, Health and Safety
- Executive Compensation

Current Public Company Directorships:

- MEG Energy

Former Public Company Directorships (within the last 5 years):

- Valero Energy Corporation

Core Competencies:

- Executive Compensation
- Finance/Capital Markets
- Financial Reporting/Accounting Experience
- Industry Background
- Investor Relations
- Public Company Executive Experience
- Risk Management

Mr. Klesse is the former Chief Executive Officer and former Chairman of the Board of Valero Energy Corporation (Valero), an international manufacturer and marketer of transportation fuels, other petrochemical products and power. He joined the Valero board as Vice Chairman in 2005 and served as Chairman of the Board from 2007 until his retirement in December 2014. From 2006 to May 2014, he served as Chief Executive Officer of Valero and served as President from 2008 to 2013. From 2003 to 2005, Mr. Klesse was Valero's Executive Vice President and Chief Operating Officer. Prior to that, he served as Executive Vice President of Refining and Commercial Operations following Valero's 2001 acquisition of Ultramar Diamond Shamrock Corporation, where he had been Executive Vice President of the company's refining operations. Mr. Klesse began his 40-plus year career in the energy industry at Diamond Shamrock Corporation, which merged with Ultramar Corporation in 1996. Mr. Klesse is a trustee of the Texas Biomedical Research Institute and United Way of San Antonio and Bexar County and serves on the Advisory Board of the San Antonio Food Bank. Mr. Klesse holds a bachelor's degree in Chemical Engineering from the University of Dayton and a Master of Business Administration with an emphasis in Finance from West Texas A&M University.



JACK B. MOORE

Director since 2016 | Age 64 | Independent

Committees of the Board:

- Environmental, Health and Safety
- Executive Compensation

Current Public Company Directorships:

- KBR Inc.
- ProPetro Holding Corp.
- Rowan Companies plc

Former Public Company Directorships (within the last 5 years):

- Cameron International Corporation

Core Competencies:

- Environmental, Health, Safety & Sustainability
- Executive Compensation
- Financial Reporting/Accounting Experience
- Industry Background
- International Experience
- Public Company Executive Experience
- Risk Management

Mr. Moore most recently served as President and Chief Executive Officer of Cameron International Corporation from April 2008 to October 2015 and served as Chairman of the Board of Cameron from May 2011 until its acquisition by Schlumberger in April 2016. Mr. Moore served as Cameron's President and Chief Operating Officer from January 2007 to April 2008. Mr. Moore joined Cameron in 1999 and, prior to that, held various management positions at Baker Hughes Incorporated, where he was employed for over 20 years. Mr. Moore actively serves in leadership positions within the Petroleum Equipment and Services Association, the University of Houston, the United Way of Greater Houston and Memorial Assistance Ministries. Mr. Moore is a graduate of the University of Houston with a B.B.A. degree and attended the Advanced Management Program at Harvard Business School.



AVEDICK B. POLADIAN

Director since 2008 | Age 66 | Independent

Committees of the Board:

- Audit (Chair)
- Corporate Governance, Nominating and Social Responsibility

Current Public Company Directorships:

- California Resources Corporation
- Public Storage
- Western Asset Management Company Funds

Core Competencies:

- Corporate Governance
- Executive Compensation
- Finance/Capital Markets
- Financial Reporting/Accounting Experience
- Government, Legal & Regulatory
- Risk Management
- Technology/Cyber Security

Mr. Poladian is a director and the former Executive Vice President and Chief Operating Officer of Lowe Enterprises, Inc., a privately-held diversified national real estate company active in commercial, residential and hospitality property investment, management and development. Mr. Poladian served in this position from December 2002 to December 2016, and is currently an advisor to the company. During his tenure as Chief Operating Officer, Mr. Poladian oversaw human resources, risk management, construction, finance and legal functions across the firm. Mr. Poladian was with Arthur Andersen from 1974 to 2002 becoming a Partner in 1984 and Managing Partner, Pacific Southwest in 1989, and is a certified public accountant (inactive). He is a past member of the Young Presidents Organization, and member of the California Society of CPAs, and the American Institute of CPAs. Mr. Poladian was appointed to the California State Board of Accountancy and served for nine years, and is a former Trustee of Loyola Marymount University. Mr. Poladian is currently Director Emeritus of the YMCA of Metropolitan Los Angeles, a member of the Board of Councilors of the University of Southern California Sol Price School of Public Policy, and a member of the Board of Advisors of the Ronald Reagan UCLA Medical Center. Mr. Poladian holds a Bachelor of Science degree in Accounting from Loyola Marymount University.



ELISSE B. WALTER

Director since 2014 | Age 67 | Independent

Committees of the Board:

- Audit
- Environmental, Health and Safety

Core Competencies:

- Corporate Governance
- Environmental, Health, Safety & Sustainability
- Finance/Capital Markets
- Financial Reporting/Accounting Experience
- Government, Legal & Regulatory
- Investor Relations
- Risk Management

Ms. Walter was appointed Commissioner of the U.S. Securities and Exchange Commission (SEC) by President George W. Bush, and served in that capacity from 2008 until 2013. President Barack Obama designated her as the 30th Chairman of the SEC in December 2012. Prior to her appointment as an SEC Commissioner, she was with the Financial Industry Regulatory Authority (FINRA) and its predecessor, the National Association of Securities Dealers (NASD), from 1996 to 2008. She served as Senior Executive Vice President, Regulatory Policy and Programs for FINRA and held the comparable position at NASD before its 2007 consolidation with NYSE Member Regulation. Earlier in her career, she served as the General Counsel of the Commodity Futures Trading Commission (CFTC) from 1994 to 1996 and as Deputy Director of the SEC Division of Corporation Finance from 1986 to 1994. Among the honors Ms. Walter has received are the Presidential Rank Award (Distinguished), the ASECA William O. Douglas Award, the SEC Chairman's Award for Excellence and the Federal Bar Association's Philip A. Loomis, Jr. and Manuel F. Cohen Awards. She is a member of the Academy of Women Achievers of the YWCA of the City of New York and the DirectWomen Institute. She serves on the SASB Foundation Board of Directors; the Board of Directors of the National Women's Law Center; the Board of Directors of the FINRA Investor Education Foundation; the Board of Governors of FINRA; and as a member of the Securities and Exchange Commission's Investor Advisory Committee and Fixed Income Market Structure Advisory Committee. Ms. Walter holds a B.A. in Mathematics, cum laude, from Yale University and a J.D., cum laude, from Harvard Law School.

Summary of Director Nominee Core Competencies and Composition Highlights

The following chart summarizes the competencies that the Board considers valuable to effective oversight of the Company, and illustrates how the current Board members individually and collectively represent these key competencies. The lack of an indicator for a particular item does not mean that the director does not possess that qualification, skill or experience. We look to each director to be knowledgeable in these areas; rather, the indicator represents that the item is a core competency that the director brings to the Board.

	Abraham	Atkins	Batchelder	Feick	Foran	Gutierrez	Hollub	Klesse	Moore	Poladian	Walter
CORPORATE GOVERNANCE contributes to the Board's understanding of best practices in corporate governance matters	●			●	●					●	●
ENVIRONMENTAL, HEALTH, SAFETY & SUSTAINABILITY contributes to the Board's oversight and understanding of EHS and sustainability issues and their relationship to the company's business and strategy	●			●	●		●		●		●
EXECUTIVE COMPENSATION contributes to the Board's ability to attract, motivate and retain executive talent	●		●	●	●	●		●	●	●	
FINANCE/CAPITAL MARKETS valuable in evaluating Occidental's financial statements, capital structure and financial strategy (dividends/stock repurchases/financing)		●	●	●				●		●	●
FINANCIAL REPORTING/ACCOUNTING EXPERIENCE critical to the oversight of the company's financial statements and financial reports		●	●			●	●	●	●	●	●
GOVERNMENT, LEGAL & REGULATORY contributes to the Board's ability to interpret regulations and understand complex legal matters and public policy issues	●	●			●	●	●			●	●
INDUSTRY BACKGROUND contributes to a deeper understanding of our business strategy, operations, key performance indicators and competitive environment			●	●			●	●	●		
INTERNATIONAL EXPERIENCE critical to cultivating and sustaining business and governmental relationships internationally and providing oversight of our multinational operations	●	●				●	●		●		
INVESTOR RELATIONS contributes to the Board's understanding of investor concerns and perceptions		●			●	●		●			●
PUBLIC COMPANY EXECUTIVE EXPERIENCE contributes to the Board's understanding of operations and business strategy and demonstrated leadership ability		●	●	●	●	●	●	●	●		
RISK MANAGEMENT contributes to the identification, assessment and prioritization of risks facing the company	●	●	●	●	●	●	●	●	●	●	●
TECHNOLOGY/CYBER SECURITY contributes to the Board's understanding of information technology and cyber security risks	●		●							●	

INDEPENDENCE

Occidental requires that at least two-thirds of its Board members must be independent. The Board has determined that all director nominees, other than Ms. Hollub, meet the independence standards set by the New York Stock Exchange (NYSE).


91%
Nominee Independence

TENURE

The average tenure of the director nominees is approximately eight years, which reflects a balance of company experience and new perspectives.


5
4
2
0-5
6-10
11+
# of Years of Service

DIVERSITY

The Board is committed to achieving a diverse and broadly inclusive membership. Four of our 11 director nominees are diverse, based on gender and ethnicity.


Gender
27%
36%
Diverse
9%
Ethnicity
3 Women in the Boardroom

CORPORATE GOVERNANCE

The Board's Corporate Governance Policies establish Occidental's governance framework. The Corporate Governance Policies address the structure and operation of the Board of Directors, including matters related to director independence; retirement; outside board memberships; the role of the Board's Independent Chairman; director stock ownership; and Board and Committee performance evaluations. In addition to the Corporate Governance Policies, the Board has established other stand-alone governance policies, such as a policy on stockholder rights plans, a confidential voting policy, a human rights policy and an independent compensation consultant policy. The Corporate Governance Policies are reviewed at least annually and are updated periodically, along with other governance policies, in light of changing regulations, evolving best practices and stockholder feedback.

Corporate Governance Highlights

Relating to the Board

⊘ Independent Chairman of the Board	⊘ Annual evaluations of the Board, each committee, and individual directors
⊘ Annual elections of the entire Board by majority votes cast in an uncontested election	⊘ Director retirement age policy of 75
⊘ Mandatory resignation if a majority vote is not received in an uncontested election	⊘ Meaningful director stock ownership guidelines
⊘ Demonstrated commitment to Board refreshment	⊘ Board committees comprised entirely of independent directors

Relating to Stockholder Rights

⊘ Ability of stockholders to call a special meeting	⊘ Confidential Voting Policy
⊘ Ability of stockholders to act by written consent	⊘ No stockholder rights (poison pill) or similar plan
⊘ Stockholder right to proxy access	⊘ Nominating Committee Policy for stockholder-recommended director nominees
⊘ Biannual stockholder engagement program	⊘ No super-majority voting requirements

Stockholder Engagement

Occidental is committed to regular and transparent communication and engagement with its stockholders and other stakeholders. Twice annually, Occidental reaches out to engage with stockholders collectively representing over a majority of shares outstanding. Feedback from engagement meetings is shared with the Board through senior management reports to the Board and its committees and by virtue of independent director participation in stockholder engagements. As discussed further below, stakeholder engagement in recent years has resulted in changes to Occidental's practices and disclosures regarding environmental, health and safety matters; corporate governance; and executive compensation.

Recent Engagement Efforts. In the fall of 2017, we reached out to over 50 stockholders collectively representing a majority of Occidental's shares outstanding to engage on environmental, social and governance issues, including climate-related risks and opportunities; executive compensation matters; and matters related to board composition. A cross-functional team of senior members from Occidental's environmental, health and safety; investor relations; corporate secretary and legal departments met with over 30 investors and other stakeholders to discuss these topics. At a majority of these meetings, one or more of our independent directors participated, demonstrating the Board's commitment to transparent engagement and the value the Board places on directly hearing the views of our stockholders.

These meetings helped shape our report, "Climate-Related Risks and Opportunities: Positioning for a Lower-Carbon Economy," which is available for download at www.oxy.com/SocialResponsibility. The release of this report was, in part, in response to a majority-supported stockholder proposal presented at the 2017 Annual Meeting that sought details regarding how Occidental's capital planning and business strategies incorporate the risks of a lower carbon economy, and a stockholder proposal that requested more transparency regarding Occidental's efforts to mitigate and set reduction targets for methane emissions and flaring. Our recent stockholder engagement efforts also informed the director skills matrix that we have included in this proxy statement on page 16, which identifies each director's particular core competencies in tabular format. Details regarding changes to the executive compensation program in light of stockholder feedback are described in more detail in the Compensation Discussion and Analysis section of this proxy statement, beginning on page 22.

Board Evaluation Process

Led by the Governance Committee, the Board conducts a robust annual evaluation of its performance, the performance of each of the Board's committees and the individual directors. The Governance Committee believes that board evaluations are a critical tool in assessing the composition and effectiveness of the Board, its committees and its directors, and presents an opportunity to identify areas of strength and areas capable of improvement. The Governance Committee also uses evaluation feedback in assessing whether the Board is of optimum size and to identify skills and qualifications to prioritize in board recruitment. The Governance Committee annually considers the format of its evaluation processes which, in recent years, have variously included anonymous questionnaires, one-on-one director interviews, and the use of a third-party facilitator. The 2017 board evaluation process is summarized below.

DETERMINE THE PROCESS

In 2017, the Governance Committee recommended, and the Board approved, board evaluations through the use of anonymous written questionnaires and a skills matrix. This process was intended to encourage candid feedback from directors to promote productive discussions.

CONDUCT EVALUATIONS

Among other topics addressed, the Board and committee questionnaires solicited director opinions related to committee and board effectiveness and performance; agenda topics and materials; skills; leadership; and, at the board level, matters related to strategy. The Board evaluations also included open-ended questions that prompted directors to reflect and comment on his or her own individual performance and contributions to the Board.

ANALYZE THE RESULTS

In late 2017, the aggregated results of each questionnaire were reviewed and discussed at a meeting of the Governance Committee. Each committee reviewed its individual results, and the Governance Committee Chair presented the findings of the Board evaluation and a summary of the committee evaluations at a meeting of the full Board.

TAKE RESPONSIVE ACTION

As part of its analysis of the evaluation results, the Board and management determined appropriate responsive actions that were intended to address identified areas capable of improvement.

Director Selection and Recruitment

In recent years, the Board has identified director candidates through the use of independent search firms, third-party recommendations, and the recommendations of directors and executive officers. Additionally, it is the policy of the Governance Committee to consider director candidates recommended by stockholders pursuant to the Nominating Committee Policy, discussed further on page 66. For a discussion of the factors that the Governance Committee considers in recommending candidates for election to the Board, see "*Proposal 1: Election of Directors – Director Nominations*" on page 9.

◼ Stockholder Nominations of Director Candidates

Occidental's by-laws permit a group of up to 20 stockholders, collectively owning 3% or more of Occidental's outstanding common stock continuously for at least three years, to nominate and include in Occidental's proxy materials directors constituting up to 20% of the Board, but not less than two directors, provided that the stockholder(s) and the nominee(s) meet the requirements of Occidental's by-laws. For more information on proxy access and other procedures to recommend candidates to Occidental's Board of Directors, see "*Nominations for Directors for Term Expiring in 2019*" beginning on page 66.

Board of Directors and its Committees

Occidental is governed by its Board of Directors, which is led by an Independent Chairman, and its four committees, composed entirely of independent directors. The structure of the Board and the responsibilities of its committees are described in more detail below.

Independent Board Leadership Structure

Occidental's by-laws provide for the Board to annually elect one of its independent directors to be Chairman of the Board. In 2017, the Board elected Mr. Batchelder to serve in that position. The Chairman of the Board presides at Board meetings and meetings of stockholders and his responsibilities include, among other things:

- Call meetings of the independent directors and chair executive sessions of the Board at which no members of management are present;
- Approve the agendas for Board and committee meetings;
- Propose a schedule of Board meetings and the information to be provided by management for Board consideration;
- Recommend the retention of consultants who report directly to the Board;
- Assist in assuring compliance with the Corporate Governance Policies and to recommend revisions to the policies;
- Evaluate, along with the members of the Executive Compensation Committee and the other independent directors, the performance of the Chief Executive Officer;
- Consult with other Board members as to recommendations on membership and chairpersons of the Board committees and discuss recommendations with the Corporate Governance, Nominating and Social Responsibility Committee;
- Communicate the views of the independent directors and the Board committees with respect to objectives set for management by the Board: and
- To serve as a liaison between the Board and Occidental's stockholders.

Board Committees

The committees of the Board are composed entirely of independent directors. The primary responsibilities of the committees are described below. From time to time, the Board of Directors delegates additional duties to the committees.

Audit Committee	Primary Responsibilities:	Meetings in 2017: 6
Members: Avedick B. Poladian (Chair) Howard I. Atkins Carlos M. Gutierrez Elisse B. Walter	• Hire the independent auditor to audit the consolidated financial statements of Occidental and its subsidiaries • Discuss the scope and results of the audit with the independent auditor and matters required to be discussed by the Public Company Accounting Oversight Board • Discuss Occidental's financial accounting and reporting principles and the adequacy of Occidental's internal accounting, financial and operating controls with the auditors and management • Review all reports of internal audits submitted to the Audit Committee and responsive actions by management • Review the appointment of the senior internal auditing executive • Review matters relating to financial risk • Evaluate performance and qualifications of individuals providing internal audit services • Evaluate the independent auditor's qualifications, performance and independence • Oversee matters relating to Occidental's Code of Business Conduct The Audit Committee members are independent and the Board has determined that each Audit Committee member is an "audit committee financial expert" within the meaning of the SEC's regulations. The Audit Committee Report with respect to Occidental's financial statements is on page 63.	

Corporate Governance, Nominating and Social Responsibility Committee **Members:** Carlos M. Gutierrez (Chair) Eugene L. Batchelder John E. Feick Margaret M. Foran Avedick B. Poladian	**Primary Responsibilities:** • Recommend candidates for election to the Board • Periodically review and interpret Occidental's Corporate Governance Policies and consider other governance issues • Oversee the evaluation of the Board, its committees and the individual directors • Review Occidental's policies, programs and practices on social responsibility • Oversee Occidental's Human Rights Policy • Oversee certain charitable contributions made by Occidental and its subsidiaries • Evaluate and make recommendations to the Board regarding the compensation and benefits of non-employee directors • Review and approve related party transactions See page 66 for information on how to recommend nominees or nominate candidates to the Board.	**Meetings in 2017: 7**
Environmental, Health and Safety Committee **Members:** John E. Feick (Chair) Spencer Abraham Howard I. Atkins William R. Klesse Jack B. Moore Elisse B. Walter	**Primary Responsibilities:** • Review and discuss with management the status of environmental, health and safety issues, including compliance with applicable laws and regulations • Review climate-related risks and opportunities and their potential impact on corporate strategy in consultation with the full Board • Review and discuss the results of internal compliance reviews and remediation projects • Review matters relating to operational risk • Report periodically to the Board on environmental, health and safety matters affecting Occidental and its subsidiaries	**Meetings in 2017: 6**
Executive Compensation Committee **Members:** Margaret M. Foran (Chair) Spencer Abraham John E. Feick William R. Klesse Jack B. Moore	**Primary Responsibilities:** • Review and approve the corporate goals and objectives relevant to the compensation of the Chief Executive Officer (CEO), evaluate the performance of the CEO and determine and approve CEO compensation • Review and approve the compensation of all other executive officers • Administer Occidental's stock-based incentive compensation plans and periodically review the performance of the plans and their rules to assure purposes of the plans are being met • Make recommendations to the Board with respect to incentive compensation plans and equity-based plans • Review Occidental's talent development processes and programs, including recruitment, selection and retention The Compensation Committee's report on executive compensation is on page 36.	**Meetings in 2017: 6**

Other Governance Matters

▎ Director Education

Directors are provided with continuing education, including business-specific learning opportunities through site visits and briefing sessions led by internal experts or third parties on topics that are relevant to Occidental. In 2017, this included a third-party briefing on the outlook of the oil and gas industry under various potential future scenarios; cyber security updates; and the use of immersive, 3-D technology to demonstrate recent innovations in the oilfield.

Directors are also encouraged to attend additional continuing education programs designed to enhance the performance and competencies of individual directors and the Board of Directors. In 2017, directors participated in various corporate director and compliance programs held by universities and corporate director, governance and investor organizations, including the NYSE and the National Association of Corporate Directors, as attendees or as presenters.

Director Attendance

The Board of Directors held seven meetings in 2017. All of the directors attended every regularly scheduled meeting of the Board in 2017, including the 2017 Annual Meeting of Stockholders, and each director attended at least 75% of the total number of Board and Board committee meetings on which he or she served. Attendance at the Annual Meeting of Stockholders is expected of directors as if it were a regular meeting of the Board.

Executive Sessions of the Independent Directors

The independent directors regularly meet in executive sessions at which no members of management are present. The independent directors held five executive sessions in 2017. The Board's Independent Chairman, Mr. Batchelder, chaired the executive sessions in 2017.

Risk Oversight

The Board's role in risk oversight recognizes the multifaceted nature of risk management. It is a control and compliance function, but it also involves strategic considerations in normal business decision-making. It covers legal and regulatory matters; finance; compensation; security; cybersecurity; and climate, environmental, health and safety concerns.

The Board has empowered its committees with risk oversight responsibilities. Each committee is integral to the control and compliance aspects of risk oversight by the Board. Each committee meets regularly with management to review, as appropriate, compliance with existing policies and procedures and to discuss changes or improvements that may be required or desirable. Every committee met at least six times in 2017. The frequency of committee meetings ensures that each committee has adequate time for in-depth review and discussion of all matters associated with each committee's area of responsibility. Each committee makes regular reports to the full Board, sometimes without the Chief Executive Officer present, to apprise the Board of the committee's discussion of issues and findings, as well as to make recommendations of appropriate changes or improvements.

Related Party Transactions

Pursuant to Occidental's Conflict of Interest Policy and Code of Business Conduct, each director and executive officer has an obligation to avoid any activity, agreement, business investment or interest, or other situation that could be construed either as divergent to or in competition with Occidental's interest or as an interference with such person's primary duty to serve Occidental, unless prior written approval has been granted by the Audit Committee. All potential conflicts of interest must be reported to a designated compliance officer. A summary of the Conflict of Interest Policy is included in Occidental's Code of Business Conduct which can be found at www.oxy.com/Investors/Governance.

Pursuant to Occidental's written policy on related party transactions, the Governance Committee reviews relationships and transactions in which Occidental and its directors, executive officers, or their immediate family members participate if the amount involved exceeds $120,000. To help identify related party transactions, each director and executive officer must complete an annual questionnaire that requires disclosure of any transaction between Occidental and the director or executive officer or any of his or her affiliates or immediate family members. Additionally, the accounting department reviews Occidental's financial records for payments made to, or received from, related parties and the entities with which the related parties are affiliated, and reports any identified transactions to the legal department. The Governance Committee reviews and approves, ratifies or rejects identified related party transactions. In approving, ratifying or rejecting a related party transaction, the Governance Committee considers such information as it deems appropriate to determine whether the transaction is on reasonable and competitive terms and is fair to Occidental and its stockholders.

Pursuant to the policy, the Governance Committee identified one transaction that qualified as a related party transaction. Brent Vangolen, the son of Mr. Glenn Vangolen, an executive officer, is employed by Occidental as a senior production engineer for the domestic oil and gas segment. His total compensation for 2017 (consisting of his annual base salary, annual bonus and stock-based compensation) was less than $200,000. He also participated in the general welfare and benefit plans of Occidental. Mr. Vangolen did not participate in the hiring of his son and does not participate in performance evaluations or compensation decisions regarding his son. Mr. Brent Vangolen's compensation and benefits are comparable with similarly situated employees of Occidental.

Communications with Directors

Stockholders and other interested parties may communicate with any director by sending a letter to the director's attention in care of Occidental's Corporate Secretary, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. The Corporate Secretary opens, logs and forwards all such correspondence (other than advertisements or other solicitations) to directors unless a director has requested the Corporate Secretary to forward correspondence unopened.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This Compensation Discussion and Analysis (CD&A) describes the material elements, objectives and principles of Occidental's 2017 executive compensation program for its named executive officers, recent compensation decisions and the factors the Executive Compensation Committee (the Compensation Committee) considered in making those decisions.

The named executive officers for 2017 are:

Name	Position[1]
Vicki Hollub	President and Chief Executive Officer
Edward A. Lowe	Executive Vice President and Group Chairman, Middle East
Marcia E. Backus	Senior Vice President, General Counsel and Chief Compliance Officer
Cedric W. Burgher	Senior Vice President and Chief Financial Officer
Glenn M. Vangolen	Senior Vice President, Business Support
Christopher G. Stavros	Former Senior Vice President and Chief Financial Officer

(1) On May 30, 2017, Mr. Stavros retired as Senior Vice President and Chief Financial Officer. As a result of two individuals each serving as Chief Financial Officer for a portion of 2017, there are six named executive officers appearing in this proxy statement.

Highlights of Executive Compensation Program Features

The 2017 executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's stockholders.

What We Do	What We Don't Do
✓ Majority of named executive officer compensation linked to performance	✗ No automatic single-trigger vesting of equity awards in the event of a change in control
✓ Long-term incentive awards payable solely in shares of common stock	✗ No individual change in control contracts
✓ Transparent, objective TSR metric underlying the performance-based portion of the long-term incentive award aligned with stockholder interests	✗ No repricing of underwater stock options
✓ Meaningful stock ownership guidelines for executive officers	✗ No payout of the TSR award if Occidental's TSR ranks in the bottom quarter of the peer group
✓ Independent Compensation Consultant Policy requiring that the compensation consultant be independent from management	✗ No hedging of Occidental's stock
✓ Clawback provisions for Long-Term Incentive and Annual Cash Incentive awards for misconduct	✗ No dividends or dividend equivalents on unearned performance-based awards issued under the 2015 LTIP

Say-on-Pay Results and Stockholder Engagement

At the 2017 Annual Meeting, Occidental's advisory vote to approve executive compensation received support from approximately 83% of the total votes cast. This level of support represented a decline from recent years and the Compensation Committee sought input from Occidental's stockholders through the company's stockholder engagement program to gain insight into the results. A prominent concern raised by some of Occidental's stockholders was that the 2016 long-term incentive program did not include a performance metric tied to return on capital. Some stockholders questioned whether the de-emphasis of returns in the long-term incentive program reflected a shift in Occidental's business strategy, which was, and remains, very returns-focused. During earnings presentations and in meetings with stockholders, Occidental's senior management team emphasized their belief that recent operational and technological achievements, and actions to reduce costs and optimize the company's asset portfolio, have positioned the company for industry-leading returns.

As a commitment to Occidental's business strategy and in light of the views expressed by Occidental's stockholders, the Compensation Committee determined that the addition of a second returns-based metric in the long-term incentive program, cash return on capital employed (CROCE), would ultimately enhance pay-for-performance by strengthening the link between executive pay and Occidental's strategic business goals, and demonstrate responsiveness to the concerns of Occidental's stockholders. The 2018 long-term incentive program for the executive officers includes a performance stock unit award based on Occidental's CROCE over a three-year period. At grant, the CROCE award comprised 25% of Ms. Hollub's 2018 long-term incentive award package and 20% for the other executive officers. Further details regarding the 2018 long-term incentive award program will be provided in Occidental's 2019 proxy statement.

Recent Executive Compensation Program Changes

The Compensation Committee regularly evaluates the compensation program for the named executive officers to consider the views of Occidental's stockholders, peer company and market pay practices and emerging compensation trends and best practices. Several of the recent changes to the compensation program for the named executive officers were the result of feedback from Occidental's stockholders. The Compensation Committee regularly receives feedback on the executive compensation program through Occidental's spring and fall stockholder engagement programs.

What The Committee Heard		Committee Actions in Response
The metrics underlying the short-term and long-term incentive program should more closely align with Occidental's strategic goals.	→	The 2017 Annual Cash Incentive award includes cash flow neutrality and return on capital metrics, which are aligned with Occidental's stated strategic goals. For 2018, a performance-based stock unit award based on CROCE was added to the long-term incentive program.
Disclosure of the process to determine the Annual Cash Incentive awards should be more transparent.	→	We have increased the level of detail and specificity of the metrics and targets underlying the Annual Cash Incentive award.
Off-cycle awards should only be used in exceptional circumstances.	→	We did not grant any off-cycle awards in 2017 and we affirm our commitment to limiting the use of off-cycle awards to extraordinary circumstances.

In addition, the Compensation Committee added threshold performance goals to the 2017 restricted stock unit (RSU) award and the company performance portion of the 2017 Annual Cash Incentive award, which were intended to qualify the awards as "performance-based compensation" for purposes of Section 162(m) of the Internal Revenue Code (the Code) as in effect at the time the awards were granted. For more information, see *"Section 162(m) Performance Pool"* on page 28.

Overview of the 2017 Compensation Program

Element[1]	Objectives	Form of Payout	How Target Values are Determined
FIXED — **Base Salary**	▪ Provide a competitive level of fixed compensation to attract and retain employees.	Cash	In determining base salary levels, the Compensation Committee reviews compensation surveys, publicly available peer company data, internal pay equity, individual responsibilities and performance assessments. Base salaries are reviewed annually and as circumstances warrant.
VARIABLE — **Annual Cash Incentive**	▪ Motivate executives to achieve superior company performance over a one-year period. ▪ Align executives with performance metrics that are critical to Occidental's success.	Cash	A target Annual Cash Incentive award amount is set annually for each named executive officer based on compensation surveys, publicly available peer company data, the executive's prior-year award value, retention considerations, the balance of short- and long-term pay, internal pay equity, recent company performance, and each executive's ability to influence Occidental's performance for the year. Company performance accounted for 80% of Ms. Hollub's target Annual Cash Incentive award and 60% for the other named executive officers. The remaining portion was dependent on the Compensation Committee's assessment of each executive officer's individual performance in 2017.
Long-Term Total Shareholder Return (TSR) Award	▪ Reward higher returns in Occidental's common stock over a three-year performance period. ▪ Align executives with the interests of stockholders.	Stock	The Compensation Committee sets a target long-term incentive package value for each of the named executive officers based on a review of compensation surveys, publicly available peer company data, the executive's prior-year award value, retention considerations, the balance of short- and long-term pay, internal pay equity and recent company performance. Pursuant to the Compensation Committee's philosophy that a majority of compensation should be tied to company performance, the TSR award accounted for 70% of Ms. Hollub's target long-term incentive package and 55% for the other named executive officers.
Long-Term Restricted Stock Unit (RSU) Award	▪ Provide a retention incentive that promotes sustained stock ownership. ▪ Incentivize absolute stock price performance.	Stock	The RSU award accounted for 30% of Ms. Hollub's long-term incentive package and 45% for the other named executive officers.

(1) Mr. Burgher joined Occidental as Senior Vice President and Chief Financial Officer on May 31, 2017. As such, Mr. Burgher's 2017 compensation arrangements were determined by a sign-on agreement between Mr. Burgher and Occidental, as approved by the Compensation Committee, and he did not participate in the 2017 long-term incentive program. For information regarding Mr. Burgher's sign-on agreement, see "*Individual Compensation Considerations – Cedric W. Burgher -- Sign-on Agreement*" on page 33.

Executive Compensation Program Objectives

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, whether in an up- or down-cycle commodity price environment, and is competitive with industry practices. The executive compensation program is intended to:

- ✓ Align with stockholder interests;

- ✓ Preserve performance accountability in both strong and weak commodity price environments;

- ✓ Build long-term share ownership;

- ✓ Provide a consistent retention incentive;

- ✓ Be straightforward and transparent for the benefit of executives and stockholders; and

- ✓ Match or exceed prevailing governance standards for performance-based compensation.

Elements of the 2017 Compensation Program

▌ Salary and "Other" Annual Compensation

The Compensation Committee believes that base salary should reward executives on a market-competitive basis for consistent performance of job requirements and achievement of short-term goals, which, over time, contribute to long-term growth of stockholder value. Salaries are reviewed by the Compensation Committee annually and as circumstances warrant. In determining base salary levels, the Compensation Committee reviews compensation surveys; publicly available peer company data; internal pay equity; individual responsibilities; and performance assessments. Base salary and "other" annual compensation (perquisites and certain other employee benefits) represented, on average, less than 15% of the 2017 compensation packages of the named executive officers. For information regarding salary decisions for the named executive officers in 2017, see "*Individual Compensation Considerations*" beginning on page 30.

▌ Annual Cash Incentive

The Annual Cash Incentive award is intended to motivate executives to achieve superior company and individual performance over a one-year period. In the first quarter, the Compensation Committee approves individual target award amounts for each executive officer based on a review of compensation surveys; publicly available peer company data; the executive's prior-year award value; retention considerations; the balance of short- and long-term pay; internal pay equity; and each executive's ability to influence Occidental's performance for the year. Potential payouts under the Annual Cash Incentive award range from 0% to 200% of the target award amount, based on actual company and individual performance. The amounts earned under the Annual Cash Incentive award for 2017, which were paid in the first quarter of 2018, are reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 37.

Setting the Annual Cash Incentive. The Compensation Committee annually reviews the metrics and targets underlying the Annual Cash Incentive award, and their relative weightings, with an aim to incentivize the named executive officers to excel in areas that are aligned with Occidental's business objectives. In the first quarter of 2017, the Compensation Committee approved company performance metrics related to Occidental's strategic goals and operational, financial, and safety/environmental performance. With respect to these metrics, the Compensation Committee set target performance goals that it believed were rigorous based on Occidental's detailed capital program and business plan; projections from the strategic planning team and business unit heads; prior-year results; and third-party forecasts relating to future market conditions and other external market factors.

Weighting the Elements. The Compensation Committee determined that the company performance metrics would comprise 80% of Ms. Hollub's target Annual Cash Incentive award, and 60% for the other named executive officers, with the remainder of the Annual Cash Incentive award opportunity linked to an assessment of the performance of the individual executive. The Compensation Committee determined to weight a larger portion of Ms. Hollub's Annual Cash Incentive award opportunity toward key company performance metrics because, as Chief Executive Officer, her leadership directly affects all aspects of the company's performance. The relative weightings of the Annual Cash Incentive award elements are shown below.

TARGET ANNUAL CASH INCENTIVE AWARD — ELEMENT WEIGHTINGS



2017 Annual Cash Incentive Award – Company Performance Portion

		Weight	Potential Payout Range	Performance Measure	Target	Result	Achieved Score Range (0% - 200%)	Weighted Score Range
KEY CORPORATE OBJECTIVES	Strategic	30%	0% - 60%	Execution of Business Plan	▪ Monetize assets as necessary to ensure portfolio optimization ▪ Manage portfolio to maximize value creation ▪ Allocate capital in accordance with cash usage priorities ▪ Maintain balance sheet that enables us to meet operational and strategic objectives	Achieved at- or above-target performance with respect to each performance measure[1]	115% - 135%	35% - 40%
				Progress Toward Cash Flow Neutrality	▪ The total of cash flow from operations (before working capital), asset sale proceeds and tax refund amounts being greater than or equivalent to cash expended for dividends and capital expenditures	Exceeded target by approximately $800 million		
	Operational	25%	0% - 50%	Production from Ongoing Operations	585 MBOED	Exceeded production target with production of 594 MBOED	80% - 100%	20% - 25%
				Development Spend per BOE	$13.00 per BOE	Missed target performance by $0.57 per BOE		
				Oil and Gas Operating Expense per BOE	$12.15 per BOE	Exceeded target performance by $0.32 per BOE		
	Financial	30%	0% - 60%	Returns on Net Invested Capital	$\dfrac{EBITDAX}{Average\ PP\&E} \geq 16\%$	Exceeded target performance with a return of 17.7%	165% - 185%	50% - 55%
				Core Earnings per Share	$0.65	Exceeded target performance with Core EPS of $0.89		
	Safety/Environmental	15%	0% - 30%	Combined Employee/Contractor IIR	< 0.34	Exceeded target performance with a combined IIR of 0.26	100% - 135%	15% - 20%
				Combined Employee/Contractor DART	< 0.18	Exceeded target performance with a combined DART of 0.16		
				Oil Spills	No net release of oil > 500 barrels impacting fresh water	Achieved		
				Risk	No "4" or "5" level incident	Achieved		

COMPANY PERFORMANCE PORTION TOTAL[2][3]:	**120%-140%**
TOTAL COMPANY PERFORMANCE PORTION PAYOUT[3]:	**130%**

(1) In 2017, Occidental monetized non-core assets for proceeds of approximately $1.4 billion; purchased assets in core areas for approximately $1.1 billion, including the acquisition of a controlling interest in the Seminole-San Andres Unit, a premier CO_2 flood that was immediately accretive to cash flow; allocated capital in accordance with stated cash usage priorities; and maintained a conservative balance sheet and investment grade credit ratings.

(2) Threshold performance goals were added to the company performance portion of the Annual Cash Incentive award for 2017. For more information regarding the threshold performance goals, see *"Section 162(m) Performance Pool"* on page 28.

(3) Does not reflect the individual portion of the Annual Cash Incentive award, as described on page 27.

Annual Cash Incentive Award – Individual Performance Portion. The minority portion of the Annual Cash Incentive award opportunity for 2017 (20% for Ms. Hollub and 40% for the other named executive officers) was subject to the Compensation Committee's assessment of each executive officer's achievement in certain key performance areas within the executive's area of responsibility, as well as the executive's response to unanticipated challenges during the year. The individual performance portion of the Annual Cash Incentive award links incentive compensation directly to the performance of the particular executive. In evaluating performance, the Compensation Committee considered the following performance areas:

- Effective organizational development within the executive's department;

- Contributions to succession planning efforts;

- Functional and operating accomplishments within the executive's department;

- Demonstration of ethical conduct;

- Commitment to health, environment and safety principles; and

- Dedication to collaboration and inclusion.

For a detailed discussion of the Compensation Committee's considerations with respect to each named executive officer's individual performance and resulting payouts, please see "*Individual Compensation Considerations*" beginning on page 30.

▌ Long-Term Incentive Compensation

The majority of named executive officer compensation is determined by Occidental's long-term performance. In 2017, the long-term incentive program consisted of a performance-based TSR award and a time-based RSU award, which are each payable solely in shares of common stock. The long-term incentive awards are intended to provide incentives for achieving results consistent with the goal of maximizing stockholder value and to retain and motivate Occidental's executives. The Compensation Committee believes that long-term compensation should represent the largest portion of each executive officer's total compensation package and that the levels of payout should reflect Occidental's performance, on a relative and absolute basis. During the process of determining each named executive officer's long-term incentive compensation package for 2017, the Compensation Committee evaluated many factors, including:

- Alignment of executive officer and stockholder interests in achieving long-term growth in stockholder value;

- Linkage of any above-target payouts to superior performance and absolute returns;

- Competitiveness with the compensation programs of peer companies;

- Alignment of the named executive officers' compensation with Occidental's performance;

- Impact of commodity prices on Occidental's stock price and financial performance;

- Allocation of total compensation between long-term and short-term components; and

- For awards granted in 2017, tax deductibility under Section 162(m).

2017 Long-Term Incentive Program. The 2017 long-term incentive program consisted of a performance-based stock unit (PSU) award based on relative TSR, and a time-based RSU award, each payable solely in shares of common stock, with the majority of the target long-term incentive award opportunity weighted toward performance, as indicated below.

CHIEF EXECUTIVE OFFICER



OTHER NAMED EXECUTIVE OFFICERS



■ Performance-based TSR award
■ Time-based RSU award

Total Shareholder Return (TSR) Award. The Compensation Committee believes that the comparison of Occidental's three-year TSR to peer companies' returns over that same period is an objective external measure of Occidental's effectiveness in translating its results into stockholder returns. TSR is the change in price of a share of common stock plus reinvested dividends, over a specified period of time, and is an indicator of management's achievement of long-term growth in stockholder value. Payout of the TSR award is based on Occidental's three-year TSR as compared to the three-year TSR of the 11 performance peer companies identified on page 29. The TSR award is denominated in PSUs, each of which is equivalent to one share of common stock. The percentage of such number of PSUs that will be payable at the end of the three-year performance period, which began January 1, 2017 and ends December 31, 2019, will depend on Occidental's relative TSR performance and Occidental's absolute TSR performance. If Occidental's absolute TSR is negative over the performance period, then, irrespective of Occidental's ranking within the peer group, the payout of the TSR award is capped at no more than target. A table illustrating the potential payouts based on relative and absolute TSR performance is set forth below:

TSR Ranking	% of Target PSUs Earned[1]
▪ Top 1-2 ranked companies	**200%**
▪ Top 3-8 ranked companies	Between **25% and 200%**[2]
▪ 9th ranked company	**25%**
▪ Bottom 3 ranked companies	**0%**

(1) If Occidental's absolute TSR is negative over the performance period, the payout of the TSR award is capped at no more than target, irrespective of Occidental's ranking within the peer group.

(2) Determined using linear interpolation.

The cap on payout of the TSR award in instances of negative TSR performance over the performance period is intended to reinforce the pay-for-performance nature of the compensation program. The TSR award comprised 70% and 55% of Ms. Hollub's and the other named executive officers' target long-term incentive award opportunity for 2017, respectively. Cumulative dividend equivalents will be paid in cash at the end of the three-year performance period and will be paid only on the number of PSUs earned. The TSR award was intended to satisfy the tax deductibility requirements of Section 162(m) as in effect at the time the award was granted. Forfeiture and change in control provisions applicable to the TSR award are discussed in more detail in the Potential Payments upon Termination or Change in Control table and the footnotes thereto, beginning on page 45.

Restricted Stock Unit (RSU) Award. The RSU award, which comprises the remainder of the 2017 long-term incentive package, vests ratably over three years with one-third vesting on each of February 28, 2018, 2019 and 2020, subject to continued employment. The RSU award is denominated in restricted stock units, each of which is equivalent to one share of common stock. Payment for a vested RSU award will be made solely in shares of common stock. The shares of stock ultimately received by the named executive officer pursuant to the RSU award are subject to a two-year holding period after the vest date and, after the expiration of the holding period, the named executive officer must continue to retain ownership of the shares until he or she satisfies the applicable stock ownership guidelines, as described on page 34. Prior to the certification of the achievement of the Section 162(m) performance condition, dividend equivalents were accumulated; thereafter, dividend equivalents are payable in cash at the time that dividends are paid on Occidental's common stock. Forfeiture and change in control provisions applicable to the RSU award are discussed in more detail in the Potential Payments upon Termination or Change in Control table and the footnotes thereto, beginning on page 45.

2018 Long-Term Incentive Program Changes. In response to investor feedback, the Compensation Committee modified the long-term incentive program, beginning with 2018 awards, to link a portion of the long-term incentive award opportunity to Occidental's CROCE performance over a three-year period. The addition of the CROCE award is intended to further align the executive compensation program with Occidental's strategic business goals. At grant, the CROCE award comprised 25% of Ms. Hollub's 2018 long-term incentive award package and 20% for the other executive officers. Further details regarding the 2018 long-term incentive award program will be provided in Occidental's 2019 proxy statement.

Section 162(m) Performance Pool. In February 2017, the Compensation Committee established two independent threshold performance goals individually applicable to the company performance portion of the 2017 Annual Cash Incentive award and the 2017 RSU award: (a) achieving operating cash flow before working capital of $1.5 billion during 2017 (Performance Goal A), and (b) achieving production volume of 540,000 BOE/day during 2017, subject to adjustment in certain circumstances for asset divestitures (Performance Goal B). If either Performance Goal A or Performance Goal B was met in 2017, then a Section 162(m) "pool" would be funded, up to a maximum of $18 million, to cover any potential payout of the company performance portion of the Annual Cash Incentive award and the grant date fair value of the 2017 RSU awards. In February 2018, the Compensation Committee certified the attainment of Performance Goal A and Performance Goal B, and the Section 162(m) pool was funded. For more information regarding Section 162(m), see *"Additional Compensation Policies and Practices – Section 162(m) Considerations"* on page 35.

Participants in the Compensation Decision-Making Process

Role of the Independent Compensation Committee. The Compensation Committee, comprised of independent members of the Board, is responsible for annually reviewing and approving all aspects of the Chief Executive Officer's compensation, as well as annually reviewing and approving the compensation of all other named executive officers. In performing these duties, the Compensation Committee obtains input, advice and information from senior management, members of Occidental's Human Resources team and an independent compensation consultant, as further described below, throughout the year. The Compensation Committee also considers the views expressed by Occidental's investors and stockholder advisory groups in making executive compensation decisions. The Compensation Committee uses publicly available data regarding the executive compensation practices of its peer group (as defined below) as an additional tool, but does not benchmark executive compensation to a specific percentile within the peer group.

Role of Senior Management. Ms. Hollub, as Chief Executive Officer, makes recommendations regarding the compensation package for each of the other named executive officers to the Compensation Committee. Ms. Hollub and the senior executives responsible for Human Resources are present for a portion of each of the Compensation Committee meetings but no senior executive is present when decisions regarding his or her compensation is discussed and made. Ms. Hollub's compensation package is set only by the Compensation Committee. Senior members of the Human Resources team and other members of senior management interact with the compensation consultant as necessary, and prepare materials for each Compensation Committee meeting to assist the Compensation Committee in its consideration and administration of executive compensation programs, plans and policies.

Role of the Independent Compensation Consultant. In 2017, the Compensation Committee engaged Meridian Compensation Partners, LLC (Meridian) as its compensation consultant to provide advice on various executive compensation matters. Meridian has served as the Compensation Committee's compensation consultant since 2016. The Compensation Committee reviewed the independence of Meridian under SEC rules, the NYSE Listed Company Manual standards, and Occidental's Independent Compensation Consultant Policy and found Meridian to be independent and without conflicts of interest. Occidental also participates in compensation surveys conducted by compensation consultants, including the Compensation Committee's independent compensation consultant, in order to better understand general external compensation practices, including with respect to executive compensation.

Role of Stockholders. Occidental maintains an ongoing dialogue with its investors through its spring and fall stockholder engagement programs. During these programs, members of Occidental's senior management team and, on a case-by-case basis, members of Occidental's board of directors, meet with investors telephonically or in-person. Input from these meetings regarding Occidental's executive compensation practices and policies is taken into account by the Compensation Committee in making future compensation decisions.

Role of Peer Companies. In order to evaluate how Occidental's executive compensation program compares within the oil and gas industry, particularly with respect to award types, compensation mix, performance metrics, and reported levels of compensation, the Compensation Committee reviews the executive compensation practices, programs and policies of its "compensation peer" companies as identified below. The Compensation Committee also reviews and considers general industry compensation surveys and related materials. This information is used only as a reference and not to establish compensation benchmarks, as Occidental does not benchmark executive compensation to a specific percentile within the compensation peer group. The Compensation Committee also maintains a peer group of "performance peer" companies within the oil and gas industry, and the value of the long-term TSR awards is dependent on Occidental's three-year TSR performance as compared to the three-year TSR performance of the performance peer companies. The Compensation Committee regularly reviews the peer companies to ensure that they have reasonably similar business strategies, represent a mix of integrated and independent oil and gas companies and generally compete against Occidental for investor dollars. Total S.A. and Canadian Natural Resources Limited are not compensation peer companies because we generally do not compete with them for executive talent, as they are headquartered outside of the United States.

Occidental's peer groups consist of the following companies:

Company	Stock Ticker	Compensation Peer	Performance Peer	Market Capitalization at 12/31/17 ($ in billions)[1]
Anadarko Petroleum Corporation	APC	✔	✔	29.4
Apache Corporation	APA	✔	✔	16.1
Canadian Natural Resources Limited	CNQ		✔	43.5
Chevron Corporation	CVX	✔	✔	237.8
ConocoPhillips	COP	✔	✔	65.6
Devon Energy Corporation	DVN	✔	✔	21.8
EOG Resources, Inc.	EOG	✔	✔	62.4
ExxonMobil Corporation	XOM	✔	✔	354.4
Hess Corporation	HES	✔	✔	18.4
Marathon Oil Corporation	MRO	✔	✔	14.4
Total S.A.	TOT		✔	139.8

(1) Source: Bloomberg.

Individual Compensation Considerations

In making executive compensation decisions for a given year, the Compensation Committee considers, among other factors, the performance of Occidental and the individual contributions of each named executive officer to Occidental's overall performance and the performance of the executive's business unit. Details regarding the 2017 compensation decisions and performance evaluation of each named executive officer is presented below. Mr. Stavros retired as Senior Vice President and Chief Financial Officer from Occidental on May 30, 2017, and his compensation is described in "*Potential Payments upon Termination or Change in Control*" on page 45, and in the footnotes to the Executive Compensation Tables beginning on page 37.

▮ Vicki Hollub, President and Chief Executive Officer

Ms. Hollub is the President and Chief Executive Officer of Occidental and has served as a member of the Board of Directors since December 2015. As Chief Executive Officer, Ms. Hollub is responsible for all operations, the financial management of Occidental, implementing Occidental's strategy, and assisting the Board with, among other matters, corporate strategy development, executive succession planning and talent development, and executive compensation.

Tenure. Ms. Hollub joined Occidental over 30 years ago and, before her appointment as Chief Executive Officer in 2016, she held a variety of increasingly significant leadership and technical positions on three continents, including roles in the United States, Russia, Venezuela and Ecuador.

Performance Assessment. In assessing Ms. Hollub's individual performance in 2017, the Compensation Committee considered the following accomplishments and actions:

Maintained focus on the Company's commitment to safety, health, the environment, diversity and inclusion, corporate governance, social responsibility and the highest standards of ethical conduct, and continued to foster a collaborative culture. Under the leadership of Ms. Hollub, Occidental's performance in these areas continued to excel, as evidenced by:

- Occidental's 2017 employee injury and illness incidence rate (IIR) of 0.19 and contractor IIR of 0.29. For 22 consecutive years, Occidental's worldwide employee IIR has been less than 1.0 recordable injury per 100 employees.

- The maintenance of oil and gas, midstream and chemical operations in a safe and efficient manner during and after Hurricane Harvey.

- Successful stockholder outreach and engagement activities.

- Occidental's continued focus on diverse representation in leadership positions.

- Corporate Responsibility Magazine's ranking of Occidental among the 100 Best Corporate Citizens for 2017, one of the world's top corporate responsibility rankings. This is the eighth consecutive year that Occidental has made the list. Companies are evaluated on their performance in environment, climate change, human rights, employee relations, corporate governance, philanthropy, financial performance and community support.

- Newsweek's ranking of Occidental among its U.S. 500 "Green Companies" in its annual assessment of the sustainability performance of the 500 largest publicly traded companies headquartered in the U.S. by revenue.

- Occidental's recognition by the Association of Fundraising Professionals (AFP) with the Houston Business Journal Large Corporation Award as part of National Philanthropy Day®. The award recognized Occidental's accomplishments in volunteerism and contributions to the Greater Houston community.

- Occidental's recognition as a Top Ranked Socially Responsible Dividend Stock. Inclusion on the list recognizes a strong and sustained dividend yield, as well as recognition from prominent asset managers as a socially responsible investment.

Enhanced the value of Occidental's portfolio of assets, with a focus on profitable development opportunities for all segments of the Company; and implemented the Board-approved strategic review action items in a timely, beneficial, and efficient manner. Those efforts included:

- Sold approximately $1.4 billion of non-core assets, which exceeded asset acquisition costs by approximately $340 million.

- Sold non-core assets in South Texas and redeployed the proceeds into accelerating the development of Permian Resources.

- Acquired a controlling interest in the Seminole-San Andres Unit, a premier CO_2 flood. Seminole was immediately accretive to earnings and cash flow and has significant production and cost savings opportunities.

- Deployed cutting-edge technologies to better develop and manage the reservoir over the full life of the reserve, resulting in record-breaking well results.

- Added resource barrels through successful international exploration programs.

- Increased production in Abu Dhabi by 11% year-over-year via plant optimization, which required no capital outlay.

- Surpassed total production milestones of 1 billion barrels in Oman and 7 Tcf of natural gas from Dolphin.

- Designed, tested and began construction of Very Large Crude Carrier (VLCC) capability at the Ingleside crude terminal. When completed, it will be the first land-based facility capable of VLCC loading in the U.S.

Focused on optimizing the long-term return on invested capital by investing strategically, with an emphasis on finding and development costs, operating costs and capital efficiency. Led by Ms. Hollub and relying on a disciplined business approach and returns-focused capital allocation decisions, Occidental:

- Allocated capital in accordance with stated cash usage priorities.

- Implemented a strategic plan that is expected to maintain production and sustain the dividend with average West Texas Intermediate (WTI) oil prices as low as $40 per barrel; and allow for production growth of 5 to 8 percent at WTI oil prices of $50 per barrel.

- Invested capital in higher-return Permian Resources projects.

- Achieved an all-in reserve replacement ratio of nearly 190% company-wide.

- Optimized drilling programs to make more efficient use of capital.

- Maintained Occidental's investment grade credit ratings. Occidental's strong credit is reflected in our low cost of borrowing.

- Maintained financial discipline and a strong balance sheet.

- Increased worldwide production volumes from ongoing operations by 3% to an average of 594,000 BOE per day for 2017.

- Increased Permian Resources production by 14% to an average of 141,000 BOE per day for 2017.

- Reached record high production at Al Hosn Gas, with an increase of 11% to an average 71,000 BOE per day for 2017.

Continued emphasis on identifying and developing the Company's future leadership. Ms. Hollub has worked with senior management and the Board to ensure that the current and future leadership team is positioned to successfully meet the challenges of a dynamic industry. Specific accomplishments include:

- Continued an in-depth talent review within Occidental to ensure that the next generation of leaders have been identified and are being appropriately developed for increasingly responsible positions.

- Appointed several key succession candidates into growth roles.

- Continued to socialize Occidental's core values and culture traits throughout the organization.

- Named to Fortune Magazine's 2017 "Most Powerful Women in Business" list.

Compensation Decisions

- **Base salary:** Ms. Hollub's base salary was unchanged in 2017.

- **Annual Cash Incentive:** Ms. Hollub's target Annual Cash Incentive award was set in February 2017 at $1,875,000, unchanged from 2016. The company performance portion of the Annual Cash Incentive award was earned at 130% of target. Based on Ms. Hollub's individual achievements described above, the Compensation Committee determined that the individual performance portion of the Annual Cash Incentive award was earned at 140% of target.

- **Long-Term Incentives:** The target value of Ms. Hollub's long-term incentive award package for 2017 was $8,500,000, an increase of approximately 6% as compared to 2016. 70% of Ms. Hollub's long-term incentive package is dependent on the company's TSR performance over a three-year performance period. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, please see "*Elements of the 2017 Compensation Program – Long-Term Incentive Compensation*" on page 27.

▮ Edward A. Lowe, Executive Vice President and Group Chairman, Middle East

Mr. Lowe has served as Executive Vice President of Occidental since February 2015 and Group Chairman, Middle East, since August 2016. Prior to that, Mr. Lowe served as President, Oxy Oil and Gas — International since 2009. Mr. Lowe is responsible for growing Occidental's business in the Middle East, including strategy, business development, contract extensions and partner relationships.

Tenure. Mr. Lowe has been an employee of Occidental for over 30 years.

Performance Assessment. In assessing Mr. Lowe's performance, the Compensation Committee considered his contributions to the success of Occidental's operations in the Middle East, including the record-high production from Al Hosn Gas in 2017; his critical involvement in supporting the negotiation of agreements with the National Oil Companies and Petroleum Directorates in Abu Dhabi and Oman; and pursuit and achievement of additional opportunities in the region, including Occidental's award of an exploration and production sharing agreement for Oman's Block 30 and the 15-year extension of Oman's Block 9.

Compensation Decisions

- **Base salary:** Mr. Lowe's base salary was unchanged in 2017.

- **Annual Cash Incentive:** Mr. Lowe's target Annual Cash Incentive award was set at $750,000, unchanged from 2016. The company performance portion of the Annual Cash Incentive award was earned at 130% of target. Based on Mr. Lowe's individual achievements described above, the Compensation Committee determined that the individual performance portion of the Annual Cash Incentive award was earned at 100% of target.

- **Long-Term Incentives:** The target value of Mr. Lowe's long-term incentive award package for 2017 was $3,500,000, unchanged from 2016. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2017 Compensation Program – Long-Term Incentive Compensation*" on page 27.

▮ Marcia E. Backus, Senior Vice President, General Counsel and Chief Compliance Officer

Ms. Backus has served as General Counsel since October 2013, Senior Vice President since May 2014 and Chief Compliance Officer since February 2015. Ms. Backus is responsible for overseeing Occidental's legal and compliance departments. Prior to joining Occidental, Ms. Backus was a partner at the law firm Vinson & Elkins L.L.P. heading the firm's Energy Transactions/Projects Practice Group and serving in key leadership positions.

Tenure. Ms. Backus has been an employee of Occidental since October 2013.

Performance Assessment. In assessing Ms. Backus's performance, the Compensation Committee considered her superior performance in handling ongoing litigation matters and development and implementation of proven litigation strategies; achievement of successful outcomes with respect to resolving litigation matters and other legal disputes; instrumental involvement in negotiations regarding several acquisitions and divestitures in 2017 that have enhanced the value of Occidental's portfolio of assets; and leadership and oversight of the Company's global legal department and compliance function.

Compensation Decisions

- **Base salary:** Ms. Backus's base salary was unchanged in 2017.

- **Annual Cash Incentive:** Ms. Backus's target Annual Cash Incentive award was set at $800,000, unchanged from 2016. The company performance portion of the Annual Cash Incentive award was earned at 130% of target. Based on Ms. Backus's individual achievements described above, the Compensation Committee determined that the individual performance portion of the Annual Cash Incentive award was earned at 156% of target.

- **Long-Term Incentives:** The target value of Ms. Backus's long-term incentive award package for 2017 was $3,000,000, unchanged from 2016. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see "*Elements of the 2017 Compensation Program – Long-Term Incentive Compensation*" on page 27.

▮ Cedric W. Burgher, Senior Vice President and Chief Financial Officer

Mr. Burgher joined Occidental as Senior Vice President and Chief Financial Officer on May 31, 2017. Mr. Burgher previously served as Senior Vice President at EOG Resources, where he led investor relations and reported directly to the Chief Executive Officer. Mr. Burgher is a seasoned energy executive with more than 30 years of experience leading financial and investor functions at a number of global companies. Mr. Burgher is responsible for Occidental's tax, treasury and controller functions as well as investor relations.

Sign-on Agreement. Pursuant to a sign-on agreement between Mr. Burgher and Occidental, which was approved by the Compensation Committee, Mr. Burgher's base salary was set at $600,000 and he was eligible to receive an Annual Cash Incentive award for 2017 on the same terms and conditions as the other executive officers, with a target Annual Cash Incentive award of $600,000. Mr. Burgher received a cash sign-on bonus of $125,000 and will receive a second payment of $125,000 on May 31, 2018, subject to continued employment. Mr. Burgher received a time-based RSU award with a target value of $2,500,000. Mr. Burgher's RSU award is subject to the same terms and conditions as the 2017 RSU award granted to the other named executive officers, except that it was not subject to a 162(m) performance condition. Mr. Burgher did not participate in the 2017 long-term incentive program. The sign-on arrangements were intended, in part, to compensate Mr. Burgher for his forfeiture of awards that he had received from his prior employer. The Compensation Committee determined that these compensation elements and levels were appropriate based on Mr. Burgher's experience, internal pay equity, peer company practices and general market data.

Performance Assessment. In assessing Mr. Burgher's performance, the Compensation Committee considered his leadership and management of his functional areas of responsibility, as well as his leadership and support for Occidental's overall strategic goals and performance objectives. Mr. Burgher's contributions included his involvement in preserving a strong balance sheet, liquidity position and investment grade credit ratings; maintaining effective financial controls and reports; and sustaining open engagement with institutional investors and analysts.

Compensation Decisions

- **Base salary:** Mr. Burgher's salary was established in a sign-on agreement with Occidental, as reviewed and approved by the Compensation Committee.

- **Annual Cash Incentive:** Mr. Burgher's target Annual Cash Incentive award was set at $600,000, pursuant to the terms of his sign-on agreement. The company performance portion of the Annual Cash Incentive award was earned at 130% of target. Based on Mr. Burgher's individual achievements described above, the Compensation Committee determined that the individual performance portion of the Annual Cash Incentive award was earned at 140% of target.

- **Long-Term Incentives:** Mr. Burgher joined Occidental on May 31, 2017, and did not participate in the 2017 long-term incentive program. For information regarding Mr. Burgher's sign-on long-term incentive award, see *"Sign-on Agreement"* above.

❚ Glenn M. Vangolen, Senior Vice President, Business Support

Mr. Vangolen has been Senior Vice President, Business Support since February 2015, and, prior to that role, he held positions of increasing responsibility in the oil and gas and corporate segments. In his current role, Mr. Vangolen is responsible for human resources; health, environment and safety; government relations; security; and information technology functions.

Tenure. Mr. Vangolen has been an employee of Occidental for over 35 years.

Performance Assessment. In assessing Mr. Vangolen's performance, the Compensation Committee considered his active oversight of Occidental's Health, Environment, Safety and Security functions, which received various honors and achievements in 2017, including eight OxyChem and OxyVinyls plants recognized by The Vinyl Institute for excellence in worker safety and environmental protection, based on performance against guidelines and standards established by federal agencies; superior performance in the handling of matters related to Hurricane Harvey, including the establishment of programs for affected employees and their families, such as financial assistance programs, and coordinating volunteer clean-up, tear-down and displacement relief opportunities for employees; continued implementation and oversight of the Re-Imagined Oilfield (RIO) project, an initiative aimed at driving innovation in the oilfield, which contributed to Occidental's implementation of new technologies in 2017 that have reduced costs and optimized well performance.

Compensation Decisions

- **Base salary:** Mr. Vangolen's base salary increased by approximately 9% in February 2017 to $625,000, which the Compensation Committee determined was appropriate in light of a review of Mr. Vangolen's individual responsibilities and 2016 performance assessment, compensation surveys, publicly available peer company data and internal pay equity.

- **Annual Cash Incentive:** Mr. Vangolen's target Annual Cash Incentive award was set at $700,000, an increase of approximately 17% from 2016, which the Compensation Committee determined was appropriate in light of a review of Mr. Vangolen's individual responsibilities and 2016 performance assessment, compensation surveys, publicly available peer company data and internal pay equity. The company performance portion of the Annual Cash Incentive award was earned at 130% of target. Based on Mr. Vangolen's individual achievements described above, the Compensation Committee determined that the individual performance portion of the Annual Cash Incentive award was earned at 180% of target.

- **Long-Term Incentives:** The target value of Mr. Vangolen's long-term incentive award package for 2017 was $2,750,000, unchanged from 2016. For information regarding how the Compensation Committee determines individual long-term incentive award amounts, see *"Elements of the 2017 Compensation Program – Long-Term Incentive Compensation"* on page 27.

Other Compensation and Benefits

❚ Qualified Defined Contribution Plans

Occidental does not have a defined benefit pension plan that provides named executive officers a fixed monthly retirement payment. Instead, all salaried employees on the U.S. dollar payroll, including the named executive officers, are eligible to participate in one or more tax-qualified defined contribution plans.

Savings Plan. For 2017, the defined contribution 401(k) savings plan (Savings Plan) permitted employees to save a percentage of their annual salary up to the $270,000 limit set by IRS regulations, and employee pre-tax contributions were limited to $18,000. Employees may direct their contributions to a variety of investments. Occidental matches two dollars for every one dollar the employee contributes up to 2% of eligible pay, plus an additional dollar-for-dollar match on the next 3% of eligible pay. The named executive officers are fully vested in their account balances under the Savings Plan. The amounts contributed by Occidental to the Savings Plan are included in the "All Other Compensation" column of the Summary Compensation Table on page 37.

Retirement Plan. The defined contribution retirement plan (Retirement Plan) is funded annually through a reallocation process from the employee's Supplemental Retirement Plan II (SRP II) account balance (described below). Because it is not possible to determine the exact amount that could be contributed to the Retirement Plan without exceeding governmental limits until the end of the year, the reallocation process has been developed to maximize the amount contributed each year to a tax-qualified defined contribution plan. The Retirement Plan is company-funded, and employees may not contribute to the Retirement Plan. Except for Mr. Burgher, the named executive officers are fully vested in their account balances under the Retirement Plan. The amounts allocated to the Retirement Plan are included in the SRP II contributions by Occidental in the "All Other Compensation" column of the Summary Compensation Table on page 37.

❚ Nonqualified Deferred Compensation Plans

Occidental maintains two nonqualified deferred compensation plans: (i) the SRP II, and (ii) the Modified Deferred Compensation Plan (MDCP). The purpose of the SRP II is to provide eligible employees, including the named executive officers, with benefits to compensate them for maximum limits imposed by law on the amount of contributions that may be made to Occidental's tax-qualified defined contribution plans. The purpose of the MDCP is to provide key management and highly compensated employees the ability to accumulate additional retirement income through deferrals of compensation.

Additional information regarding the terms and conditions of the SRP II and the MDCP is described on page 44. Amounts contributed to the SRP II on behalf of the named executive officers are included in the "All Other Compensation" column of the Summary Compensation Table on page 37. Amounts of salary and bonus deferred by named executive officers who participate in the MDCP are included as compensation in the "Salary," and "Non-Equity Incentive Plan Compensation" columns of the Summary Compensation Table on page 37, as applicable. In addition, the contributions, aggregate earnings, withdrawals and aggregate balances for the named executive officers in the SRP II and MDCP with respect to 2017 are shown in the Nonqualified Deferred Compensation table on page 45. No above market earnings were paid in 2017 under either the SRP II or the MDCP.

❚ Perquisites

Occidental provides a limited number of perquisites for its named executive officers, which, in 2017, consisted principally of fees related to financial planning services and excess liability insurance.

Additional Compensation Policies and Practices

❚ Stock Ownership Guidelines

Occidental's stock ownership guidelines are intended to more closely align the interests of the named executive officers with those of the company's stockholders. The ownership requirements range from six times to three times the officer's annual base salary, based on position, as illustrated below:

Position	Multiple of Base Salary
▪ Chief Executive Officer	6
▪ Chief Financial Officer	4
▪ Executive Vice Presidents	4
▪ Senior Vice Presidents	3

Unvested performance-based stock awards and performance-based stock units do not count toward satisfaction of the stock ownership guidelines. Officers subject to the guidelines are expected to comply within five years from the later of the effective date of the guidelines or the date the individual is named to a participating position. As of February 28, 2018, each of the named executive officers was in compliance with the guidelines.

Equity Grant Practices

The Compensation Committee made equity grants pursuant to the long-term incentive program at its regularly scheduled February meeting. The grant date fair value of the RSU award and TSR award is based on the closing price of Occidental's common stock on the NYSE on the day the Compensation Committee granted the award, and the grant date fair value of the TSR award also incorporates the estimated payout percentage of the award as of the grant date. As specifically authorized by the terms of the 2015 LTIP, the Compensation Committee has delegated to Ms. Hollub the authority to grant equity awards in certain circumstances to new employees and to grant equity awards to Occidental's employees that are not executive officers.

Section 162(m) Considerations

Section 162(m) of the Code, as in effect for 2017, limited to $1 million the amount of compensation a company may deduct for federal income tax purposes in any one year for compensation paid to the Chief Executive Officer and the three other most highly compensated executive officers employed at year-end, excluding the Chief Financial Officer. However, Section 162(m) as in effect for 2017 provided that the $1 million deduction limit generally did not apply to compensation that is performance-based and provided pursuant to a stockholder-approved plan. The TSR award and RSU award granted to the named executive officers, other than Mr. Burgher, and the company performance portion of the Annual Cash Incentive award, were intended to be tax deductible under Section 162(m) as in effect at the time those awards were granted. Because there are uncertainties regarding the application of Section 162(m) of the Code, it is possible that awards intended to qualify for deductions under Section 162(m) may be challenged or disallowed. In addition, as a result of changes to the tax laws enacted in December 2017 and effective beginning January 1, 2018, we expect that equity awards or other compensation granted or provided under arrangements entered into or modified after November 2, 2017 to any person who is or was a named executive officer will not be deductible to the extent such amounts exceed $1 million in any one year.

Although tax consequences are considered in making compensation decisions, the Compensation Committee has not adopted a policy requiring that certain compensation elements must be deductible. Rather, the Compensation Committee gives priority to the overall compensation objectives discussed in this CD&A.

Potential Recoupment of Compensation Due to Misconduct

Occidental may recoup certain compensation from the executive officers in the event of misconduct pursuant to the terms of Occidental's Code of Business Conduct, the terms of the plan underlying the Annual Cash Incentive awards and the terms of the 2015 LTIP. Occidental's Code of Business Conduct prohibits any officer, employee or director from violating or circumventing any law of the United States or a foreign country or engaging in unethical conduct during the course of his or her employment. The Audit Committee oversees compliance with the Code of Business Conduct and has put in place procedures, including a compliance hotline, to encourage prompt reporting of violations or suspected violations of the Code of Business Conduct, without fear of retaliation. In general, misconduct may have several consequences, including the following:

- If a named executive officer was found to have violated the Code of Business Conduct, the officer would be subject to disciplinary action, which may include termination, referral for criminal prosecution and reimbursement to Occidental or others for any losses or damages resulting from the violation.

- Stock awards may be forfeited in whole or in part in the case of an employee's termination for cause.

- Stock awards and the Annual Cash Incentive award may be forfeited or reduced for violations of the Code of Business Conduct or other provisions of the award agreements.

In addition, the 2015 LTIP includes a provision that gives Occidental the contractual right to recoup awards (i) where a participant has breached Occidental's Business Code of Conduct by violating applicable law or company policy or engaging in unethical conduct or (ii) pursuant to a policy to be adopted by Occidental to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, which will generally require recoupment of incentive-based compensation if Occidental is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement.

Risk Assessment of Compensation Policies and Practices

Although the majority of the executive compensation pay program is performance-based, the Compensation Committee believes the program does not encourage unnecessary or excessive risk-taking. In reaching its conclusion, the Compensation Committee reviewed the findings of a risk-taking analysis performed by its independent compensation consultant, Meridian. The Compensation Committee concurred with Meridian's finding that Occidental's executive compensation program includes multiple features that appropriately control motivations for excessive risk-taking and that the compensation program does not encourage excessive risk-taking. The compensation features that are indicative of appropriate risk-taking include, among others:

- Total compensation featuring an effective balance of short- and long-term performance components;
- Use of a transparent, external performance metric, TSR, for a majority of the long-term incentive program opportunity;
- Diversified performance metrics, as the Annual Cash Incentive considers multiple performance criteria rather than a single metric;
- Capped Annual Cash Incentive and long-term incentive awards;
- Payouts of long-term incentive awards that are 100% in stock rather than cash;
- Claw-back provisions beyond legal requirements (forfeiture and recoupment provisions of awards in the event of violations of Occidental's Code of Business Conduct); and
- Meaningful stock ownership guidelines for executives that encourage a long-term perspective.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis section for the year ended December 31, 2017. Based on these reviews and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement for the 2018 Annual Meeting of Stockholders.

Respectfully submitted,

THE EXECUTIVE COMPENSATION COMMITTEE

Margaret M. Foran (Chair)
Spencer Abraham
John E. Feick
William R. Klesse
Jack B. Moore

EXECUTIVE COMPENSATION TABLES

Summary Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	Option Awards[4]	Non-Equity Incentive Plan Compensation[5]	All Other Compensation[6]	Total
Vicki Hollub President and Chief Executive Officer	2017	$ 1,250,000	$ 0	$ 8,500,028	$ 0	$ 2,475,000	$ 450,832	$ 12,675,860
	2016	$ 1,143,314	$ 0	$ 9,765,802	$ 0	$ 1,875,000	$ 214,379	$ 12,998,495
	2015	$ 687,500	$ 0	$ 4,062,500	$ 722,500	$ 0	$ 123,865	$ 5,596,365
Edward Lowe Executive Vice President and Group Chairman, Middle East	2017	$ 625,000	$ 1,250,000	$ 3,500,078	$ 0	$ 885,000	$ 214,541	$ 6,474,619
	2016	$ 625,000	$ 0	$ 4,029,783	$ 0	$ 750,000	$ 127,035	$ 5,531,818
	2015	$ 625,000	$ 0	$ 3,250,000	$ 170,000	$ 0	$ 147,973	$ 4,192,973
Marcia Backus Senior Vice President, General Counsel and Chief Compliance Officer	2017	$ 700,000	$ 0	$ 3,000,090	$ 0	$ 1,124,000	$ 219,370	$ 5,043,460
	2016	$ 646,970	$ 0	$ 4,059,535	$ 0	$ 800,000	$ 118,336	$ 5,624,841
	2015	$ 541,667	$ 500,000	$ 1,787,500	$ 170,000	$ 0	$ 135,841	$ 3,135,008
Cedric Burgher Senior Vice President and Chief Financial Officer	2017	$ 353,425	$ 125,000	$ 2,500,046	$ 0	$ 804,000	$ 54,521	$ 3,836,992
Glenn Vangolen Senior Vice President, Business Support	2017	$ 617,192	$ 0	$ 2,750,068	$ 0	$ 1,050,000	$ 195,004	$ 4,612,264
	2016	$ 575,000	$ 0	$ 3,258,557	$ 0	$ 600,000	$ 103,097	$ 4,536,654
Christopher Stavros (retired) Former Senior Vice President and Chief Financial Officer	2017	$ 444,006	$ 2,100,000	$ 3,000,090[7]	$ 0	$ 356,000	$ 493,484	$ 6,393,580
	2016	$ 650,000	$ 0	$ 4,059,535	$ 0	$ 800,000	$ 185,777	$ 5,695,312
	2015	$ 600,000	$ 0	$ 2,437,500	$ 425,000	$ 0	$ 795,794	$ 4,258,294

(1) Includes any salary amounts voluntarily deferred by the executive officer pursuant to Occidental's Modified Deferred Compensation Plan (MDCP). For Mr. Stavros, salary includes a payment for accrued but unused vacation in connection with his retirement in accordance with Occidental's vacation policy.

(2) In 2017, pursuant to a February 2013 retention award, Mr. Lowe received a lump sum cash payment equal to two times, and Mr. Stavros three times, the executive's annual base salary. The retention award was granted to certain key executive officers to ensure continuity of the senior management team in connection with Occidental's former Chief Executive Officer's pending retirement and the transition to a new Chief Executive Officer. The retention award was conditioned on the executive officer remaining an active employee in good standing through April 29, 2017, the one-year anniversary of the Chief Executive Officer transition.

Mr. Burgher commenced employment with Occidental on May 31, 2017 and received a $125,000 cash sign-on bonus payment pursuant to his sign-on agreement as described on page 33.

(3) For 2017, amounts shown represent the aggregate grant date fair value of the long-term incentive awards granted to the named executive officers, other than Mr. Burgher, pursuant to the long-term incentive program. Mr. Burgher's "Stock Award" value represents the grant date fair value of his sign-on RSU award as described on page 33.

The grant date fair value of each RSU award equals the number of restricted stock units granted multiplied by Occidental's closing stock price on the grant date ($58.93 for Mr. Burgher's sign-on RSU award and $67.21 for the RSU award granted to all other named executive officers).

The grant date fair value of each TSR award incorporates Occidental's closing stock price on the grant date of $67.21, as well as the estimated payout percentage as of the grant date. See Note 12 to the Consolidated Financial Statements in Occidental's Annual Report on Form 10-K regarding assumptions underlying the valuation of the TSR award. The maximum values of the TSR award as of the grant date for Ms. Hollub, Mr. Lowe, Ms. Backus, Mr. Vangolen and Mr. Stavros were approximately $14.2 million, $4.6 million, $3.9 million, $3.6 million, and $3.9 million, respectively. The RSU award has no above-target payout scenario.

(4) The named executive officers did not receive stock option grants in 2016 or 2017.

(5) The amount shown represents the amount paid pursuant to the Annual Cash Incentive award, including any amount voluntarily deferred by the executive officer under the MDCP. For more information regarding the 2017 Annual Cash Incentive award, see *"Compensation Discussion and Analysis–Elements of the 2017 Compensation Program–Annual Cash Incentive"* on page 25.

(6) The following table shows "All Other Compensation" amounts for 2017 for the named executive officers. In accordance with SEC rules, benefits that are generally available to all full-time salaried U.S. dollar employees, such as medical, dental, life insurance, health savings, and flexible spending accounts are not shown.

	V. Hollub	E. Lowe	M. Backus	C. Burgher	G. Vangolen	C. Stavros
Savings Plan[a]	$ 18,900	$ 18,900	$ 18,900	$ 18,900	$ 18,900	$ 18,900
SRP II[b]	$ 427,711	$ 180,469	$ 200,470	$ 35,621	$ 155,437	$ 130,967
MDCP[c]	$ 4,221	$ –	$ –	$ –	$ 5,250	$ 3,500
Personal Benefits	$ –	$ 15,172[d]	$ –	$ –	$ 15,417[e]	$ 340,117[f]
Total	**$ 450,832**	**$ 214,541**	**$ 219,370**	**$ 54,521**	**$ 195,004**	**$ 493,484**

(a) The amount shown is Occidental's contribution to the Occidental Petroleum Corporation Savings Plan (Savings Plan) described on page 34.

(b) The amount shown is Occidental's contribution to the Supplemental Retirement Plan II (SRP II) described on page 44.

(c) The amount shown is Occidental's contribution to the Modified Defined Contribution Plan (MDCP) described on page 44.

(d) Includes financial planning, excess liability insurance and executive physical.

(e) Includes financial planning, excess liability insurance and club membership dues.

(f) Includes separation payments of $323,077, tax preparation, financial planning and excess liability insurance. For further information regarding amounts paid to Mr. Stavros pursuant to his separation agreement, see "*Potential Payments upon Termination or Change in Control*" on page 45.

(7) Mr. Stavros retired as Senior Vice President and Chief Financial Officer on May 30, 2017. Pursuant to SEC rules, the amount shown reflects the grant date fair value of the stock awards granted to Mr. Stavros in 2017; however, due to Mr. Stavros's retirement, pursuant to the terms of the awards, only a prorated portion of the stock units underlying the stock awards vested at the time of his retirement based on the number of days Mr. Stavros was employed during each award's vesting or performance period, as applicable, with the balance of the awards forfeited. The grant date fair value of the stock awards, as prorated, is $423,256.

Grants of Plan-Based Awards

The table below shows the plan-based awards granted by the Compensation Committee to the named executive officers in 2017. For a summary of the key terms of the awards granted pursuant to the 2017 long-term incentive program, see *"Elements of the 2017 Compensation Program – Long-Term Incentive Compensation"* beginning on page 27. For the actual amounts earned under the Annual Cash Incentive award, see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 37.

GRANTS OF PLAN-BASED AWARDS

Name/ Type of Grant	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: # of Shares of Stock or Units	Grant Date Fair Value of Stock Awards ($)
		Threshold $	Target $	Maximum $	Threshold # Shares	Target # Shares	Maximum # Shares		
V. Hollub									
ACI		$ 0	$ 1,875,000	$ 3,750,000					
RSU[2]	02/15/17							37,941	$ 2,550,015
TSR[3]	02/15/17				26,405	105,619	211,238		$ 5,950,013
E. Lowe									
ACI		$ 0	$ 750,000	$ 1,500,000					
RSU[2]	02/15/17							23,435	$ 1,575,066
TSR[3]	02/15/17				8,543	34,171	68,342		$ 1,925,012
M. Backus									
ACI		$ 0	$ 800,000	$ 1,600,000					
RSU[2]	02/15/17							20,087	$ 1,350,047
TSR[3]	02/15/17				7,323	29,290	58,580		$ 1,650,043
C. Burgher									
ACI		$ 0	$ 600,000	$ 1,200,000					
RSU[4]	05/31/17							42,424	$ 2,500,046
G. Vangolen									
ACI		$ 0	$ 700,000	$ 1,400,000					
RSU[2]	02/15/17							18,413	$ 1,237,538
TSR[3]	02/15/17				6,712	26,849	53,698		$ 1,512,530
C. Stavros (retired)[5]									
ACI		$ 0	$ 900,000	$ 1,800,000					
RSU[2]	02/15/17							20,087	$ 1,350,047
TSR[3]	02/15/17				7,323	29,290	58,580		$ 1,650,043

(1) Amounts shown reflect the possible payout range of the 2017 Annual Cash Incentive award. For the actual amount paid to each executive pursuant to the Annual Cash Incentive award, see the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table on page 37. For 2017, payout of the Annual Cash Incentive award was based on Occidental's performance with respect to a basket of key company performance metrics and the Compensation Committee's assessment of each named executive officer's individual performance. The Annual Cash Incentive is described further under "*Elements of the 2017 Compensation Program–Annual Cash Incentive*" on page 25.

(2) The grant date fair value of the RSU award is equal to the number of restricted stock units granted multiplied by $67.21, the closing price of Occidental's common stock on the NYSE on the grant date. The RSU award vests ratably over three years with one-third vesting on each of February 28, 2018, 2019 and 2020, subject to continued employment, and is payable in shares of common stock upon vesting. The vested shares are subject to a two-year holding period. The value of the RSU award at vesting will depend on the closing price of Occidental's common stock on each vesting date multiplied by the number of stock units vested. For more information regarding the RSU award, see "*Elements of the 2017 Compensation Program – Long-Term Incentive Compensation–Restricted Stock Unit (RSU) Award*" on page 28.

(3) The grant date fair value of the TSR award is based on a Monte Carlo simulation in accordance with FASB ASC 718. Actual payout of the TSR award may be zero or a range from 25% to 200% of the target number of PSUs granted based on Occidental's TSR at the end of the three-year performance period as compared to the TSR of the performance peer companies and whether Occidental's absolute TSR value for the performance period is positive. For more information regarding the payout possibilities of the TSR award, please see "*Elements of the 2017 Compensation Program – Long-Term Incentive Compensation–Total Shareholder Return (TSR) Award*" on page 27.

(4) The grant date fair value of Mr. Burgher's RSU award is equal to the number of restricted stock units granted multiplied by $58.93, the closing price of Occidental's common stock on the NYSE on the grant date. Mr. Burgher's RSU award was granted in connection with his commencement of employment on May 31, 2017. Mr. Burgher did not participate in the 2017 long-term incentive program.

(5) Mr. Stavros retired as Senior Vice President and Chief Financial Officer on May 30, 2017. Pursuant to SEC rules, amounts shown reflect the grant date fair value of the TSR award and the RSU award; however, due to Mr. Stavros's retirement, pursuant to the terms of the awards, only a prorated portion of the stock units underlying the stock awards vested at the time of his retirement based on the number of days Mr. Stavros was employed during each award's vesting or performance period, as applicable, with the balance of the awards forfeited. The grant date fair value of the stock awards, as prorated, is $423,256.

Outstanding Equity Awards

The table below sets forth the outstanding equity awards held by the named executive officers as of December 31, 2017.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2017

| Name/Type of Award | Grant Date | Option Awards | | | | Stock Awards | | | |
		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) un-exercisable	Option exercise price ($)	Option expiration date	Number of restricted stock units that have not vested (#)	Market value of restricted stock units that have not vested (#)[1]	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[1]
V. Hollub									
NQSO[2]	02/11/2015	56,667	28,333	$ 79.98	2/11/2022				
RSU[3]	02/17/2016					16,666	$ 1,227,618		
RSU[3]	07/13/2016					20,825	$ 1,533,970		
RSU[3]	02/15/2017					37,941	$ 2,794,734		
RSI[4]	07/22/2013							4,470	$ 329,260
RSI[4]	07/09/2014							13,955	$ 1,027,925
ROCE[5]	07/08/2015							17,232	$ 1,269,309
PRI[6]	07/08/2015							25,848	$ 1,903,964
TSR[7]	07/08/2015							22,169	$ 1,632,969
TSR[7]	07/13/2016							84,179	$ 6,200,625
TSR[7]	02/15/2017							211,238	$ 15,559,791
E. Lowe									
NQSO[2]	02/11/2015	13,334	6,666	$ 79.98	2/11/2022				
RSU[3]	02/17/2016					5,000	$ 368,300		
RSU[3]	07/13/2016					13,666	$ 1,006,638		
RSU[3]	02/15/2017					23,435	$ 1,726,222		
RSI[4]	07/11/2012							19,938	$ 1,468,633
RSI[4]	07/22/2013							15,469	$ 1,139,447
RSI[4]	07/09/2014							13,955	$ 1,027,925
ROA[5]	07/08/2015							690	$ 50,789
ROA-MENA[8]	07/08/2015							22,058	$ 1,624,792
PRI[6]	07/08/2015							20,678	$ 1,523,141
TSR[7]	07/08/2015							17,735	$ 1,306,360
TSR[7]	07/13/2016							28,937	$ 2,131,499
TSR[7]	02/15/2017							68,342	$ 5,034,072
M. Backus									
NQSO[2]	02/11/2015	13,334	6,666	$ 79.98	2/11/2022				
RSU[3]	02/17/2016					10,000	$ 736,600		
RSU[3]	07/13/2016					11,714	$ 862,853		
RSU[3]	02/15/2017					20,087	$ 1,479,608		
RSI[4]	10/01/2013							20,096	$ 1,480,271
RSI[4]	07/09/2014							6,203	$ 456,913
ROCE[5]	07/08/2015							7,583	$ 558,564
PRI[6]	07/08/2015							11,374	$ 837,809
TSR[7]	07/08/2015							9,755	$ 718,553
TSR[7]	07/13/2016							24,803	$ 1,826,989
TSR[7]	02/15/2017							58,580	$ 4,315,003

Name/Type of Award	Grant Date	Option Awards		Option exercise price ($)	Option expiration date	Stock Awards		Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)[1]
		Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) un-exercisable			Number of restricted stock units that have not vested (#)	Market value of restricted stock units that have not vested (#)[1]		
C. Burgher									
RSU[3]	05/31/2017					42,424	$ 3,124,952		
G. Vangolen									
NQSO[2]	02/11/2015	23,334	11,666	$ 79.98	2/11/2022				
RSU[3]	02/17/2016					4,800	$ 353,568		
RSU[3]	07/13/2016					10,738	$ 790,961		
RSU[3]	02/15/2017					18,413	$ 1,356,302		
RSI[4]	07/09/2014							4,963	$ 365,575
ROCE[5]	07/08/2015							8,272	$ 609,316
PRI[6]	07/08/2015							12,407	$ 913,900
TSR[7]	07/08/2015							10,641	$ 783,816
TSR[7]	07/13/2016							22,736	$ 1,674,734
TSR[7]	02/15/2017							53,698	$ 3,955,395
C. Stavros (retired)[9]									
NQSO[2]	02/11/2015	39,736	0	$ 79.98	2/11/2022				
RSI[4]	07/11/2012							9,471	$ 697,634
RSI[4]	07/22/2013							8,709	$ 641,505
RSI[4]	07/09/2014							7,697	$ 566,961
ROCE[5]	07/08/2015							10,340	$ 761,644
PRI[6]	07/08/2015							11,148	$ 821,162
TSR[7]	07/08/2015							13,302	$ 979,825
TSR[7]	07/13/2016							8,268	$ 609,021
TSR[7]	02/15/2017							9,684	$ 713,323

(1) The dollar amounts shown represent the product of the number of shares or units shown in the column immediately to the left and $73.66, the closing price of Occidental's common stock on the NYSE on December 29, 2017.

(2) The non-qualified stock option (NQSO) award vested ratably over a three-year period with one-third becoming exercisable on each of February 11, 2016, 2017, and 2018. The closing price of Occidental's common stock on the NYSE on December 29, 2017 was not in excess of the strike price of the NQSO award.

(3) The RSU awards vest ratably over a three-year period, subject to continued employment. The unvested portion of the RSU award granted in February 2016 vests ratably on February 28, 2018 and 2019; the unvested portion of the RSU award granted in July 2016 vests ratably on July 12, 2018 and 2019; and the RSU award granted in February 2017 vests ratably with one-third vesting on each of February 28, 2018, 2019 and 2020. Mr. Burgher's sign-on RSU award granted in May 2017 vests ratably with one-third vesting on each of May 30, 2018, 2019 and 2020.

(4) The shares underlying the restricted stock incentive (RSI) awards granted in 2012, 2013 and 2014 are forfeitable until the certification by the Compensation Committee that the performance goal is met, which must be satisfied no later than June 30, 2019, 2020 and 2021, respectively. If the performance goal is not achieved, then the shares underlying the award will forfeit in their entirety. Pursuant to SEC rules, the values shown assume that the RSI awards will payout, but, based on the performance of Occidental through December 31, 2017, each of the 2012, 2013 and 2014 RSI awards are not expected to pay out. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(5) Pursuant to SEC rules, the value of the return on assets (ROA) award granted in 2015 reflects an estimated payout of common stock based on achievement of the threshold performance goal; however, based on the performance of Occidental through December 31, 2017, this ROA award is not expected to pay out. The return on capital employed (ROCE) award granted in 2015 reflects an estimated payout of common stock based on achievement of target performance, as the performance of Occidental through December 31, 2017 was above the threshold performance goal, but below the target performance goal. The performance period for each of the ROA award and the ROCE award ends on December 31, 2018, at which time each of the awards will either vest or be forfeited based on performance over the three-year performance period. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(6) The performance retention incentive (PRI) award vests in four equal annual tranches, subject to continued employment through the applicable vesting date. The second tranche paid out in 2017, and the third and fourth tranches of the PRI award vest on July 7, 2018, and 2019, respectively. For each tranche, if the performance goal is not met by June 30, 2022, the shares for that tranche will be forfeited. Based on the performance of Occidental through December 31, 2017, the first tranche of the award, which remains subject to performance conditions, is not expected to pay out. The third and fourth tranches are expected to pay out in July 2018 and 2019, respectively. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(7) The TSR awards granted in 2015 and 2016 reflect an estimated payout at the target number of performance share units granted, and the 2017 TSR awards reflect an estimated payout at the maximum number of performance share units granted, based on the performance of Occidental through December 31, 2017. The TSR awards vest based on the achievement of the applicable performance goal over the performance period. The performance periods for the 2015, 2016 and 2017 TSR awards end on June 30, 2018, June 30, 2019, and December 31, 2019, respectively. The ultimate payout may be less or more than the amounts shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(8) The return on assets in Middle East and North Africa (ROA-MENA) award granted in 2015 reflects an estimated payout of the maximum number of performance share units granted, since the performance of Occidental through December 31, 2017 indicated a payout above the target level. The ROA-MENA award vests based on the achievement of the applicable performance goal over the performance period. The performance period of the ROA-MENA award ends on December 31, 2018. The ultimate payout may be less than the amount shown, with the possibility of no payout, depending on the outcome of the performance criteria and the value of Occidental's common stock on the award certification date.

(9) Mr. Stavros retired as Senior Vice President and Chief Financial Officer on May 30, 2017. The stock options underlying Mr. Stavros's 2015 stock option grant vested based on the number of days Mr. Stavros was employed during the vesting period, and the unvested stock options were forfeited. Amounts shown in the "Number of Unearned Shares, Units or Other Rights That Have Not Vested" column reflect the net amount of shares or stock units subject to the stock awards after any applicable forfeiture pursuant to the terms of each award agreement, based on a retirement with Occidental consent. For a description of the treatment of outstanding equity awards in connection with a retirement with Occidental consent, see the footnotes to the Potential Payments table on page 47.

Stock Vested in 2017

The following table summarizes, for the named executive officers, the stock awards vested during 2017. No option awards were exercised by the named executive officers in 2017.

PREVIOUSLY GRANTED STOCK AWARDS VESTED IN 2017

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[1]
V. Hollub	39,100	$ 2,361,933
E. Lowe	27,964	$ 1,666,227
M. Backus	19,866	$ 1,205,241
C. Burgher	0	$ 0
G. Vangolen	16,079	$ 964,741
C. Stavros	26,218	$ 1,609,635

(1) Amounts shown represent the product of the number of shares vested and the closing price of Occidental's common stock on the NYSE on either the award's certification date, for performance-based awards, or the award's vesting date, for time-vested awards. In each case, the number of shares acquired at vesting and the value realized at vesting do not include any reduction in vested shares or value realized associated with the cancellation of shares to satisfy taxes.

Nonqualified Deferred Compensation

▮ Supplemental Retirement Plan II

Employees whose participation in Occidental's tax-qualified defined contribution plans is limited by applicable tax laws are eligible to participate in Occidental's Supplemental Retirement Plan II (SRP II), which provides additional retirement benefits outside of those limitations.

Annual plan allocations for each participant restore the amounts that would have accrued for salary and Annual Cash Incentive under the qualified plans, but for the tax law limitations. Account balances are fully vested after three years of service and are payable following separation from service, or upon attainment of a specified age elected by the participant, as described below. Except for Mr. Burgher, each of the named executive officers is fully vested in his or her aggregate balance shown on page 45.

Interest on SRP II accounts is allocated daily to each participant's account. The amount of interest earnings is calculated using a rate equal to the five-year U.S. Treasury Note rate on the last business day of the processing month plus 2%, on a daily basis with monthly compounding.

▮ Modified Deferred Compensation Plan

Under the Modified Deferred Compensation Plan (MDCP), the maximum amount of an executive officer's salary or Annual Cash Incentive that may be deferred for any one year is limited to $75,000. A participant's overall plan balance must be less than $1 million at the end of any given year to enable a participant to defer compensation for the subsequent year. Deferred amounts earn interest at a rate equal to the five-year U.S. Treasury Note rate plus 2%, except for amounts deferred prior to 1994, which continue to earn interest at a minimum interest rate of 8%.

The following table sets forth the 2017 contributions, earnings, withdrawals and balances under the SRP II and the MDCP, to the extent the named executive officers participate in such plans. The footnotes provide information about other amounts that were reported as earned in the Summary Compensation Table on page 37 for 2017 and prior years.

NONQUALIFIED DEFERRED COMPENSATION

Name	Plan	Executive Contributions in 2017[1]	Occidental Contributions in 2017[2]	Aggregate Earnings in 2017	Aggregate Withdrawals/ Distributions in 2017	Aggregate Balance at 12/31/17[3]
V. Hollub	SRP II	$ –	$ 427,711	$ 46,831	$ 0	$ 1,427,961
	MDCP	$ 60,297	$ 4,221	$ 10,811	$ 0	$ 322,415
E. Lowe	SRP II	$ –	$ 180,469	$ 67,180	$ 0	$ 1,871,966
	MDCP	$ 0	$ 0	$ 38,987	$ 0	$ 1,042,213
M. Backus	SRP II	$ –	$ 200,470	$ 18,480	$ 0	$ 580,944
	MDCP	$ 0	$ 0	$ 0	$ 0	$ 0
C. Burgher	SRP II	$ –	$ 35,621	$ 274	$ 0	$ 35,895
	MDCP	$ 0	$ 0	$ 0	$ 0	$ 0
G. Vangolen	SRP II	$ –	$ 155,437	$ 39,035	$ 0	$ 1,110,391
	MDCP	$ 75,000	$ 5,250	$ 34,044	$ 0	$ 951,776
C. Stavros	SRP II	$ –	$ 130,967	$ 43,748	$ 0	$ 1,196,767
	MDCP	$ 50,000	$ 3,500	$ 27,322	$ 0	$ 739,242

(1) No employee contributions are permitted to the SRP II. The amount reported with respect to the MDCP was deferred at the election of the named executive officer and is included in the amount reported in the "Salary" column of the Summary Compensation Table for 2017 on page 37.

(2) Amounts represent Occidental's 2017 contributions to the SRP II and MDCP, which are reported under "All Other Compensation" in the Summary Compensation Table on page 37.

(3) The aggregate balance for each named executive officer who participates in the SRP II and/or the MDCP, as applicable, reflects the cumulative value, as of December 31, 2017, of the contributions to the named executive officer's account, earnings on those contributions, and any withdrawals or distributions since the named executive officer began participating in the plan. We previously reported Occidental contributions for the named executive officers in the Summary Compensation Table for fiscal years prior to 2017 in the following aggregate amounts: Ms. Hollub — $445,029; Mr. Lowe — $1,299,510; Ms. Backus — $206,861; Mr. Vangolen — $85,597; and Mr. Stavros — $287,540.

Potential Payments upon Termination or Change in Control

Payments and other benefits provided to named executive officers in various termination circumstances or in connection with a change in control are subject to certain policies, plans and agreements. The material terms of these arrangements are summarized below. Except as described in this summary and in the Potential Payments table, Occidental does not have any other agreements or plans that will require compensation to be paid to named executive officers in the event of a termination of employment or a change in control.

Golden Parachute Policy. Occidental's Golden Parachute Policy provides that, subject to certain exceptions, Occidental will not grant Golden Parachute Benefits (as defined in the policy) to any senior executive that exceed 2.99 times his or her salary plus Annual Cash Incentive pay, unless the grant of such benefits is approved by a vote of the corporation's stockholders. The complete Golden Parachute Policy is available at www.oxy.com.

Notice and Severance Pay Plan. Under Occidental's Notice and Severance Pay Plan, employees terminated in certain circumstances without cause or as a result of a change in control are eligible for up to 12 months' base salary depending on years of service, two months of contributions pursuant to the Savings Plan and the SRP II, and continued medical and dental coverage for the 12-month notice and severance period at the active employee rate.

Outstanding Equity Awards. Awards granted under Occidental's 2015 LTIP are subject to double-trigger vesting upon a "change in control" (as defined in the 2015 LTIP). Payout under each of the outstanding equity awards based on various termination circumstances or in connection with a change in control are described in more detail in the footnotes to the Potential Payments table on page 47.

Separation Agreement. Occidental entered into a separation agreement with Mr. Stavros in connection with his retirement as Senior Vice President and Chief Financial Officer. Pursuant to the separation agreement, Mr. Stavros is entitled to receive (i) twenty-six bi-weekly payments of $26,923; (ii) a lump sum payment of $700,000, payable as of June 30, 2018; and (iii) $8,000 in lieu of tax planning assistance for the 2017 tax year. These payments are subject to compliance with the terms of the separation agreement. Mr. Stavros received a prorated Annual Cash Incentive award for 2017. In addition, Mr. Stavros is eligible to participate in Occidental's medical and dental plans at active participant rates through June 30, 2018. The separation agreement did not affect the terms of Mr. Stavros's outstanding equity awards. The value of Mr. Stavros's RSU awards that accelerated upon his retirement is included in the Previously Granted Stock Awards Vested in 2017 table on page 44. Mr. Stavros's outstanding equity awards, as reduced for any forfeitures, are reported in the Outstanding Equity Awards table beginning on page 41. Payout of these awards remains subject to the attainment of applicable performance goals, as described in the footnotes to the Potential Payments table on page 47.

▊ Potential Payments

In the table that follows, payments and other benefits provided to the active named executive officers in connection with various termination and change in control situations are set out as if the conditions for payment had occurred and the applicable triggering events took place on December 31, 2017.

The amounts shown in the following table are in addition to the payments and benefits that are potentially available to all full-time salaried U.S. dollar payroll employees, such as amounts vested under the Savings Plan and other tax-qualified retirement plans, amounts vested under Occidental's nonqualified deferred compensation plans, payment for accrued vacation up to a maximum accrual ceiling of 296 hours, and disability benefits, among others.

Actual amounts to be paid will depend on several factors, such as the date of each named executive officer's separation from Occidental or the occurrence of an actual change in control event, Occidental's ultimate achievement of performance goals underlying the awards and the price of Occidental's common stock when such awards are earned, if at all. The disclosures below do not take into consideration any requirements under Section 409A of the Internal Revenue Code, which could affect, among other things, the timing of payments and distributions.

> While amounts reported in the following table are expressed in an estimated cash value, all of the amounts reported are payable solely in shares of common stock, if at all. In addition, in circumstances of retirement, disability, death, or termination without cause, payout of performance-based long-term incentive awards is not accelerated, as such awards will not be paid out unless and until the performance goals underlying the awards are satisfied.

POTENTIAL PAYMENTS

Name/Type of Award [1],[2]	Retirement with Occidental Consent	Disability, Death or Termination without Cause	Change in Control	Change in Control and Qualifying Termination
V. Hollub				
RSI Awards[3]	$ –	$ –	$ 1,357,186	$ 1,357,186
RSU Awards[4]	$ 2,285,596	$ 2,285,596	$ –	$ 2,285,596
ROCE Award[5]	$ 507,738	$ 338,689	$ –	$ 1,269,309
PRI Award[6]	$ 920,308	$ 920,308	$ 634,655	$ 1,903,964
TSR Awards[7]	$ 9,729,602	$ 7,759,418	$ –	$ 15,613,489
Total	$13,443,244	$ 11,304,011	$ 1,991,841	$ 22,429,544
E. Lowe				
RSI Awards[3]	$ –	$ –	$ 3,636,005	$ 3,636,005
RSU Awards[4]	$ 1,201,763	$ 1,201,763	$ –	$ 1,201,763
PRI Award[6]	$ 736,232	$ 736,232	$ 507,738	$ 1,523,141
TSR Awards[7]	$ 3,994,950	$ 3,194,708	$ –	$ 5,954,895
ROA Award[8]	$ –	$ –	$ –	$ 203,154
ROA-MENA Award[9]	$ 1,584,206	$ 1,056,800	$ –	$ 812,396
Total	$ 7,517,151	$ 6,189,503	$ 4,143,743	$ 13,331,354
M. Backus				
RSI Awards[3]	$ –	$ –	$ 1,937,184	$ 1,937,184
RSU Awards[4]	$ 1,288,092	$ 1,288,092	$ –	$ 1,288,092
ROCE Award[5]	$ 223,484	$ 149,088	$ –	$ 558,564
PRI Award[6]	$ 404,983	$ 404,983	$ 279,319	$ 837,809
TSR Awards[7]	$ 3,023,080	$ 2,403,452	$ –	$ 4,703,044
Total	$ 4,939,639	$ 4,245,615	$ 2,216,503	$ 9,324,693
C. Burgher				
RSU Award[4]	$ 613,072	$ 613,072	$ –	$ 613,072
Total	$ 613,072	$ 613,072	$ –	$ 613,072
G. Vangolen				
RSI Awards[3]	$ –	$ –	$ 365,575	$ 365,575
RSU Awards[4]	$ 983,729	$ 983,729	$ –	$ 983,729
ROCE Award[5]	$ 243,741	$ 162,641	$ –	$ 609,316
PRI Award[6]	$ 441,739	$ 441,739	$ 304,658	$ 913,900
TSR Awards[7]	$ 2,896,238	$ 2,307,547	$ –	$ 4,436,247
Total	$ 4,565,447	$ 3,895,656	$ 670,233	$ 7,308,767

(1) The treatment of outstanding equity awards in connection with each termination scenario specified in these tables is summarized in the chart below:

Type of Award	Retirement with Occidental Consent	Disability, Death or Termination without Cause	Change in Control	Change in Control and Qualifying Termination
RSI	Award vests on a pro-rata basis, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award becomes nonforfeitable.	Award becomes nonforfeitable.
RSU	Award vests on a pro-rata basis.	Award vests on a pro-rata basis.	No effect.	Award vests on a pro-rata basis.
ROCE ROA TSR	Award vests on a pro-rata basis, subject to actual performance; if retirement occurs on or after the 12 month anniversary of the grant date, the award vests in full, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award is converted into restricted shares at target level, subject to continued service vesting.	Award vests at the target level, unless determined otherwise by the Compensation Committee.
PRI	Award vests on a pro-rata basis, subject to actual performance.	Award vests on a pro-rata basis, subject to actual performance.	Award is converted into restricted shares, subject to remaining service vesting.	Award vests at the target level, unless determined otherwise by the Compensation Committee.

(2) No payout of the NQSO award is shown in the tables as Occidental's year-end closing stock price was not in excess of the strike price of the NQSO award.

(3) The dollar amount shown represents the value realized upon the vesting of the RSI awards upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental's year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award. No payout of the RSI awards is shown in connection with the grantee's retirement, disability, death or termination without cause because the underlying performance goals are not expected to be achieved based on Occidental's performance through December 31, 2017. Actual payout will depend on Occidental's performance during the relevant performance period. Each named executive officer must also retain beneficial ownership of at least 50% of the net after-tax shares received for three years following the vesting date.

(4) The dollar amount shown represents the value realized upon the vesting of the RSU awards upon the occurrence of the applicable potential payment event, which is equal to the product of Occidental's year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award.

(5) In the case of the grantee's retirement, disability, death or termination without cause, the dollar amount shown represents the value realized upon the vesting of the ROCE award, which is equal to the year-end closing stock price and the number of shares that vest in accordance with the terms of the award. Shares that vest in connection with these termination scenarios remain subject to the attainment of a performance goal, which has been estimated for purposes of this table based on the performance of Occidental as of December 31, 2017. In the case of a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of the ROCE award into vested restricted stock, which is equal to the product of the year-end closing stock price and the target number of shares underlying the award.

(6) In the case of the grantee's retirement, disability, death or termination without cause, the dollar amount shown represents the value realized upon the vesting of the PRI award, which is equal to the product of the year-end closing stock price and the number of shares that vest in accordance with the terms of the award. Shares that vest in connection with these termination scenarios remain subject to the attainment of the applicable performance goal, which has been deemed met for tranches 3 and 4 for purposes of this table. Tranche 2 paid out in 2017. No payout of tranche 1 of the PRI award is shown in connection with the grantee's retirement, disability, death or termination without cause because the underlying performance goal is not expected to be achieved based on Occidental's performance through December 31, 2017. In the case of a change in control, the dollar amount shown represents the value realized upon the conversion of tranche 1 of the PRI award into vested restricted stock (as the service vesting requirements for that tranche have been met), which is equal to the product of the year-end closing stock price and the number of shares underlying tranche 1 of the PRI award. In the case of a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of the PRI award into vested restricted stock, which is equal to the product of the year-end closing stock price and the number of shares underlying the applicable award.

(7) In the case of the grantee's retirement, disability, death or termination without cause, the dollar amount shown represents the value realized upon the vesting of the TSR awards, which is equal to the product of the year-end closing stock price and the number of shares that vest in accordance with the terms of the applicable award. Shares that vest in connection with these termination scenarios remain subject to the attainment of the applicable performance goal, which has been estimated for purposes of this table based on the performance of Occidental as of December 31, 2017. In the case of a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of the TSR awards into vested restricted stock, which is equal to the product of the year-end closing stock price and the target number of shares underlying the applicable award.

(8) No payout of the ROA award is shown in connection with the grantee's retirement, disability, death or termination without cause because the underlying performance goal is not expected to be achieved based on Occidental's performance through December 31, 2017. In the case of a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of the ROA award into vested restricted stock, which is equal to the product of the year-end closing stock price and the target number of shares underlying the award.

(9) In the case of the grantee's retirement, disability, death or termination without cause, the dollar amount shown represents the value realized upon the vesting of the ROA-MENA award, which is equal to the year-end closing stock price and the number of shares that vest in accordance with the terms of the award. Shares that vest in connection with these termination scenarios remain subject to the attainment of a performance goal, which has been estimated for purposes of this table based on the performance of Occidental as of December 31, 2017. In the case of a change in control and qualifying termination, the dollar amount shown represents the value realized upon the conversion of the ROA-MENA award into vested restricted stock, which is equal to the product of the year-end closing stock price and the target number of shares underlying the award.

Pay Ratio

The 2017 annual total compensation of the median compensated employee of Occidental (other than Ms. Hollub, Occidental's Chief Executive Officer) was $115,552; the annual total compensation of Ms. Hollub for purposes of this pay ratio disclosure was $12,696,788; and the ratio of these amounts is approximately 110 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on Occidental's payroll records and the methodology described below.

Pay Ratio Methodology. To identify the median "employee" (as defined by SEC rules), as well as to determine the annual total compensation of the median employee, we used certain permitted assumptions, adjustments, and estimates, as described further below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

Employee Population. We identified the median employee from Occidental's employee population as of October 1, 2017. After excluding employees under the "de minimis exemption" (as described below), Occidental's employee population consisted of 6,960 employees located in the U.S.; 557 in Colombia; 2,647 in Oman; and 466 in Qatar. For purposes of identifying the median employee, Occidental was permitted to exclude up to 5% of its total employees who are non-U.S. employees. Occidental relied on this exemption to exclude the employee populations of the following jurisdictions, which collectively accounted for less than 5% of Occidental's total employee population of 10,978 as of October 1, 2017: Abu Dhabi (64); Belgium (2); Bolivia (65); Brazil (1); Canada (88); Chile (111); Hong Kong (4); Japan (2); Libya (1); Mexico (3); The Netherlands (1); and Singapore (6).

Compensation Measure to Identify Median Employee. To identify the median employee, we used the annual salary of each employee as of October 1, 2017, plus any annual bonus paid to each employee during 2017, each as reported in Occidental's payroll systems. We did not annualize the salary of any temporary employees.

Total Compensation in 2017. Once the median employee was identified, we calculated the median employee's compensation for 2017 in accordance with the requirements of Item 402 of Regulation S-K, which is equal to the amount of the median employee's compensation for 2017 that would have been reported in the Summary Compensation Table on page 37, plus the amount of the median employee's non-discriminatory health and welfare benefits. With respect to the annual total compensation of Ms. Hollub, we used the amount reported in the "Total" column of the Summary Compensation Table on page 37, plus the amount of Ms. Hollub's non-discriminatory health and welfare benefits.

NON-EMPLOYEE DIRECTOR COMPENSATION

The Governance Committee reviews non-employee director compensation and makes recommendations regarding non-employee director compensation to the Board. In 2017, the Governance Committee engaged Meridian Partners, LLC (Meridian) to assist the Committee in its review. Meridian performed a robust review of Occidental's non-employee director compensation program, which included a detailed comparison of Occidental's non-employee director compensation program and practices against those of Occidental's peer companies (as defined on page 29) and against a broader comparator group of Fortune 250 companies based on market capitalization. Based on the market data presented by Meridian and the Governance Committee's analysis, the Governance Committee determined that the program was competitive and aligned with market practices and recommended to the Board that no changes be made to the program. Non-employee director compensation has remained unchanged since 2014.

Director Compensation Program

The non-employee directors receive a combination of cash, in the form of an annual retainer payable on a monthly basis, and stock-based compensation. Occidental does not provide option awards; non-equity incentive awards; or retirement plans for non-employee directors. The Independent Chairman of the Board and the Committee chairs receive additional compensation for their service due to the increased responsibilities that accompany these positions. Ms. Hollub does not receive any compensation for her service as a director.

The following table describes the components of the 2017 non-employee director compensation program:

Compensation Element	2017 Annual Amount
Annual Cash Retainer	$125,000 for non-employee directors $155,000 for Chairman of the Board
Annual Equity Award	$225,000 for non-employee directors $335,000 for Chairman of the Board
Board or Committee Meeting Fees	None
Committee Chair Additional Annual Equity Award	$25,000 for each committee

❙ Annual Equity Award

The Board believes that director and stockholder interests should be aligned over the long term. In furtherance of this objective, the majority of non-employee director compensation is equity-based compensation. Directors may elect to receive their annual equity award in shares of common stock or in deferred common stock units.

Common Stock Award. Pursuant to the terms of the award, the director receives shares of common stock that are fully vested at grant, but subject to transfer restrictions. 50% of the shares may not be sold or transferred until the third anniversary of the grant date and the remaining 50% may not be sold or transferred until the date of the director's separation from service; provided, however, that all of the shares become transferable in the event of certain change in control events or the director's separation from service.

Deferred Common Stock Unit Award. Pursuant to the terms of the award, the director receives deferred stock units that are fully vested at grant, but subject to transfer restrictions. Each deferred stock unit is equivalent to one share of common stock and payable in shares of common stock upon the satisfaction of the deferral period. 50% of the deferred stock units are payable upon the third anniversary of the grant date and the remaining 50% are payable on the date of the director's separation from service; provided, however, that all deferred stock units are payable in the event of certain change in control events or the director's separation from service.

❙ All Other Compensation

Directors are eligible to participate in the Occidental Petroleum Corporation Matching Gift Program, which matches contributions made by employees and directors to educational institutions and organizations, as well as arts and cultural organizations. The limit for such matching contributions was $10,000 in 2017. Occidental reimburses non-employee directors for expenses related to their Board service, including hotel, airfare, ground transportation and meals.

The table below summarizes the total compensation for each of the non-employee directors in 2017.

COMPENSATION OF DIRECTORS

Name	Fees Earned or Paid in Cash	Stock Awards[1]	All Other Compensation[2]	Total
Spencer Abraham	$ 125,000	$ 225,000	$ 8,750	$ 358,750
Howard I. Atkins	$ 125,000	$ 225,000	$ 1,181	$ 351,181
Eugene L. Batchelder	$ 155,000	$ 335,000	$ 629	$ 490,629
John E. Feick	$ 125,000	$ 250,000	$ 2,514	$ 377,514
Margaret M. Foran	$ 125,000	$ 250,000	$ 10,546	$ 385,546
Carlos M. Gutierrez	$ 125,000	$ 250,000	$ –	$ 375,000
William R. Klesse	$ 125,000	$ 225,000	$ –	$ 350,000
Jack B. Moore	$ 116,667	$ 225,000	$ 1,257	$ 342,924
Avedick B. Poladian	$ 125,000	$ 250,000	$ 12,441	$ 387,441
Elisse B. Walter	$ 125,000	$ 225,000	$ 10,000	$ 360,000

(1) Equity awards are granted to each non-employee director on the first business day following the Annual Meeting. Prior to the grant date, directors are given the option to receive their annual equity awards as shares of common stock or as deferred stock units, as described above. In 2017, Messrs. Atkins and Batchelder elected to receive deferred stock units, while all other non-employee directors elected to receive shares of common stock. The dollar amounts shown for all directors reflect a price per share of $61.31, the closing price of Occidental's common stock on the NYSE on May 15, 2017.

(2) None of the non-employee directors received any fees or payment for services other than as a director. Amounts shown are for matching charitable contributions and tax gross-ups related to spousal travel. Matching charitable contributions pursuant to Occidental's Matching Gift Program were made in the following amounts: Mr. Abraham – $8,750; Ms. Foran – $10,000; Mr. Poladian – $10,000; and Ms. Walter – $10,000. Tax gross-ups related to spousal travel were made in the following amounts: Mr. Atkins – $1,181; Mr. Batchelder – $629; Mr. Feick – $2,514; Ms. Foran – $546; Mr. Moore – $1,257; and Mr. Poladian – $2,441.

Stock Ownership Guidelines

Stock Ownership. Non-employee directors are required to own a number of shares of common stock of Occidental having a value of not less than six times the annual cash retainer for non-employee directors within five years of election to the Board. As of February 28, 2018, each of our non-employee directors is in compliance with these guidelines.

SECURITY OWNERSHIP

Certain Beneficial Owners and Management

Based on a review of ownership reports filed with the SEC, the entities listed below were the only beneficial owners of greater than five percent of Occidental's outstanding voting securities as of February 28, 2018.

Name and Address	Number of Shares Owned	Percent of Outstanding Common Stock	Sole Voting Shares	Shared Voting Shares	Sole Investment Shares	Shared Investment Shares
Vanguard Group Inc. 100 Vanguard Blvd. Malvern, PA 19355	57,965,837[1]	7.57[1]	1,067,252[1]	180,730[1]	56,761,170[1]	1,204,667[1]
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	53,430,004[2]	7.0[2]	46,704,819[2]	0[2]	53,430,004[2]	0[2]
State Street Corporation One Lincoln Street Boston, MA 02111	38,802,190[3]	5.07[3]	0[3]	38,802,190[3]	0[3]	38,802,190[3]

(1) Pursuant to a Schedule 13G/A filed with the SEC on February 9, 2018.

(2) Pursuant to a Schedule 13G/A filed with the SEC on February 8, 2018.

(3) Pursuant to a Schedule 13G/A filed with the SEC on February 14, 2018.

The following table includes certain information regarding the beneficial ownership of Occidental common stock as of February 28, 2018, by each of Occidental's named executive officers, directors, and all executive officers and directors as a group.

BENEFICIAL OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

Name	Common Stock[1]	Restricted Stock[2]	Options Exercisable within 60 days	Total Shares Beneficially Owned	Percent of Outstanding Common Stock[3]
Spencer Abraham	44,237			44,237	
Howard I. Atkins	27,295			27,295	
Marcia E. Backus	20,417	26,299	20,000	66,716	
Eugene L. Batchelder	30,628			30,628	
Cedric W. Burgher	2,098			2,098	
John E. Feick	43,268			43,268	
Margaret M. Foran	38,918			38,918	
Carlos M. Gutierrez	42,122			42,122	
Vicki Hollub	76,697	18,425	85,000	180,122	
William R. Klesse	70,692			70,692	
Edward A. Lowe	86,703	49,362	20,000	156,065	
Jack B. Moore	5,746			5,746	
Avedick B. Poladian	47,468			47,468	
Glenn E. Vangolen	22,775	4,963	35,000	62,738	
Elisse B. Walter	13,556			13,556	
All executive officers and directors as a group (17 persons)	661,370	126,994	229,736	1,040,875	

(1) For executive officers, includes shares held through the Occidental Petroleum Corporation Savings Plan as of February 28, 2018. For non-employee directors, includes deferred stock units and common stock awards that are subject to restrictions on sale and transfer in the following amounts: Secretary Abraham – 11,960; Mr. Atkins – 14,354; Mr. Batchelder – 16,623; Mr. Feick – 16,873; Ms. Foran – 16,473; Secretary Gutierrez – 16,736; Mr. Klesse – 8,900; Mr. Moore – 5,610; Mr. Poladian – 16,473; and Ms. Walter – 11,243.

(2) Represents shares granted in 2012, 2013 and 2014 under the 2005 Long-Term Incentive Plan as Restricted Stock Incentive awards, which remain forfeitable until the certification of the achievement of the performance goal.

(3) Less than 1 percent.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 (the Exchange Act), Occidental's executive officers, directors and any beneficial owner of more than 10 percent of any class of Occidental's equity securities are required to file, with the SEC and the NYSE, reports of ownership and changes in ownership of Occidental common stock. Copies of such reports are required to be furnished to Occidental. Based solely on its review of the copies of the reports furnished to Occidental and written representations that no additional reports were required, Occidental believes that, during 2017, all persons required to report complied with the Section 16(a) requirements, with the exception of one Form 4 that was not filed on a timely basis to report an open market purchase of shares of Occidental's common stock by Eugene L. Batchelder.

PROPOSAL 2: ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Occidental is submitting this proposal to its stockholders for an advisory vote to approve the compensation of its named executive officers as disclosed in this proxy statement pursuant to Section 14A of the Exchange Act. At our 2017 Annual Meeting of Stockholders, the stockholders approved, on an advisory basis, a frequency of every year for casting advisory votes to approve named executive officer compensation.

The executive compensation program for the named executive officers includes many best-practice features that are intended to enhance the alignment of compensation with the interests of Occidental's stockholders. The executive compensation program is described in the Compensation Discussion and Analysis (CD&A) section beginning on page 22 of this proxy statement.

The Compensation Committee strives to maintain a compensation program that will attract, retain and motivate outstanding executives by providing incentives to reward them for superior performance that supports Occidental's long-term strategic objectives, whether in an up- or down-cycle commodity price environment, and is competitive with industry practices. The executive compensation program is intended to:

- ⊘ Align with stockholder interests;

- ⊘ Preserve performance accountability in both strong and weak commodity price environments;

- ⊘ Build long-term share ownership;

- ⊘ Provide a consistent retention incentive;

- ⊘ Be straightforward and transparent for the benefit of executives and stockholders; and

- ⊘ Match or exceed prevailing governance standards for performance-based compensation.

The Board recommends that stockholders support the following resolution for the reasons described in the CD&A:

RESOLVED, that the stockholders approve, on an advisory basis, the compensation of Occidental's named executive officers for 2017, as set forth in the CD&A section, Summary Compensation Table and all other table and narrative disclosures regarding named executive officer compensation set forth in this proxy statement.

A majority of the shares of common stock represented at the Annual Meeting and entitled to vote on this proposal must vote FOR the proposal to approve it. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions have the same effect as votes cast AGAINST the proposal. Broker non-votes have no effect on the vote. As in past years, your vote will not directly affect or otherwise limit or enhance any existing compensation or award arrangement of any of our named executive officers, but the outcome of the say-on-pay vote will be taken into account by the Compensation Committee in making future compensation decisions.

 **The Board recommends that you vote FOR the advisory vote to approve named executive officer compensation.**

PROPOSAL 3: APPROVAL OF THE SECOND AMENDMENT TO THE 2015 LONG-TERM INCENTIVE PLAN

At the Annual Meeting, stockholders will be asked to approve the Second Amendment (Second Amendment) to the Occidental Petroleum Corporation 2015 Long-Term Incentive Plan (2015 LTIP). The purpose of the Second Amendment is to increase the number of shares of Occidental's common stock that may be issued under the 2015 LTIP by 45,000,000 additional shares. Occidental believes implementing the Second Amendment is advisable in order to ensure Occidental has an adequate number of shares available in connection with its compensation programs.

The following highlights of the material features of the 2015 LTIP, as amended to reflect the Second Amendment, are qualified by reference to the full text of (i) the 2015 LTIP, a copy of which is attached as Annex A, (ii) the First Amendment, a copy of which is attached as Annex B and (iii) the Second Amendment, which is attached as Annex C.

Highlights of the 2015 Long-Term Incentive Plan:

- No discounted options or other awards may be granted (except with respect to conversion awards granted as a result of a merger, consolidation or acquisition as necessary to preserve the value of the award)

- No recycling of shares that are withheld or tendered to pay the exercise price of a stock option or to satisfy any tax withholding obligation or that are covered by a stock option or stock appreciation right that is exercised

- No automatic award grants are made to any eligible individual

- No repricing of stock options or stock appreciation rights without stockholder approval

- No single trigger vesting of awards upon a change in control

- Limitations on the maximum number or amount of awards that may be granted to certain individuals during any calendar year
  - 80 million shares may be granted as ISOs to employees over the life of the 2015 LTIP
  - 1 million share limit with respect to share-based awards to covered employees in any calendar year
  - $15 million limit with respect to cash-based awards to covered employees in any calendar year
  - 2 million share limit with respect to options and stock appreciation rights granted to participants in any calendar year
  - 50,000 share limit with respect to share-based awards granted to non-employee directors in any calendar year

- Dividends or dividend equivalent rights on performance awards are subject to the same performance goals as the underlying award and will not be paid until the performance award has vested and become earned (except in the case of certain retention awards)

- Three-year minimum vesting or restricted period on awards (other than performance awards, cash awards or awards with respect to up to 10% of the authorized shares)

- Awards are subject to potential reduction, cancellation, forfeiture or other clawback under certain specified circumstances

- Potential dilution from outstanding awards and shares available for future awards under the 2015 LTIP is approximately 3.2%

▮ Background and Purpose of the Proposal

The 2015 LTIP is intended to permit Occidental and its subsidiaries to attract and retain top quality employees and non-employee directors and consultants by providing these individuals with stock-based and other incentive award opportunities designed to enhance the profitable growth of Occidental. On February 11, 2015, the Board adopted the 2015 LTIP. The 2015 LTIP became effective on May 1, 2015 (the Original Effective Date) following receipt of stockholder approval at our 2015 Annual Meeting of Stockholders. In connection with Occidental's adoption of Accounting Standards Update 2016-09, which is intended to simplify the accounting for share-based payment transactions, on July 14, 2016, the Board approved the First Amendment to the 2015 LTIP, which originally became effective on July 14, 2016 (First Amendment), which allows Occidental to withhold taxes due with respect to an award (including outstanding awards) from shares of Occidental's common stock (including shares of common stock otherwise issuable under an award) at up to the maximum statutory withholding rate applicable to a participant without creating potential adverse accounting consequences.

On February 8, 2018, the Board adopted the Second Amendment subject to stockholder approval. The purpose of the Second Amendment is to increase the number of shares of Occidental's common stock that may be issued under the 2015 LTIP by 45,000,000 additional shares (Additional Shares).

Occidental believes approval of the Second Amendment will give it flexibility to make stock-based grants and other awards permitted under the 2015 LTIP over the next several years in amounts determined appropriate by the Compensation Committee, which administers the 2015 LTIP (as discussed more fully below). This timeline, however, is simply an estimate used to determine the number of new shares to ask the stockholders to approve under the Second Amendment and future circumstances may require a change to expected equity grant practices. These circumstances include, but are not limited to, the future price of Occidental's common stock, award levels and amounts provided by Occidental's competitors and hiring activity over the next few years. On December 29, 2017, the closing market price of Occidental's common stock was $73.66 per share, as reported on the NYSE, and Occidental had 18,836,578 shares of common stock that remained available for awards under the 2015 LTIP.

The Second Amendment will allow Occidental to continue to grant, if desired, a variety of equity-based compensation alternatives in structuring compensation arrangements for its personnel. While Occidental is aware of the potential dilutive effect of compensatory equity awards, Occidental also recognizes the significant motivational and performance benefits that may be achieved from making such awards. As of December 31, 2017, the total number of shares of Occidental's outstanding common stock was 765,104,512. If the Second Amendment is approved, the potential dilution from outstanding awards and shares available for future awards under the 2015 LTIP would be approximately 8.4%. This percentage is calculated on a fully-diluted basis by dividing the total shares underlying outstanding equity awards as of December 31, 2017 plus the shares available for future awards under the 2015 LTIP (together, the numerator) by the total shares of Occidental common stock outstanding as of December 31, 2017 plus the number of shares in the numerator. Please see *"Description of the 2015 LTIP– Shares Subject to the 2015 LTIP"* for additional information regarding the number of additional shares being requested under the Second Amendment. Occidental's three-year average annual burn rate as of December 31, 2017 was 0.3%. This percentage is calculated by dividing the total shares underlying equity awards granted in a year by the weighted average shares outstanding during the year.

The 2015 LTIP was originally designed to allow Occidental to provide "performance-based compensation" that was tax deductible by Occidental without regard to the limits of Section 162(m) of the Internal Revenue Code and the regulations thereunder (Section 162(m)). However, the performance-based compensation exception under Section 162(m) was eliminated by the Tax Cuts and Jobs Act of 2017.

The Second Amendment will not be implemented unless approved by stockholders. If the Second Amendment is not approved by stockholders, the 2015 LTIP will remain in effect in its present form (which, for the avoidance of doubt, is as amended by the First Amendment) and Occidental will continue to grant awards thereunder until the share reserve under the 2015 LTIP is exhausted.

Description of the 2015 LTIP

The following is a summary of the material terms of the 2015 LTIP, as amended to reflect the Second Amendment, and is qualified in its entirety by the text of the Second Amendment, which is attached as Annex C to this Proxy Statement and is incorporated by reference in this proposal.

Purpose of the 2015 LTIP. The purpose of the 2015 LTIP is to provide a means whereby eligible employees, directors and consultants may acquire and maintain stock ownership or awards, the value of which is tied to Occidental's performance. In furtherance of this purpose, the 2015 LTIP permits the grant of nonstatutory options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, bonus stock, dividend equivalents, other stock-based awards and cash awards, any of which may be further designated as performance awards (collectively referred to as Awards).

Administration. The 2015 LTIP is administered by the Compensation Committee of the Board, except with respect to grants to non-employee directors that are under the purview of the Board, with respect to both the amount and terms of any grant, and to the extent the Board elects to administer the 2015 LTIP. Subject to the terms of the 2015 LTIP and applicable law, the Compensation Committee has the authority to interpret and construe all provisions of the 2015 LTIP and Awards issued thereunder and to make all decisions and determinations relating to the operation of the 2015 LTIP, including the authority and discretion to:

- determine the eligible individuals to receive Awards;
- determine the type or types of Awards to be granted to any eligible individual and the amount of cash and/or number of shares subject to each Award;
- establish the terms and conditions of any Award;

- modify, waive or adjust any term or condition of an Award; and

- make any other determination or take any other action necessary or desirable for the administration of the 2015 LTIP.

The Compensation Committee may also delegate authority to a company officer who is also a member of the Board to make grants of Awards to employees who are not executive officers under Section 16 of the Securities Exchange Act of 1934, and may delegate ministerial functions to other officers or employees.

Duration. If approved by stockholders, the Second Amendment will be effective as of February 8, 2018 (Amendment Effective Date). The 2015 LTIP will terminate on May 1, 2025, the tenth anniversary of the Original Effective Date, unless earlier terminated by our Board. Although no further Awards may be granted under the 2015 LTIP after May 1, 2025, the 2015 LTIP will remain in effect until all Awards granted under the 2015 LTIP have been satisfied or have expired.

Eligible Individuals. All officers and employees of Occidental and its subsidiaries and other persons who provide services to Occidental and its subsidiaries, including members of the Board, are eligible to receive Awards under the 2015 LTIP. Eligible employees, directors and consultants who are designated by the Compensation Committee to receive an Award under the 2015 LTIP are referred to as "Participants." As of February 28, 2018, there were 10 non-employee directors, 30 officers (including 7 executive officers) and approximately 3,300 other employees who would be eligible to participate in the 2015 LTIP.

Shares Subject to 2015 LTIP. The Second Amendment would increase the number of shares of common stock available for Awards under the 2015 LTIP by 45,000,000 shares. Accordingly, the total number of shares of common stock available for issuance in connection with Awards under the 2015 LTIP will not exceed 80,000,000 shares (the Amended Reserved Shares). In addition to the Amended Reserved Shares, any shares subject to outstanding awards under the Occidental Petroleum Corporation 2005 Long-Term Incentive Plan (2005 LTIP) that, following the Original Effective Date, are forfeited, cancelled or terminated will also be available for the grant of Awards under the 2015 LTIP (referred to herein as the 2005 LTIP Forfeitable Shares). Together the Amended Reserved Shares and the 2005 LTIP Forfeitable Shares represent the maximum number of shares that may be issued under the 2015 LTIP.

As of February 28, 2018, 813,477 shares of common stock were subject to outstanding awards under the 2005 LTIP and could be considered 2005 LTIP Forfeitable Shares, although this number is subject to change prior to the Amendment Effective Date. There is no way to predict how many, if any, of the 2005 LTIP Forfeitable Shares may be forfeited or terminated and, thus, may become available for future grants under the 2015 LTIP. All of the Amended Reserved Shares are available for issuance as incentive stock options. The foregoing limitations will be subject to the adjustment provisions contained in the 2015 LTIP.

Any shares of common stock issued in connection with Awards other than options and stock appreciation rights shall be counted against the limits described in the preceding paragraph pursuant to a fungible share counting mechanism as three shares for every one share issued in connection with such Award. If an Award expires or is cancelled, forfeited, exchanged, settled in cash or otherwise terminated, the shares of common stock subject to such Award will again be available for grant under the 2015 LTIP. However, (i) shares withheld or otherwise tendered in payment of any exercise price or taxes related to an Award, (ii) shares subject to an option or stock appreciation right that was exercised, or (iii) shares repurchased on the open market with the proceeds of an option's exercise price will not be available for future Awards under the 2015 LTIP.

Common stock issued under the 2015 LTIP may come from authorized but unissued shares of common stock, from treasury stock held by Occidental or from previously issued shares of common stock reacquired by Occidental, including shares purchased on the open market. If stockholders approve this proposal, Occidental intends to file, pursuant to the Securities Act of 1933, a registration statement on Form S-8 to register the Additional Shares.

Award Limitations. As noted above, the 2015 LTIP was originally designed to allow Occidental to provide "performance-based compensation" that was tax deductible by Occidental without regard to the limits of Section 162(m). However, the performance-based compensation exception under Section 162(m) was eliminated by the Tax Cuts and Jobs Act of 2017. Nevertheless, the 2015 LTIP still includes restrictions on the maximum number of common shares that may be granted and the maximum amount of cash compensation payable to certain individuals in a specified period. Accordingly, no covered employee may receive share-denominated Awards during a calendar year with respect to more than 1,000,000 shares of common stock. For cash-based Awards, the maximum aggregate dollar amount that may be granted to any covered employee in any calendar year is limited to $15,000,000. In addition, in any calendar year, a nonemployee director may not be granted Awards relating to more than 50,000 common shares and no participant may be granted options (whether nonstatutory stock options or incentive stock options) or stock appreciation rights relating to more than 2,000,000 common shares. The foregoing share limitations will be subject to the adjustment provisions contained in the 2015 LTIP but will not be subject to the fungible share counting rules that apply to the overall share pool.

▌ Types of Awards

The following types of Awards may be granted on the terms and conditions set forth in the 2015 LTIP.

Stock Options. The Compensation Committee may grant stock options to purchase one or more shares of Occidental common stock. Stock options granted under the 2015 LTIP may be either incentive stock options governed by Section 422 of the Internal Revenue Code or stock options that are not intended to meet these requirements (called nonstatutory options). The Compensation Committee will determine the specific terms and conditions of any stock option at the time of grant. The exercise price of any stock option will not be less than 100% of the fair market value of Occidental's common stock on the date of the grant (except with respect to conversion awards granted as result of a merger, consolidation or acquisition as necessary to preserve the value of the award), and in the case of an incentive stock option granted to an eligible employee that owns more than 10% of Occidental's common stock, the exercise price will not be less than 110% percent of the fair market value of the common stock on the date of grant. The term for a stock option may not exceed 10 years. The Compensation Committee will determine the methods and form of payment for the exercise price of a stock option (including, in the discretion of the Compensation Committee, payment in common stock, other Awards, or other property) and the methods and forms in which common stock will be delivered to a Participant.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights (SARs) independent of or in connection with a stock option. The exercise price per share of a SAR will be an amount determined by the Compensation Committee. However, SARs must generally have an exercise price not less than 100% of the fair market value of Occidental's common stock on the date the SAR is granted. Generally, each SAR will entitle a Participant upon exercise to an amount equal to (i) the excess of (a) the fair market value of one share of common stock on the exercise date over (b) the exercise price, times (ii) the number of shares of common stock covered by the SAR. The Compensation Committee will determine the specific terms and conditions of any SAR at the time of grant. Payment shall be made in common stock or in cash, or partly in common stock and partly in cash, as determined by the Compensation Committee. The term of a SAR may not exceed 10 years.

Restricted Stock. The Compensation Committee may grant restricted stock, which are shares of Occidental common stock that are subject to transfer limitations, a risk of forfeiture and other restrictions imposed by the Compensation Committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by the Compensation Committee. During the restricted period, the holder will have rights as a stockholder, including the right to vote the common stock subject to the Award and to receive cash dividends thereon (which may, if required by the Compensation Committee, be held by Occidental during the restricted period subject to the same vesting terms that apply to the underlying restricted stock award). Unless otherwise determined by the Compensation Committee, common stock distributed to a holder of restricted stock in connection with a stock split or stock dividend, and other property (other than cash) distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the underlying restricted stock award with respect to which such common stock or other property has been distributed.

Restricted Stock Units. The Compensation Committee may grant restricted stock units (RSUs), which are rights to receive shares of Occidental common stock, cash or a combination thereof at the end of a specified period. The Compensation Committee may subject RSUs to restrictions (which may include a risk of forfeiture) and such restrictions may lapse at such times determined by the Compensation Committee. RSUs may be satisfied by delivery of shares of common stock, cash equal to the fair market value of the specified number of shares of common stock covered by the RSUs, or any combination thereof determined by the Compensation Committee at the date of grant or thereafter.

Bonus Stock. The Compensation Committee may grant bonus stock awards to eligible individuals. Each bonus stock award will constitute a transfer of unrestricted shares of Occidental common stock on terms and conditions determined by the Compensation Committee.

Dividend Equivalents. The Compensation Committee may grant dividend equivalents to eligible individuals, entitling the Participant to receive cash, common stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of common stock, or other periodic payments at the discretion of the Compensation Committee. Dividend equivalents may be awarded on a freestanding basis or in connection with another Award (other than restricted stock or bonus stock). The Compensation Committee may provide that dividend equivalents will be payable or distributed when accrued, deferred until a later payment date or deemed reinvested in additional common stock, Awards or other investment vehicles. The Compensation Committee will specify any restrictions on transferability and risks of forfeiture imposed upon dividend equivalents. See *"Features of Awards—Dividend Equivalent Payments on Performance Awards"* below for additional information.

Other Stock-Based Awards. The Compensation Committee may grant other stock-based awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of Occidental common stock, subject to applicable legal limitations and the terms of the 2015 LTIP. In the discretion of the Compensation Committee, other stock-based awards may be subject to such vesting and other terms as the Compensation Committee may establish, including performance goals.

Cash Awards. The Compensation Committee may grant cash awards on a free-standing basis or as an element of or a supplement to any other Award permitted under the 2015 LTIP. The Compensation Committee will determine the amount of and any other terms and conditions of such cash awards.

Performance Awards. The Compensation Committee may designate that an Award granted under the 2015 LTIP will constitute a "Performance Award." A Performance Award is any Award the grant, vesting, exercise and/or settlement of which (and/or the timing or amount thereof) is subject to the achievement of one or more performance goals specified by the Compensation Committee. The Compensation Committee may exercise its discretion to reduce or increase the amount payable under a Performance Award. The performance period for a Performance Award may range from one to seven years.

Section 162(m) Awards. As noted above, the 2015 LTIP contains provisions that originally allowed for the grant of Performance Awards intended to satisfy the requirements associated with the performance-based compensation exception available under Section 162(m) (referred to as Section 162(m) Awards). The Tax Cuts and Jobs Act of 2017 eliminated the performance-based compensation exception. In accordance with such legislation, these provisions continue to apply to outstanding Section 162(m) Awards granted prior to November 2, 2017. However, due to such legislation, Occidental does not anticipate granting any Section 162(m) Awards in the future and such provisions are not discussed in this proposal.

▮ Features of Awards

Dividend Equivalent Payments on Performance Awards. Except with respect to certain Performance Awards that are designated by the Compensation Committee as retention awards, dividend equivalent rights with respect to any Performance Award will be subject to the same performance goals as the underlying Performance Award and will not be paid until the Performance Award has vested and been earned.

Transferability of Awards. Awards generally may not be assigned, pledged, hedged, sold or otherwise transferred other than by will or the laws of descent and distribution or pursuant to a Participant's written beneficiary form or a qualified domestic relations order issued by a court of competent jurisdiction and approved by the Compensation Committee. An incentive stock option will not be transferable other than by will or the laws of descent and distribution. In accordance with rules and procedures established by the Compensation Committee from time to time, a Participant may transfer, without consideration, all or part of an Award to one or more immediate family members or related family trusts or partnerships or similar entities, as determined by the Compensation Committee. Any attempt to transfer an Award in violation of the terms of the 2015 LTIP or without proper notification to the Compensation Committee shall be deemed null and void.

Minimum Vesting Requirements and Termination of Service. Awards granted under the 2015 LTIP (other than Performance Awards and cash awards) generally will be subject to a minimum vesting or forfeiture restriction period of three years, which may be pro-rata or all at the end of such period, with any pro rata formula determined in the good faith discretion of the Compensation Committee (provided no tranche of any Award shall vest prior to one year from the date of grant of such Award, except with respect to the 10% carve-out described below). However, a vesting or forfeiture restriction period of less than three years may be approved for Awards (other than Performance Awards and cash awards) with respect to up to 10% of the shares of common stock authorized for issuance under the 2015 LTIP. The treatment of an Award upon the occurrence of certain specified events, including the termination of a Participant's service with Occidental and its subsidiaries, will be subject to the provisions of the 2015 LTIP and the applicable Award agreement.

No Repricing; No Reload Options. Other than in connection with a corporate transaction involving Occidental, without the approval of stockholders, the terms of outstanding Awards may not be amended to reduce the exercise price of outstanding stock options or SARs or to cancel outstanding stock options or SARs in exchange for cash, other Awards or stock options or SARs with an exercise price less than the exercise price of the original stock options or SARs. Reload options may not be granted under the 2015 LTIP.

Reorganizations. In the event of certain changes to Occidental's capitalization, such as a stock split, stock combination, stock dividend, extraordinary cash dividend, exchange of shares, or other recapitalization, merger or otherwise, that result in an increase or decrease in the number of outstanding shares of common stock, appropriate adjustments will be made by the Compensation Committee as to the number and price of shares subject to an Award, the number of shares available for issuance under the 2015 LTIP and the maximum individual limitations applicable to share-based Awards.

Change in Control. In the event of a "change in control" (as defined in the 2015 LTIP), the vesting and forfeiture restrictions applicable to an Award will not lapse, and the time of exercisability of an Award will not be accelerated to a date, in either case, earlier than (i) the original date specified for the lapse of such restrictions or the time of exercise in the applicable Award agreement, or (ii) the date the Participant's employment or other service relationship is terminated by Occidental or its subsidiaries without "cause" or by the Participant for "good reason" (in each case, as defined in the 2015 LTIP); provided such termination date occurs within 12 months following the date of such change in control. In addition, upon a change in control, the Compensation Committee shall have the discretion without the consent or approval of any holder to take any of the following actions: (i) require the surrender of Awards with or without a cash payment; (ii) provide for the assumption, substitution or continuation of Awards by the successor company or a parent or subsidiary thereof; or (iii) make any such other adjustments as the Compensation Committee determines appropriate.

Tax Withholding. Occidental and its subsidiaries are authorized to withhold from any Award granted, or any payment relating to an Award under the 2015 LTIP, including from a distribution of common stock, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take any other action the Compensation Committee may deem advisable to satisfy obligations for the payment of withholding taxes and other tax obligations related to an Award. The Compensation Committee will determine the form of payment of such tax withholding obligations, which may include, without limitation, cash, common stock or other property. By way of example, following the adoption of the First Amendment, the 2015 LTIP provides that Occidental may withhold from a Participant's Award a number of shares of Common Stock with an aggregate fair market value that does not exceed the aggregate amount of such tax obligations determined based on the Participant's applicable maximum statutory withholding rate that may be utilized without creating adverse accounting treatment with respect to the Award. However, unless (i) specifically provided otherwise in the future by an action of the Compensation Committee or (ii) a Participant provides written notification to Occidental to apply a different withholding rate, Occidental will withhold all applicable tax-related items legally payable by a Participant with respect to an Award that was granted on or before July 14, 2016, the effective date of the First Amendment, from the cash and shares of common stock subject thereto based on the Participant's applicable minimum statutory withholding rate at the time such tax obligations are due.

Amendment. The Board may amend, alter, suspend, discontinue or terminate the 2015 LTIP at any time, subject to the approval of Occidental's stockholders if required by any state or federal law or regulation or the rules of any stock exchange; provided that, without the consent of an affected Participant, no such action by the Board may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Compensation Committee may waive any conditions or rights under the 2015 LTIP, or amend, alter, suspend, discontinue or terminate any Award previously granted, except as otherwise provided in the 2015 LTIP; provided that, without the consent of an affected Participant, no such Compensation Committee action may materially and adversely affect the rights of a Participant under such Award.

Clawback Policy. Awards under the 2015 LTIP are subject to compliance with Occidental's Code of Business Conduct and related policies. Violation of the Code of Business Conduct may result in reduction, cancelation, forfeiture or recoupment of Awards as determined by the Compensation Committee. In addition, Awards granted under the 2015 LTIP will be subject to any written clawback policy adopted by Occidental to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

Certain Federal Income Tax Consequences

The following discussion is for general information only and is intended to summarize briefly the U.S. federal income tax consequences of certain transactions contemplated under the 2015 LTIP. This description is based on current laws in effect on February 28, 2018, which are subject to change (possibly retroactively). The tax treatment of Participants in the 2015 LTIP may vary depending on each Participant's particular situation and may, therefore, be subject to special rules not discussed below. No attempt has been made to discuss any potential foreign, state or local tax consequences or any tax consequences related to the transfer of Awards, which is generally prohibited by the 2015 LTIP except in limited circumstances. Participants are advised to consult with a tax advisor concerning the specific tax consequences of participating in the 2015 LTIP.

▌ Tax Consequences to Participants under the 2015 LTIP

Stock Options and Stock Appreciation Rights. Participants will not recognize taxable income upon the grant of a stock option or a SAR. Upon the exercise of a nonstatutory option or a SAR, a Participant will recognize ordinary compensation income (subject to withholding if an employee) in an amount equal to the excess of (i) the amount of cash and the fair market value of the common stock received, over (ii) the exercise price of the Award. A Participant will generally have a tax basis in any shares of common stock received pursuant to the exercise of a nonstatutory option or SAR that equals the fair market value of such shares on the date of exercise. Subject to the discussion under "Tax Consequences to Occidental" below, Occidental will be entitled to a deduction for federal income tax purposes that corresponds as to timing and amount with the compensation income recognized by a Participant under the foregoing rules.

Participants eligible to receive a stock option intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code will not recognize taxable income on the grant of an incentive stock option. Upon the exercise of an incentive stock option, a Participant will not recognize taxable income, although the excess of the fair market value of the shares of common stock received upon exercise of the incentive stock option (ISO Stock) over the exercise price will increase the alternative minimum taxable income of the Participant, which may cause such Participant to incur alternative minimum tax. The payment of any alternative minimum tax attributable to the exercise of an incentive stock option would be allowed as a credit against the Participant's regular tax liability in a later year to the extent the Participant's regular tax liability is in excess of the alternative minimum tax for that year.

Upon the disposition of ISO Stock that has been held for the required holding period (generally, at least two years from the date of grant and one year from the date of exercise of the incentive stock option), a Participant will generally recognize capital gain (or loss) equal to the excess (or shortfall) of the amount received in the disposition over the exercise price paid by the Participant for the ISO Stock. However, if a Participant disposes of ISO Stock that has not been held for the requisite holding period (a Disqualifying Disposition), the Participant will recognize ordinary compensation income in the year of the Disqualifying Disposition in an amount equal to the amount by which the fair market value of the ISO Stock at the time of exercise of the incentive stock option (or, if less, the amount realized in the case of an arm's length disposition to an unrelated party) exceeds the exercise price paid by the Participant for such ISO Stock. A Participant would also recognize capital gain to the extent the amount realized in the Disqualifying Disposition exceeds the fair market value of the ISO Stock on the exercise date. If the exercise price paid for the ISO Stock exceeds the amount realized (in the case of an arm's-length disposition to an unrelated party), such excess would ordinarily constitute a capital loss.

Occidental will generally not be entitled to any federal income tax deduction upon the grant or exercise of an incentive stock option, unless a Participant makes a Disqualifying Disposition of the ISO Stock. If a Participant makes a Disqualifying Disposition, Occidental will then, subject to the discussion below under "Tax Consequences to Occidental," be entitled to a tax deduction that corresponds as to timing and amount with the compensation income recognized by a Participant under the rules described in the preceding paragraph.

Under current rulings, if a Participant transfers previously held shares of common stock (other than ISO Stock that has not been held for the requisite holding period) in satisfaction of part or all of the exercise price of a stock option, whether a nonstatutory option or an incentive stock option, no additional gain will be recognized on the transfer of such previously held shares in satisfaction of the nonstatutory option or incentive stock option exercise price (although a Participant would still recognize ordinary compensation income upon exercise of an nonstatutory option in the manner described above). Moreover, that number of shares of common stock received upon exercise which equals the number of shares of previously held common stock surrendered in satisfaction of the nonstatutory option or incentive stock option exercise price will have a tax basis that equals the tax basis of the previously held shares of common stock surrendered in satisfaction of the nonstatutory option or incentive stock option exercise price. Any additional shares of common stock received upon exercise will have a tax basis that equals the amount of cash (if any) paid by the Participant, plus the amount of compensation income recognized by the Participant under the rules described above.

Other Awards: Cash Awards, Restricted Stock Units, Dividend Equivalents, Restricted Stock and Bonus Stock. A Participant will recognize ordinary compensation income upon receipt of cash pursuant to a cash award or, if earlier, at the time the cash is otherwise made available for the Participant to draw upon. Individuals will not have taxable income at the time of grant of a restricted stock unit, but rather, will generally recognize ordinary compensation income at the time he or she receives cash or shares of common stock in settlement of the restricted stock unit award, as applicable, in an amount equal to the cash or the fair market value of the common stock received. The dividend equivalents, if any, received with respect to a restricted stock unit or other Award will be taxable as ordinary compensation income, not dividend income, when paid.

A recipient of restricted stock or bonus stock generally will be subject to tax at ordinary income tax rates on the fair market value of the common stock when it is received, reduced by any amount paid by the recipient; however, if the common stock is not transferable and is subject to a substantial risk of forfeiture when received, a Participant will recognize ordinary compensation income in an amount equal to the fair market value of the common stock (i) when the common stock first becomes transferable and is no longer subject to a substantial risk of forfeiture, in cases where a Participant does not make a valid election under Section 83(b) of the Internal Revenue Code, or (ii) when the Award is received, in cases where a Participant makes a valid election under Section 83(b) of the Internal Revenue Code. If a Section 83(b) election is made and the shares are subsequently forfeited, the recipient will not be allowed to take a deduction for the value of the forfeited shares. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that is subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient; otherwise the dividends will be treated as dividends.

Code Section 409A. Awards under the 2015 LTIP are intended to be designed, granted and administered in a manner that is either exempt from the application of or complies with the requirements of Section 409A of the Internal Revenue Code in an effort to avoid the imposition of taxes and/or penalties. To the extent that an Award under the 2015 LTIP fails to comply with Section 409A, such Award may to the extent possible be modified to comply with such requirements.

▌ Tax Consequences to Occidental

Reasonable Compensation. In order for the amounts described above to be deductible by Occidental (or a subsidiary), such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses.

Golden Parachute Payments. The ability of Occidental (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2015 LTIP could also be limited by the golden parachute rules of Section 280G of the Internal Revenue Code, which prevent the deductibility of certain excess parachute payments made in connection with a change in control of an employer-corporation.

The above summary relates to U.S. federal income tax consequences only and applies to U.S. citizens and foreign persons who are U.S. residents for U.S. federal income tax purposes.

▌ New Plan Benefits

The future Awards, if any, that will be made to eligible individuals under the 2015 LTIP are subject to the discretion of the Compensation Committee, and thus we cannot currently determine the benefits or number of shares subject to Awards that may be granted to Participants in the future under the 2015 LTIP. Therefore, the New Plan Benefits Table is not provided.

▌ Securities Authorized for Issuance under Equity Compensation Plans

All of Occidental's stock-based compensation plans for its employees and non-employee directors have been approved by its stockholders. The following is a summary of the securities available for issuance under such plans as of December 31, 2017:

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	b) Weighted-average exercise price of outstanding options, warrants and rights	c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a))
7,339,506[1]	$ 79.98[2]	18,836,578[3][4]

(1) Includes shares reserved to be issued pursuant to restricted stock units, stock options, and performance-based stock awards. Shares for performance-based stock awards are included assuming maximum payout, but may be paid out at lesser amounts, or not at all, according to achievement of performance goals.

(2) Price applies only to the stock options included in column (a). Exercise price is not applicable to the other awards included in column (a).

(3) A provision of the 2015 LTIP requires each share covered by an award (other than stock appreciation rights and stock options) to be counted as if three shares were issued in determining the number of shares that are available for future awards. Accordingly, the number of shares available for future awards may be less than the amount shown depending on the type of awards granted. Additionally, under the 2015 LTIP, the amount shown may increase, depending on the award type, by the number of shares currently unvested or forfeitable, or three times that number as applicable, that (a) fail to vest, (b) are forfeited or canceled, or (c) correspond to the portion of any stock-based awards settled in cash.

(4) The number of securities reported in column (c) as available for future issuance does not include any of the additional shares that stockholders are being asked to approve pursuant to the Second Amendment.

A majority of the shares of common stock represented at the Annual Meeting and entitled to vote at the Annual Meeting must vote FOR this proposal to approve the Second Amendment to the 2015 LTIP. Your broker may not vote your shares on this proposal unless you give voting instructions.

Abstentions have the same effect as votes AGAINST the proposal. Broker non-votes have no effect on the vote.

 **The Board recommends that you vote FOR the approval of the Second Amendment to the 2015 Long-Term Incentive Plan.**

PROPOSAL 4: RATIFICATION OF SELECTION OF KPMG AS INDEPENDENT AUDITOR

Audit Related Matters

▌Audit and Non-Audit Services Pre-Approval Policy and Procedures

The Audit Committee must give prior approval to any management request for any amount or type of service (audit, audit-related and tax services or, to the extent permitted by law, non-audit services) Occidental's independent auditor provides to Occidental. Additionally, the Audit Committee has delegated to the Committee Chair full authority to approve any such request provided the Audit Committee Chair presents any approval so given to the Audit Committee at its next scheduled meeting. All audit and audit-related services rendered by KPMG LLP in 2017 were approved by the Audit Committee or the Audit Committee Chair before KPMG was engaged for such services. No services of any kind were approved pursuant to the de minimis exception for non-audit services set forth in Rule 2-01 of Regulation S-X.

▌Audit and Other Fees

KPMG LLP was our independent auditor for the years ended December 31, 2017 and 2016. The aggregate fees billed for professional services rendered to Occidental by KPMG LLP for the years ended December 31, 2017 and 2016, were as follows (in millions):

Services Provided	2017	2016
Audit Fees[1]	$ 8.8	$ 8.9
Audit-Related Fees[2]	$ –	$ –
Total[3]	$ 8.8	$ 8.9

(1) Audit fees include fees necessary to perform the annual audit and quarterly reviews in accordance with Generally Accepted Auditing Standards, annual attestation on internal controls over financial reporting and services that generally only the independent auditor can reasonably provide, such as comfort letters, statutory audits, other attestation services, employee benefit plan audits, consents and assistance with, and review of, documents filed with the SEC.

(2) No Audit-Related fees were incurred in 2017 or 2016.

(3) No Tax fees or other fees were incurred in 2017 or 2016.

Ratification of Selection of Independent Auditor

The Audit Committee of the Board of Directors of Occidental has selected KPMG LLP as independent auditor to audit the consolidated financial statements of Occidental and its subsidiaries for the year ending December 31, 2018. KPMG LLP has audited Occidental's financial statements since 2002. A member of that firm will be present at the Annual Meeting, will have an opportunity to make a statement, if so desired, and will be available to respond to appropriate questions.

As a matter of good corporate governance, the Board of Directors of Occidental submits the selection of the independent auditor to our stockholders for ratification. A majority of the shares of common stock represented at the Annual Meeting and entitled to vote on this proposal must vote FOR the proposal to ratify the selection of auditor. Abstentions have the same effect as votes AGAINST the proposal. Your broker may vote your shares on the proposal if you do not give your broker voting instructions. If the stockholders do not ratify the selection of KPMG LLP, the Audit Committee will appoint the independent auditor for 2018, which may be KPMG LLP. If KPMG LLP should decline to act or otherwise become incapable of acting or if its employment is discontinued, the Audit Committee will appoint the independent auditor for 2018.

 **The Board of Directors recommends that you vote FOR the ratification of the selection of KPMG as independent auditor.**

Report of the Audit Committee

The Audit Committee has reviewed and discussed Occidental's audited financial statements for the fiscal year ended December 31, 2017, including management's annual assessment of and report on Occidental's internal control over financial reporting, with management and KPMG LLP, Occidental's independent auditor. In addition, the Audit Committee has discussed with KPMG LLP the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committees. The Audit Committee received from KPMG LLP written disclosures and the letter regarding its independence as required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees. The Audit Committee has also considered whether the provision of non-audit services provided by KPMG LLP to Occidental is compatible with maintaining their independence and has discussed with KPMG LLP the firm's independence. Based upon the reports and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements be included in Occidental's Annual Report on Form 10-K for the year ended December 31, 2017, to be filed with the SEC.

Respectfully submitted,

THE AUDIT COMMITTEE

Avedick B. Poladian (Chair)
Howard I. Atkins
Carlos M. Gutierrez
Elisse B. Walter

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Occidental Petroleum Corporation, a Delaware corporation, for use at the Annual Meeting of Stockholders on May 4, 2018, and at any adjournment or postponement of the meeting.

Information Available Online

Occidental's Corporate Governance Policies and other governance policies, its Code of Business Conduct and the charters of the four Board committees are available at www.oxy.com/Investors/Governance, or by writing to the Corporate Secretary's office, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be Held on May 4, 2018

This proxy statement and Occidental's Annual Report on Form 10-K for the year ended December 31, 2017 (Annual Report), are available on Occidental's website at www.oxypublications.com or by writing to the Corporate Secretary's office at the address above. The Annual Report contains the consolidated financial statements of Occidental and its subsidiaries and the reports of KPMG LLP, independent auditor.

Admission to the Annual Meeting

Attendance at the Annual Meeting is limited to stockholders and authorized proxy holders. If you plan to attend the Annual Meeting, or would like to appoint a proxy holder to attend the meeting, you must request an admission ticket by writing to the Corporate Secretary's office at the address above, or by calling the Corporate Secretary's office at 713-552-8654. Your request must be received by the Corporate Secretary's office on or before May 2, 2018.

If you hold your shares of Occidental common stock in street name through a bank, broker or other holder of record, in addition to an admission ticket, you must bring proof of share ownership as of the record date, such as a bank or brokerage account statement and valid government-issued photo identification, such as a driver's license or passport. If you want to vote your shares of Occidental common stock held in street name in person, you must get a legal proxy in your name from the bank, broker or other nominee that holds your shares of stock, and submit it with your vote.

If you are not a stockholder, you will be admitted only if you have an admission ticket, a valid legal proxy and valid government-issued photo identification, such as a driver's license or passport.

For safety and security reasons, cell phones, laptops, tablets, recording equipment, other electronic devices, large bags, briefcases and packages will not be permitted in the Annual Meeting.

Voting Instructions and Information

▮ Voting Rights

A Notice of Internet Availability or proxy card are being mailed beginning on or about March 22, 2018, to each stockholder of record as of the close of business on March 9, 2018, which is the record date for the determination of stockholders entitled to receive notice of, attend and vote at the Annual Meeting. As of the record date, Occidental had 765,668,874 shares of common stock outstanding. A majority of the outstanding shares of common stock must be represented at the Annual Meeting, in person or by proxy, to constitute a quorum and to transact business. Abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. You will have one vote for each share of Occidental's common stock you own. You may vote in person at the Annual Meeting or by proxy. Proxies may be submitted by telephone or by internet at www.proxyvote.com as explained on the Notice of Internet Availability and, if you received a proxy card or voting information form, by marking, signing and returning the card in the envelope provided. Voting via the internet is a valid proxy voting method under the laws of the state of Delaware, Occidental's state of incorporation. You may not cumulate your votes.

Pursuant to Occidental's by-laws, a complete list of stockholders entitled to vote at the Annual Meeting will be open to the examination of any stockholder during normal business hours for ten days prior to the Annual Meeting at Occidental's headquarters and at the Annual Meeting.

Director Election Requirements

Pursuant to Occidental's by-laws, in an uncontested election, directors are elected by the majority of votes cast with respect to such director, meaning that the number of votes cast "for" a director must exceed the number of votes cast "against" that director. Your broker may not vote your shares on this proposal unless you give voting instructions. Abstentions and broker non-votes have no effect on the vote. Any director who receives a greater number of votes "against" his or her election than votes "for" in an uncontested election must tender his or her resignation. Unless accepted earlier by the Board of Directors, such resignation will become effective on October 31st of the year of the election.

Voting of Proxies

The Board of Directors has designated Ms. Vicki Hollub and Mr. H. Elliott Heide, and each of them, with the full power of substitution, to vote shares represented by all properly executed proxies. The shares will be voted in accordance with the instructions specified on the proxy card. If no instructions are specified on the proxy card, the shares will be voted:

- FOR all director nominees (see page 9);

- FOR the advisory vote to approve named executive officer compensation (see page 53);

- FOR the approval of the Second Amendment to the 2015 LTIP (see page 54); and

- FOR the ratification of the selection of KPMG as independent auditor (see page 62).

In the absence of instructions to the contrary, proxies will be voted in accordance with the judgment of the person exercising the proxy on any other matter presented at the Annual Meeting in accordance with Occidental's by-laws.

Broker Votes

If your shares are held in street name, under NYSE rules, your broker can vote your shares on Proposal 4, with respect to the ratification of the selection of the independent auditor, but not with respect to the election of directors, the advisory vote to approve named executive officer compensation, or the approval of the Second Amendment to the 2015 LTIP. If your broker does not have discretion and you do not give the broker instructions, the votes will be broker non-votes, which will have no effect on the vote for any matter properly introduced at the Annual Meeting.

Revoking a Proxy or Changing Your Vote

You may revoke your proxy or change your vote before the Annual Meeting by filing a revocation with the Corporate Secretary of Occidental, by delivering to Occidental a valid proxy bearing a later date or by attending the Annual Meeting and voting in person.

Confidential Voting Policy

All proxies, ballots and other voting materials are kept confidential, unless disclosure is required by applicable law or expressly requested by you, any written comments on your proxy card or voting instruction form, or the proxy solicitation is contested. Occidental's confidential voting policy is posted on Occidental's website at www.oxy.com/Investors/Governance and also may be obtained by writing to the Corporate Secretary's office, 5 Greenway Plaza, Suite 110, Houston, Texas 77046.

Voting Results

The voting results will be included in a Current Report on Form 8-K filed with the SEC and available through the SEC's website or Occidental's website at www.oxy.com, within four business days following the Annual Meeting, and may also be obtained by writing to the Corporate Secretary's office at the address above.

Solicitation Expenses

The expense of this solicitation will be paid by Occidental. Morrow Sodali LLC has been retained to solicit proxies and to assist in the distribution and collection of proxy material for a fee estimated at $18,000 plus reimbursement of out-of-pocket expenses. Occidental also will reimburse banks, brokers, nominees and related fiduciaries for the expense of forwarding soliciting material to beneficial owners of its common stock. In addition, Occidental's officers, directors and employees may solicit proxies but will receive no additional or special compensation for such work.

Stockholder Proposals for the 2019 Annual Meeting of Stockholders

Stockholders interested in submitting a proposal for inclusion in the proxy statement and proxy card relating to the 2019 Annual Meeting of Stockholders may do so by following the procedures in Rule 14a-8 under the Exchange Act. To be eligible for inclusion, stockholder proposals must be addressed to Occidental's Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046, and be received no later than the close of business on November 22, 2018.

Under Occidental's by-laws, stockholders must follow certain procedures to introduce an item of business at an annual meeting that is not included in the proxy materials. These procedures require that any such item of business must be submitted in writing to the Corporate Secretary at Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. Notice of the proposed item of business must be received between February 3, 2019 and February 23, 2019, and must include the information required by Occidental's by-laws. A copy of the by-laws may be obtained by writing to the Corporate Secretary at the address listed above.

In either case, the stockholder submitting the proposal or a representative of the stockholder must present the proposal in person at the meeting.

The chairman of the meeting may refuse to allow the transaction of any item of business not presented in compliance with Occidental's by-laws. In addition, the proxies solicited on behalf of the Board of Directors will have discretionary authority to vote against any such item of business.

Nominations for Directors for Term Expiring in 2019

❚ Nominating Committee Policy

It is the policy of the Corporate Governance, Nominating and Social Responsibility Committee (Nominating Committee) to consider nominees to the Board of Directors recommended by stockholders. Pursuant to the Nominating Committee Policy, which is available at www.oxy.com/Investors/Governance, stockholder recommendations must be received by the Corporate Secretary of Occidental between September 1 and November 30 of the year preceding the annual meeting to be considered by the Nominating Committee. Each recommendation must include the following information:

1. As to each person whom the stockholder proposes for election or re-election as a director:

   - The name, age, business address and residence address of the person;

   - The principal occupation or employment of the person;

   - The class or series and number of shares of capital stock of Occidental which are owned beneficially or of record by the person; and

   - Any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to the rules and regulations of the SEC.

2. As to the stockholder making the recommendation:

   - The name and address of record of such stockholder; and

   - The class or series and number of shares of capital stock of Occidental which are beneficially owned by the stockholder.

The stockholder's recommendation must include the recommended person's written consent to being named as a nominee and to serving as a director if elected.

In recent years, the Nominating Committee has identified director candidates through the use of independent search firms, third-party recommendations, and the recommendations of directors and executive officers. The Nominating Committee anticipates that, if a vacancy on the Board were to occur, it would use these sources as well as stockholder recommendations to identify candidates.

In deciding if a candidate recommended by a stockholder or identified by another source is qualified to be a nominee, it is the Nominating Committee's policy to consider:

- Whether the candidate is independent as defined in Occidental's Corporate Governance Policies and as applied with respect to Occidental and the stockholder recommending the nominee, if applicable;

- Whether the candidate has the business experience, character, judgment, acumen and time to commit in order to make an ongoing positive contribution to the Board;

- Whether the candidate would contribute to the Board achieving a diverse and broadly inclusive membership, including consideration of the diversity characteristics set forth in Occidental's Corporate Governance Policies further described at www.oxy.com/Investors/Governance; and

- Whether the candidate has the specialized knowledge or expertise, such as financial or audit experience, necessary to satisfy membership requirements for committees where specialized knowledge or expertise may be desirable.

If there is a vacancy and the Nominating Committee believes that a recommended candidate has good potential for Board service, the Nominating Committee will arrange an interview with the candidate. Pursuant to its charter, the Nominating Committee will not recommend any candidate to the Board who has not been interviewed by the Nominating Committee.

In accordance with its charter, the Nominating Committee annually reviews its performance and reports its findings to the Board. The Nominating Committee also assists the Board in performing its self-evaluation, which includes an assessment of whether the Board has the necessary diversity of skills, backgrounds and experiences to meet Occidental's ongoing needs.

❚ Advance Notice Procedure to Nominate Candidates

Under Occidental's by-laws, stockholders may nominate a person for election to the Board at an annual meeting by complying with the advance notice procedures of the by-laws and attending the annual meeting to make the necessary motion. For the 2019 Annual Meeting on Stockholders, the notice must be received between September 1, 2018 and November 30, 2018 and include the information required by Article III, Section 2 of the by-laws.

❚ Proxy Access Procedure to Nominate Candidates

In 2015, with input from stockholders, the Board amended Occidental's by-laws to permit a group of up to 20 stockholders, owning 3% or more of Occidental's outstanding common stock continuously for at least three years to nominate and include in Occidental's proxy materials directors constituting up to 20% of the Board, but not less than two directors, provided that the stockholder(s) and the nominee(s) meet the requirements in Article III, Section 15 of the by-laws. To be included in the 2019 proxy materials, director nominations pursuant to Article III, Section 15 must be received no earlier than October 23, 2018 and no later than November 22, 2018.

Annual Report

This proxy statement and Occidental's Annual Report are available on Occidental's website and at www.oxypublications.com or by writing to the Corporate Secretary's office, Occidental Petroleum Corporation, 5 Greenway Plaza, Suite 110, Houston, Texas 77046. The Annual Report contains the consolidated financial statements of Occidental and its subsidiaries and the reports of KPMG LLP, independent auditor.

Sincerely,

H. Elliott Heide

H. Elliott Heide
Vice President and Corporate Secretary
Houston, Texas
March 22, 2018

It is important that proxies be returned promptly. You are urged to vote your shares by telephone or internet as described in the instructions included on your Notice of Internet Availability or, if you received a paper copy of the proxy materials, by completing, signing, dating and returning the proxy card or voting instruction form in the enclosed envelope or by following the instructions outlined on the card to submit your proxy by telephone or internet.

ANNEX A: 2015 LONG-TERM INCENTIVE PLAN

1. Purpose. The purpose of the Occidental Petroleum Corporation 2015 Long Term Incentive Plan (the "**Plan**") is to provide a means through which Occidental Petroleum Corporation, a Delaware corporation (the "**Company**"), and its Subsidiaries may attract and retain able persons as employees, directors and consultants and to provide a means whereby those persons upon whom the responsibilities of the successful administration and management of the Company, and its Subsidiaries, rest, and whose present and potential contributions to the welfare of the Company are of importance, can acquire and maintain stock ownership, or awards the value of which is tied to the performance of the Company, thereby strengthening their concern for the welfare of the Company. A further purpose of the Plan is to provide such employees, directors and consultants with additional incentive and reward opportunities designed to enhance the profitable growth of the Company. Accordingly, the Plan primarily provides for the granting of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Bonus Stock, Dividend Equivalents, Other Stock-Based Awards, Cash Awards, Conversion Awards, Performance Awards, or any combination of the foregoing, as is best suited to the circumstances of the particular individual as provided herein.

2. Definitions. Capitalized terms used but not otherwise defined in the Plan shall be defined as set forth below:

(a) "**Affiliate**" means any corporation, partnership, limited liability company, limited liability partnership, association, trust or other organization which, directly or indirectly, controls, is controlled by, or is under common control with, the Company. For purposes of the preceding sentence, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any entity or organization, shall mean the possession, directly or indirectly, of the power (i) to vote more than 50% of the securities having ordinary voting power for the election of directors of the controlled entity or organization, or (ii) to direct or cause the direction of the management and policies of the controlled entity or organization, whether through the ownership of voting securities or by contract or otherwise.

(b) "**Award**" means any Option, SAR, Restricted Stock Award, Restricted Stock Unit, Bonus Stock Award, Dividend Equivalent, Other Stock-Based Award, Cash Award, Conversion Award or Performance Award, together with any other right or interest granted under the Plan.

(c) "**Award Agreement**" means any written instrument that establishes the terms, conditions, restrictions and/or limitations applicable to an Award in addition to those established by the Plan and by the Committee's exercise of its administrative powers.

(d) "**Board**" means the Board of Directors of the Company.

(e) "**Bonus Stock**" means unrestricted shares of Stock granted under Section 6(f) hereof.

(f) "**Cash Award**" means an Award denominated in cash granted under Section 6(i) hereof.

(g) "**Cause**" means, unless a different meaning is set forth in a written employment agreement between the Company or one of its Subsidiaries and the Participant or in the applicable Award Agreement, a determination by the Board that the Participant (i) has engaged in gross negligence, gross incompetence, or misconduct in the performance of the Participant's duties with respect to the Company or one of its Subsidiaries, (ii) has failed without proper legal reason to perform the Participant's duties and responsibilities to the Company or one of its Subsidiaries, (iii) has breached any material provision of any written agreement between the Company or one of its Subsidiaries and the Participant or corporate policy or code of conduct established by the Company or one of its Subsidiaries, (iv) has engaged in conduct that is, or could reasonably expected to be, materially injurious to the Company or one of its Subsidiaries, (v) has committed an act of theft, fraud, embezzlement, misappropriation, or breach of a fiduciary duty to the Company or one of its Subsidiaries, or (vi) has been convicted of, pleaded no contest to, or received adjudicated probation or deferred adjudication in connection with a crime involving fraud, dishonesty, or moral turpitude or any felony (or a crime of similar import in a foreign jurisdiction); provided, however, that upon the occurrence of one or more conditions specified in (i) through (iv) above, the Board shall provide notice to the Participant of the existence of such condition(s) and the Participant shall have 30 days following receipt of such notice to correct such condition(s), the determination of whether such condition(s) has been corrected shall be made by the Board in its sole discretion, exercised in good faith, and any failure by the Participant to correct such condition(s) shall result in the Participant's termination of employment for Cause upon expiration of such 30 day corrective period.

(h) "**Change in Control**" means the occurrence of any of the following events:

(i) Approval by the stockholders of the Company of the dissolution or liquidation of the Company, other than in the context of a transaction that does not constitute a Change in Control under clause (ii) below;

(ii) Consummation of a merger, consolidation, or other reorganization, with or into, or the sale of all or substantially all of the Company's business and/or assets as an entirety to, one or more entities that are not Subsidiaries or other Affiliates of the Company (a "**Business Combination**"), unless (A) as a result of the Business Combination, more than 50 percent of the outstanding voting power of the surviving or resulting entity or a parent thereof (the "**Surviving Entity**") immediately after the Business Combination is, or will be, owned, directly or indirectly, by persons who were holders of the Company's voting securities immediately before the Business Combination; (B) no "person" (as such term is used in sections 13(d) and 14(d) of the Exchange Act), excluding the Successor Entity or an Excluded Person, beneficially owns, directly or indirectly, more than 30 percent of the outstanding shares or the combined voting power of the outstanding voting securities of the Successor Entity, after giving effect to the Business Combination, except to the extent that such ownership existed prior to the Business Combination; and (C) at least 50 percent of the members of the board of directors or other governing body of the Surviving Entity were members of the Board at the time of the execution of the initial agreement or of the action of the Board approving the Business Combination;

(iii) Any "person" (as such term is used in sections 13(d) and 14(d) of the Exchange Act, but excluding any Excluded Person) is or becomes the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30 percent or more of the combined voting power of the Company's then outstanding voting securities, other than as a result of (A) an acquisition directly from the Company; (B) an acquisition by the Company; or (C) an acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or a Successor Entity; or

(iv) During any period not longer than two consecutive years, individuals who at the beginning of such period constituted the Board cease to constitute at least a majority thereof, unless the election, or the nomination for election by the Company's stockholders, of each new Board member was approved by a vote of at least two-thirds (2/3) of the Board members then still in office who were Board members at the beginning of such period (including for these purposes, new members whose election or nomination was approved), but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of Board members or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board.

Notwithstanding the definition above, with respect to any Award that provides for a deferral of compensation under the Nonqualified Deferred Compensation Rules, a "Change in Control" for purposes of triggering the exercisability, settlement or other payment or distribution of such Award shall not occur unless a "change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation," as defined in Treasury Regulation 1.409A-3(i)(5), has also occurred.

(i) "**Code**" means the Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(j) "**Committee**" means the Executive Compensation Committee of the Board (or its successor) or another committee designated by the Board, which, in any case, unless otherwise determined by the Board, shall consist solely of two or more directors, each of whom shall be a "nonemployee director" within the meaning of Rule 16b-3(b)(3) and an "outside director" within the meaning of Treasury Regulation 1.162-27.

(k) "**Conversion Award**" means an Award granted under Section 6(j) hereof in substitution for a similar award as a result of certain business transactions.

(l) "**Covered Employee**" means an Eligible Person who is designated by the Committee, at the time of grant of a Performance Award, as likely to be a "covered employee" within the meaning of section 162(m) of the Code for a specified fiscal year.

(m) "**Dividend Equivalent**" means a right, granted to an Eligible Person under Section 6(g), to receive cash, Stock, other Awards or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments.

(n) "**Effective Date**" means May 1, 2015.

(o) "**Eligible Person**" means all officers and employees of the Company or of any of its Subsidiaries, and other persons who provide services to the Company or any of its Subsidiaries, including directors of the Company; provided, that, any such individual must be an "employee" within the meaning of General Instruction A.1(a) to Form S-8 of the Company or a parent or subsidiary of the Company. An employee on leave of absence may be considered as still in the employ of the Company or any of its Subsidiaries for purposes of eligibility for participation in the Plan.

(p) "***Exchange Act***" means the Securities Exchange Act of 1934, as amended from time to time, including rules thereunder and successor provisions and rules thereto.

(q) "***Excluded Person***" means any employee benefit plan of the Company and any trustee or other fiduciary holding securities under a Company employee benefit plan or any person described in and satisfying the conditions of Rule 13d-1(b)(i) of the Exchange Act.

(r) "***Fair Market Value***" means, as of any specified date, (i) if the Stock is listed on a national securities exchange, the closing sales price of the Stock, as reported on the stock exchange composite tape on that date (or if no sales occur on that date, on the last preceding date on which such sales of the Stock are so reported); (ii) if the Stock is not traded on a national securities exchange but is traded over the counter at the time a determination of its fair market value is required to be made under the Plan, the average between the reported high and low bid and asked prices of Stock on the most recent date on which Stock was publicly traded; or (iii) in the event Stock is not publicly traded at the time a determination of its value is required to be made under the Plan, the amount determined by the Committee in its discretion in such manner as it deems appropriate, taking into account all factors the Committee deems appropriate including, without limitation, the Nonqualified Deferred Compensation Rules.

(s) "***Good Reason***" means, unless a different meaning is set forth in a written employment agreement between the Company or one of its Subsidiaries and the Participant or in the applicable Award Agreement, the occurrence of any of the following conditions without the Participant's consent (i) a material diminution in the Participant's base compensation, (ii) a material diminution in the Participant's authority, duties or responsibilities, or (iii) a material change in the geographic location at which the Participant must perform services; provided, however, that a termination of employment for Good Reason shall not be effective unless the Participant provides notice to the Company or one of its Subsidiaries, as applicable, of the existence of one or more of the foregoing conditions within 80 days of the initial existence of the condition(s), such condition(s) remains uncorrected for 30 days after receipt of such notice by the Company or one of its Subsidiaries, as applicable, and the date of the Participant's termination of employment occurs within 120 days after the initial existence of such condition(s).

(t) "***Incentive Stock Option***" or "***ISO***" means any Option intended to be and designated as an incentive stock option within the meaning of section 422 of the Code or any successor provision thereto.

(u) "***Nonqualified Deferred Compensation Rules***" means the limitations or requirements of section 409A of the Code, as amended from time to time, including the guidance and regulations promulgated thereunder and successor provisions, guidance and regulations thereto.

(v) "***Nonstatutory Stock Option***" means any Option that is not intended to be an "incentive stock option" within the meaning of section 422 of the Code.

(w) "***Option***" means a right, granted to an Eligible Person under Section 6(b) hereof, to purchase Stock or other Awards at a specified price during specified time periods.

(x) "***Other Stock-Based Awards***" means Awards granted to an Eligible Person under Section 6(h) hereof.

(y) "***Participant***" means a person who has been granted an Award under the Plan that remains outstanding, including a person who is no longer an Eligible Person.

(z) "***Performance Award***" means an Award granted to an Eligible Person under Section 6(k) hereof, the grant, vesting, exercisability and/or settlement of which (and/or the timing or amount thereof) depends upon achievement of performance goals specified by the Committee.

(aa) "***Restricted Stock***" means Stock granted to an Eligible Person under Section 6(d) hereof, subject to certain restrictions and a risk of forfeiture.

(bb) "***Restricted Stock Unit***" means a right, granted to an Eligible Person under Section 6(e) hereof, to receive Stock, cash or a combination thereof at the end of a specified deferral period (which may or may not be coterminous with the vesting schedule of the Award).

(cc) "***Retention Award***" means a Performance Award (which may or may not be designated as a Section 162(m) Award) that is granted for purposes of retention and that is only settleable at either 0% or 100% of the specified target amount, depending upon achievement of the applicable performance goal or goals.

(dd) "***Rule 16b-3***" means Rule 16b-3, promulgated by the Securities and Exchange Commission under section 16 of the Exchange Act, as from time to time in effect and applicable to the Plan and Participants.

(ee) "***Section 162(m) Award***" means a Performance Award granted under Section 6(k)(i) hereof that is intended to satisfy the requirements for "performance-based compensation" within the meaning of section 162(m) of the Code.

(ff) "**Securities Act**" means the Securities Act of 1933 and the rules and regulations promulgated thereunder, or any successor law, as it may be amended from time to time.

(gg) "**Stock**" means the Company's common stock, par value $0.20 per share, and such other securities as may be substituted (or resubstituted) for Stock pursuant to Section 8.

(hh) "**Stock Appreciation Right**" or "**SAR**" means a right granted to an Eligible Person under Section 6(c) hereof.

(ii) "**Subsidiary**" means, with respect to the Company, any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interest is owned, directly or indirectly, by the Company.

3. Administration.

(a) <u>Authority of the Committee</u>. The Plan shall be administered by the Committee except to the extent the Board elects to administer the Plan, in which case references herein to the "Committee" shall be deemed to include references to the "Board" (provided that only a committee comprised solely of two or more directors, each of whom is an "outside director" within the meaning of Treasury Regulation 1.162-27, may take action with respect to any Section 162(m) Award (unless the Company determines that it is no longer necessary or appropriate for such Award to qualify as "performance-based compensation" within the meaning of section 162(m) of the Code)). Subject to the express provisions of the Plan, Rule 16b-3 and other applicable laws, the Committee shall have the authority, in its sole and absolute discretion, to:

(i) determine the Eligible Persons to whom, and the time or times at which, Awards will be granted, including the date of grant of an Award, which may be a designated date after but not before the date of the Committee's action;

(ii) determine the type or types of Awards to be granted to an Eligible Person and the amount of cash and/or the number of shares of Stock that shall be the subject of each Award;

(iii) determine the terms and conditions of any Award (which need not be identical), consistent with the terms of the Plan;

(iv) modify, waive or adjust any term or condition of an Award that has been granted pursuant to Section 8 hereof;

(v) interpret and administer the Plan and any Award Agreement or other instrument relating to an Award made under the Plan;

(vi) establish, amend, suspend, or waive such rules and regulations as it shall deem appropriate for the proper administration of the Plan; and

(vii) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

Subject to Rule 16b-3 and section 162(m) of the Code, the Committee may correct any defect, supply any omission, or reconcile any inconsistency in the Plan, in any Award, or in any Award Agreement in the manner and to the extent it deems necessary or desirable to carry the Plan into effect, and the Committee shall be the sole and final judge of that necessity or desirability. Notwithstanding the foregoing, the Committee shall not have any discretion to waive or modify (A) any term or condition of any Section 162(m) Award if such discretion would cause the Award to fail to qualify as "performance-based compensation" (unless the Company determines that it is no longer necessary or appropriate for such Award to qualify as "performance-based compensation" within the meaning of section 162(m) of the Code) or (B) the terms of payment of any Award that provides for a deferral of compensation under the Nonqualified Deferred Compensation Rules if such waiver or modification would subject a Participant to additional taxes under the Nonqualified Deferred Compensation Rules.

(b) <u>Manner of Exercise of Committee Authority</u>. A majority of the members of the Committee shall constitute a quorum, and the vote of a majority of the members present assuming the presence of a quorum or the unanimous written consent of the Committee shall constitute action by the Committee. Any action of the Committee shall be final, conclusive and binding on all persons, including the Company, its Subsidiaries, stockholders, Participants or other persons claiming rights from or through a Participant. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

(c) <u>Delegation</u>. Subject to Section 3(e), the Board may delegate different levels of authority to different committees with administrative and grant authority under the Plan, provided that each designated committee granting any Awards hereunder shall consist exclusively of a member or members of the Board. Upon any such delegation, all references in the Plan to the "Committee," other than in Section 8, shall be deemed to include such designated committee. The Committee may (i) delegate authority to grant awards under the Plan for new employees to an officer of the Company who is also a director, to the extent that such delegation will not violate state corporate law or result in the loss of an exemption under Rule 16b-3(d)(1) for Awards granted to Participants subject to section 16 of the Exchange Act and will not cause any Section 162(m)

Award to fail to qualify as "performance-based compensation," and (ii) delegate ministerial, non-discretionary functions to individuals who are officers or employees of the Company or a Subsidiary or to third parties.

(d) Limitation of Liability. The Committee and each member thereof shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or employee of the Company or any of its Subsidiaries, the Company's legal counsel, independent auditors, consultants or any other agents assisting in the administration of the Plan. Members of the Committee and any officer or employee of the Company or any of its Subsidiaries acting at the direction or on behalf of the Committee shall not be personally liable for any action or determination taken or made in good faith with respect to the Plan, and shall, to the fullest extent permitted by law, be indemnified and held harmless by the Company with respect to any such action or determination.

(e) Awards to Nonemployee Directors. Notwithstanding any provision in the Plan to the contrary and without being subject to management discretion, the Board, acting through the "nonemployee directors" (within the meaning of Rule 16b-3(b)(3)) only, shall have the authority, in its sole and absolute discretion, to select nonemployee directors to receive Awards (other than ISOs) under the Plan; provided, that, in each calendar year, during any part of which the Plan is in effect, a nonemployee director may not be granted Awards relating to more than fifty thousand (50,000) shares of Stock, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 8. The Board, acting through the nonemployee directors only shall set the terms of any such Awards in its sole and absolute discretion, and the Board, acting through the nonemployee directors only, shall be responsible for administering and construing such Awards in substantially the same manner that the Committee administers and construes Awards to other Eligible Persons.

(f) Participants in Non-U.S. Jurisdictions. Notwithstanding any provision of the Plan to the contrary, to comply with applicable laws in countries other than the United States in which the Company or any one of its Affiliates operates or has employees, directors or other service providers from time to time, or to ensure that the Company complies with any applicable requirements of foreign securities exchanges, the Committee, in its sole discretion, shall have the power and authority to: (i) determine which of its Affiliates shall be covered by the Plan; (ii) determine which Eligible Persons outside the United States are eligible to participate in the Plan; (iii) modify the terms and conditions of any Award granted to Eligible Persons outside the United States to comply with applicable foreign laws

or listing requirements of any foreign exchange; (iv) establish sub-plans and modify exercise procedures and other terms and procedures, to the extent such actions may be necessary or advisable (any such sub-plans and/or modifications shall be attached to the Plan as appendices), provided, however, that no such sub-plans and/or modifications shall increase the share limitations contained in Section 4(a); and (v) take any action, before or after an Award is granted, that it deems advisable to comply with any applicable governmental regulatory exemptions or approval or listing requirements of any such foreign securities exchange. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any applicable law. For purposes of the Plan, all references to foreign laws, rules, regulations or taxes shall be references to the laws, rules, regulations and taxes of any applicable jurisdiction other than the United States or a political subdivision thereof.

4. **Stock Subject to Plan.**

(a) Overall Number of Shares Available for Delivery. Subject to the limitations set forth in the Plan, the total number of shares of Stock reserved and available for issuance in connection with Awards under the Plan shall not exceed thirty-five million (35,000,000) shares. In addition to the thirty-five million (35,000,000) shares, any shares subject to awards under the Occidental Petroleum Corporation 2005 Long-Term Incentive Plan (the "**2005 Plan**") that, following the Effective Date, are forfeited, cancelled or terminated, expire unexercised or are settled in cash in lieu of Stock will also be available for the grant of Awards under the Plan. Any shares of Stock issued in connection with Awards other than Options and SARs shall be counted against the limits described above as three (3) shares of Stock for every one (1) share issued in connection with such Award or by which the Award is valued by reference as three (3) shares. A maximum of thirty five million (35,000,000) shares of Stock of the total authorized under this Section 4(a) may be granted as Incentive Stock Options. Notwithstanding anything contrary in the Plan, no Participant may be granted, during any calendar year, an Award consisting of Options or SARs that are exercisable for more than two million (2,000,000) shares of Stock. The limitations of this Section 4(a) shall be subject to the adjustment provisions of Section 8.

(b) Application of Limitation to Grants of Awards. Subject to Section 4(c), no Award may be granted if the number of shares of Stock to be delivered in connection with such Award exceeds the number of shares of Stock remaining available under the Plan minus the number of shares of Stock issuable in settlement of or relating to then-outstanding Awards. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or Conversion Awards) and make adjustments if the number of shares of Stock actually delivered differs from the number of shares previously counted in connection with an Award.

(c) Availability of Shares Not Issued under Awards. Shares of Stock subject to an Award under the Plan that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated, including shares forfeited with respect to Restricted Stock, will again be available for Awards under the Plan, except that if any such shares could not again be available for Awards to a particular Participant under any applicable law or regulation, such shares shall be available exclusively for Awards to Participants who are not subject to such limitation. Notwithstanding the foregoing, (i) shares tendered or withheld in payment of any exercise or purchase price of an Award or taxes relating to an Award, (ii) shares that were subject to an Option or SAR that was exercised, or (iii) shares repurchased on the open market with the proceeds of an Option's exercise price, will not, in each case, be available for future Awards under the Plan. If an Award may be settled only in cash, such Award need not be counted against any of the share limits under this Section 4 but will remain subject to the limitations in Section 5 to the extent required to preserve the status of any Section 162(m) Award.

(d) Stock Offered. The shares to be delivered under the Plan shall be made available from (i) authorized but unissued shares of Stock, (ii) Stock held in the treasury of the Company, or (iii) previously issued shares of Stock reacquired by the Company, including shares purchased on the open market.

5. **Eligibility; Per Person Award Limitations.** Awards may be granted under the Plan only to Persons who are Eligible Persons at the time of grant thereof. In each calendar year, during any part of which the Plan is in effect, a Covered Employee may not be granted (a) Awards (other than Awards designated to be paid only in cash or the settlement of which is not based on a number of shares of Stock) relating to more than one million (1,000,000) shares of Stock, subject to adjustment in a manner consistent with any adjustment made pursuant to Section 8, and (b) Awards designated to be paid only in cash, or the settlement of which is not based on a number of shares of Stock, having a value determined on the date of grant in excess of fifteen million dollars ($15,000,000). For the avoidance of doubt, the fungible share counting rule set forth in Section 4(a) shall not apply to the limitations in this Section 5.

6. **Specific Terms of Awards.**

(a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter

(subject to Section 8(a)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine.

(b) Options. The Committee is authorized to grant Options, which may be designated as either ISOs or Nonstatutory Stock Options, to Eligible Persons on the following terms and conditions:

(i) Exercise Price. Each Award Agreement evidencing an Option shall state the exercise price per share of Stock or other Award purchasable pursuant to the Option (the "**Exercise Price**"); provided, however, that except as provided in Section 6(j) or in Sections 8(b) through 8(h) hereof, the Exercise Price per share of Stock subject to an Option shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the Option (or in the case of an ISO granted to an individual who owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or its parent or any Subsidiary, 110% of the Fair Market Value per share of the Stock on the date of grant).

(ii) Time and Method of Exercise. The Committee shall determine the time or times at which or the circumstances under which an Option may be exercised in whole or in part (including based on achievement of performance goals pursuant to Section 6(k) hereof and/or future service requirements), the methods by which such Exercise Price may be paid or deemed to be paid, the form of such payment, including without limitation cash or cash equivalents, Stock (including previously owned shares or through a cashless or broker-assisted exercise or other reduction of the amount of shares otherwise issuable pursuant to the Option), other Awards or awards granted under other plans of the Company or any Subsidiary, other property, or any other legal consideration the Committee deems appropriate (including notes or other contractual obligations of Participants to make payment on a deferred basis), and the methods by or forms in which Stock or other Awards will be delivered or deemed to be delivered to Participants, including, but not limited to, the delivery of Restricted Stock subject to Section 6(d). In the case of an exercise whereby the Exercise Price is paid with Stock, such Stock shall be valued as of the date of exercise.

(iii) ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of section 422 of the Code. ISOs may only be granted to Eligible Persons who are employees of the Company or employees of a parent or Subsidiary corporation of the Company. Except as otherwise provided in Section 8, no term of the Plan relating to ISOs (including any SAR in tandem therewith) shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under section 422 of the Code, unless the Participant has first requested the change that will result in such disqualification. ISOs shall not be granted more than ten years after the earlier of the adoption of the Plan or the approval of the Plan by the Company's stockholders. Notwithstanding the foregoing, the Fair Market Value of shares of Stock subject to an ISO and the aggregate Fair Market Value of shares of stock of any parent or Subsidiary corporation (within the meaning of sections 424(e) and (f) of the Code) subject to any other ISO (within the meaning of section 422 of the Code)) of the Company or a parent or Subsidiary corporation (within the meaning of sections 424(e) and (f) of the Code) that first becomes purchasable by a Participant in any calendar year may not (with respect to that Participant) exceed $100,000, or such other amount as may be prescribed under section 422 of the Code or applicable regulations or rulings from time to time. As used in the previous sentence, Fair Market Value shall be determined as of the date the ISOs are granted. Failure to comply with this provision shall not impair the enforceability or exercisability of any Option, but shall cause the excess amount of shares to be reclassified in accordance with the Code.

(c) Stock Appreciation Rights. The Committee is authorized to grant SARs to Eligible Persons on the following terms and conditions:

(i) Right to Payment. A SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise over (B) the grant price of the SAR as determined by the Committee.

(ii) Grant Price. Each Award Agreement evidencing a SAR shall state the grant price per share of Stock; provided, however, that except as provided in Section 6(j) or in Sections 8(b) through 8(h) hereof, the grant price per share of Stock subject to a SAR shall not be less than the greater of (A) the par value per share of the Stock or (B) 100% of the Fair Market Value per share of the Stock as of the date of grant of the SAR.

(iii) Time and Method of Exercise. Except as otherwise provided herein, the Committee shall determine, at the date of grant or thereafter, the number of shares of Stock to which the SAR relates, the time or times at which and the circumstances under which a SAR may be vested and/or exercised in whole or in part (including based on achievement of performance goals pursuant to Section 6(k) hereof and/or future service requirements), the method of exercise, method of settlement, form of consideration payable in settlement, method by or forms in which Stock (if any) will be delivered or deemed to be delivered to Participants, and any other terms and conditions of any SAR. SARs may be either free-standing or in tandem with other Awards.

(iv) Rights Related to Options. A SAR granted pursuant to an Option shall entitle a Participant, upon exercise, to surrender that Option or any portion thereof, to the extent unexercised, and to receive payment of an amount determined by multiplying (A) the difference obtained by subtracting the Exercise Price with respect to a share of Stock specified in the related Option from the Fair Market Value of a share of Stock on the date of exercise of the SAR, by (B) the number of shares as to which that SAR has been exercised. The Option shall then cease to be exercisable to the extent surrendered. SARs granted in connection with an Option shall be subject to the terms and conditions of the Award Agreement governing the Option, which shall provide that the SAR is exercisable only at such time or times and only to the extent that the related Option is exercisable and shall not be transferable except to the extent that the related Option is transferrable.

(d) Restricted Stock. The Committee is authorized to grant Restricted Stock to Eligible Persons on the following terms and conditions:

(i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals pursuant to Section 6(k) hereof and/or future service requirements), in such installments or otherwise, as the Committee may determine at the date of grant or thereafter. During the restricted period applicable to the Restricted Stock, the Restricted Stock may not be sold, transferred, pledged, hedged, hypothecated, margined or otherwise encumbered by the Participant.

(ii) Dividends and Splits. As a condition to the grant of an Award of Restricted Stock, the Committee may require or permit a Participant to elect that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock, applied to the purchase of additional Awards under the Plan or deferred without interest to the date of vesting of the associated Award of Restricted Stock; provided, that, to the extent applicable, any such election is intended to comply with the Nonqualified Deferred Compensation Rules. Unless otherwise determined by the Committee and specified in the applicable Award Agreement, Stock distributed in connection with a Stock split or Stock dividend, and other property (other than cash) distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed. Except in the case of a Retention Award, dividends with respect to any Performance Award shall be subject to the same performance goals as the Performance Award with respect to which the dividends accrue and shall not be paid until such Performance Award has vested and been earned.

(e) Restricted Stock Units. The Committee is authorized to grant Restricted Stock Units to Eligible Persons, subject to the following terms and conditions:

(i) Award and Restrictions. Restricted Stock Units shall be subject to such restrictions (which may include a risk of forfeiture) as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times (including based on achievement of performance goals pursuant to Section 6(k) hereof and/or future service requirements), separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) Settlement. Settlement of a vested Restricted Stock Unit shall occur upon expiration of the deferral period specified for such Restricted Stock Unit by the Committee (or, if permitted by the Committee, as elected by the Participant). Restricted Stock Units shall be satisfied by the delivery of cash or Stock, or a combination thereof, in the amount equal to the Fair Market Value of the specified number of shares of Stock covered by the Restricted Stock Units, as determined by the Committee at the date of grant or thereafter.

(f) Bonus Stock. The Committee is authorized to grant an Award of Bonus Stock under the Plan to any Eligible Person as a bonus or additional compensation or in lieu of cash compensation the individual is otherwise entitled to receive, in such amounts and subject to such other terms as the Committee in its discretion determines to be appropriate.

(g) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to an Eligible Person, entitling the Eligible Person to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock, or other periodic payments. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award (other than an Award of Restricted Stock or Bonus Stock). The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or at a later specified date or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify. Dividend Equivalents shall, absent a contrary provision in the applicable Award Agreement, be paid to a Participant without restriction at the same time as ordinary cash distributions are paid by the Company to its stockholders. Notwithstanding the foregoing, except in the case of a Retention Award, Dividend Equivalents awarded in connection with any Performance Award shall be subject to the same performance goals as the Performance Award with respect to which the dividends accrue and shall not be paid until such Performance Award has vested and been earned. Dividend Equivalents shall only be paid in a manner that is either exempt from or in compliance with the Nonqualified Deferred Compensation Rules.

(h) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including without limitation convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified Subsidiaries of the Company. The Committee shall determine the terms and conditions of such Other Stock-Based Awards. Stock delivered pursuant to an Other-Stock Based Award in the nature of a purchase right granted under this Section 6(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine.

(i) Cash Awards. The Committee is authorized to grant Cash Awards, on a free-standing basis or as an element of or supplement to any other

Award under the Plan, to Eligible Persons in such amounts and subject to such other terms (including the achievement of performance goals pursuant to Section 6(k) hereof and/or future service requirements) as the Committee in its discretion determines to be appropriate.

(j) Conversion Awards. Awards may be granted under the Plan in substitution for similar awards held by individuals who become Eligible Persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with the Company or an Affiliate of the Company. Such Conversion Awards that are Options or Stock Appreciation Rights may have an exercise price that is less than the Fair Market Value of a share of Stock on the date of the substitution if such substitution complies with the Nonqualified Deferred Compensation Rules and other applicable laws and exchange rules.

(k) Performance Awards. The Committee is authorized to designate any of the Awards granted under the foregoing provisions of this Section 6 as Performance Awards. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance goals applicable to a Performance Award, and may exercise its discretion to reduce or increase the amounts payable under any Performance Award, except as limited under Section 6(k)(i) hereof in the case of any Section 162(m) Award. Performance goals may differ for Performance Awards granted to any one Participant or to different Participants. The performance period applicable to any Performance Award may range from one to seven years.

   (i) Section 162(m) Awards Granted to Covered Employees. If the Committee determines that a Performance Award to be granted to an Eligible Person who is designated by the Committee as likely to be a Covered Employee should qualify as a Section 162(m) Award, the grant, exercise, vesting and/or settlement of such Performance Award shall be contingent upon achievement of a pre-established performance goal or goals and other terms set forth in this Section 6(k)(i); provided, however, that nothing in this Section 6(k) or elsewhere in the Plan shall be interpreted as preventing the Committee from granting Awards to Covered Employees that are not intended to constitute "performance-based compensation" within the meaning of section 162(m) of the Code or from determining that it is no longer necessary or appropriate for such Awards to qualify as "performance-based compensation" within the meaning of section 162(m) of the Code.

     (A) Performance Goals Generally. The performance goals for Section 162(m) Awards shall consist of one or more

business or individual performance criteria and a targeted level or levels of performance with respect to each of such criteria, as specified by the Committee. Performance goals shall be objective and shall otherwise meet the requirements of section 162(m) of the Code and regulations thereunder (including Treasury Regulation 1.162-27 and successor regulations thereto), including the requirement that the level or levels of performance targeted by the Committee result in the achievement of performance goals being "substantially uncertain" at the time the Committee actually establishes the performance goal or goals.

(B) Performance Criteria.

   (1) Business Criteria. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified Subsidiaries or business or geographical units of the Company, shall be used by the Committee in establishing performance goals for Section 162(m) Awards: (a) accounts receivable ("**A/R**"); (b) A/R day sales outstanding; (c) achievement of balance sheet or income statement objectives; (d) adjusted cash flow from operations; (e) adjusted non-GAAP net income; (f) after-tax operating income; (g) capital expenditures; (h) capital or investment; (i) capital project deliverables; (j) cash flow return; (k) cash flow; (l) comparative shareholder return; (m) contribution margin; (n) corporate value and sustainability measures which may be objectively determined (including ethics, compliance, safety, environmental and personnel matters); (o) cost per unit of production or unit of output; (p) debt/proved reserves; (q) debt; (r) discretionary cash flow (non-GAAP); (s) drilling results; (t) earnings before interest expense and taxes ("EBIT"); (u) earnings before interest expense, taxes, depreciation and amortization ("EBITDA"); (v) earnings per share ("EPS") (GAAP or non-GAAP); (w) economic value added ("EVA"): (x) environmental sustainability measures, such as reduction in carbon output or in greenhouse gas emissions; (y) expense reduction or management; (z) exploration costs; (aa) finding/development costs; (bb) forward-year cash flow multiple; (cc) funds from operations; (dd) general and administrative expense; (ee) implementation or completion

of critical projects or processes; (ff) improvement of financial ratings; (gg) interest coverage; (hh) inventory turns; (ii) inventory; (jj) market share; (kk) net income per share; (ll) net income; (mm) operating cash flow; (nn) operating expenses (including, but not limited to, lease operating expenses, severance taxes and other production taxes, gathering and transportation, general and administrative costs, and other components of operating expenses); (oo) operating income; (pp) operating profit or net operating profit; (qq) operating ratio; (rr) overhead cost; (ss) pre-tax earnings; (tt) pretax income or after tax income; (uu) pre-tax margin; (vv) proceeds from dispositions; (ww) production efficiency; (xx) production growth; (yy) production volumes; (zz) regulatory compliance; (aaa) reserve growth; (bbb) reserve replacement; (ccc) return on assets; (ddd) return on average assets; (eee) return on average equity; (fff) return on capital employed; (ggg) return on equity; (hhh) return on investment; (iii) return on investors' capital; (jjj) return on net assets; (kkk) return on operating revenue; (lll) revenues; (mmm) safety performance and/or incident rate; (nnn) sales; (ooo) satisfactory internal or external audits; (ppp) shareholder value; (qqq) stock price appreciation; (rrr) stockholder equity; (sss) total cost per barrel or barrel of oil equivalent (BOE); (ttt) total stockholder return ("TSR"); (uuu) unit costs; (vvv) working capital; or (www) any of the above goals determined on an absolute or relative basis, as a ratio with other business criteria set forth in this Section 6(k)(i)(B)(1), or as compared to the performance of a published or special index deemed applicable by the Committee including, but not limited to, the Standard & Poor's 500 Stock Index or a group of comparable companies, pre-tax or after-tax, before or after special charges, or any combination of the foregoing. Unless otherwise stated, such performance goal need not be based upon an increase or positive result under a particular business criterion set forth in this Section 6(k)(i)(B)(1) and could include, for example, maintaining the status quo or limiting economic losses (measured in each case by reference to specific business criteria set forth in this Section 6(k)(i)(B)(1)). The terms above are used as applied under generally accepted accounting principles (if applicable) and in the Company's financial reporting.

(2) <u>Individual Performance Criteria.</u> The grant, exercise, vesting and/or settlement of a Section 162(m) Award may also be contingent upon individual performance goals established by the Committee. If required for compliance with the requirements for "performance-based compensation" under section 162(m) of the Code, such criteria shall be approved by the stockholders of the Company.

(3) <u>Effect of Certain Events.</u> The Committee may, at the time the performance goals in respect of a Section 162(m) Award are established in accordance with Section 6(k)(i)(C) hereof, provide for the manner in which performance will be measured against the performance goals to reflect the impact of specified events with respect to the relevant performance period, which may mean excluding the impact of any or all of the following events or occurrences for such performance period: (a) asset write-downs or impairments to assets; (b) litigation, claims, judgments or settlements; (c) the effect of changes in tax law or other such laws or regulations affecting reported results; (d) accruals for reorganization and restructuring programs; (e) any extraordinary, unusual or nonrecurring items as described in the Accounting Standards Codification Topic 225, as the same may be amended or superseded from time to time; (f) any change in accounting principles as defined in the Accounting Standards Codification Topic 250, as the same may be amended or superseded from time to time; (g) any loss from a discontinued operation as described in the Accounting Standards Codification Topic 360, as the same may be amended or superseded from time to time; (h) goodwill impairment charges; (i) operating results for any business acquired during the calendar year; (j) third party expenses associated with any investment or acquisition by the Company or any Subsidiary; (k) any amounts accrued by the Company or its Subsidiaries pursuant to management bonus plans or cash profit sharing plans and related employer payroll taxes for the fiscal year; (l) any discretionary or matching contributions made to a

savings and deferred profit-sharing plan or deferred compensation plan for the fiscal year; (m) items that the Board has determined do not represent core operations of the Company, specifically including but not limited to interest, expenses, taxes, depreciation and depletion, amortization and accretion charges; (n) marked-to-market adjustments for financial instruments; or (o) any other extraordinary events or occurrences identified by the Committee, including but not limited to such items described in management's discussion and analysis of financial condition and results of operations or the financial statements and notes thereto appearing in the Company's annual report to stockholders for the applicable year. In addition, Section 162(m) Awards may be adjusted by the Committee in accordance with the provisions of Sections 8(b) through 8(h) of the Plan. The adjustments described in this paragraph shall only be made, in each case, to the extent that such adjustment in respect of a Section 162(m) Award would not cause the Award to fail to qualify as "performance-based compensation" under section 162(m) of the Code, unless the Company determines that it is no longer necessary or appropriate for such Award to qualify as "performance-based compensation" within the meaning of section 162(m) of the Code.

(C) Timing for Establishing Performance Goals. Not later than 90 days after the beginning of any performance period applicable to a Section 162(m) Award, or at such other date as may be required or permitted for "performance-based compensation" under section 162(m) of the Code, the Committee shall determine (1) the Eligible Persons who will potentially receive such Section 162(m) Awards, (2) the number of shares of Stock or other amount potentially payable under such Section 162(m) Awards, and (3) the applicable performance goal or goals based on one or more of the business criteria set forth in Section 6(k)(i)(B) hereof.

(D) Performance Award Pool. The Committee may establish an unfunded pool for purposes of measuring performance in connection with Section 162(m) Awards, with the amount of such pool based upon the achievement of a performance goal or goals based on one or more of the business criteria set forth in Section 6(k)(i)(B) hereof during the given performance period, as specified by the Committee in accordance with Section 6(k)(i)(C) hereof, including the timing requirements set forth therein. The Committee may, in its discretion, adjust the amount of such Performance Award pool to reflect the events or occurrences set forth in Section 6(k)(i)(B)(3). The Committee may specify the amount of the pool as a percentage of any of such criteria, a percentage thereof in excess of a threshold amount, or as another amount which need not bear a strictly mathematical relationship to such criteria.

(E) Settlement or Payout of Awards; Other Terms. Except as otherwise permitted under section 162(m) of the Code, after the end of the applicable performance period and before any Section 162(m) Award is paid, the Committee shall certify that the performance goals applicable to such Award were in fact satisfied and shall determine the number of Shares or other amount, if any, earned by or otherwise payable to a Participant. The Committee may, in its discretion, reduce the amount of a payment or settlement otherwise to be made in connection with such Section 162(m) Award, but may not exercise discretion to increase any such amount payable to a Covered Employee in respect of such Award.

(F) Written Determinations. All determinations by the Committee as to (1) the establishment of performance goals, (2) the number of shares or other amount potentially payable under a Section 162(m) Award, or (3) the achievement of performance goals relating to and final settlement or payment of a Section 162(m) Award, shall be made in writing. The Committee may not delegate any responsibility relating to such Section 162(m) Awards.

(G) Options and SARs. Notwithstanding the foregoing provisions of this Section 6(k)(i), Options and SARs with an Exercise Price or grant price not less than Fair Market Value on the date of grant awarded to Covered Employees are intended to be Section 162(m) Awards even if not otherwise contingent upon achievement of a pre-established performance goal or goals.

(ii) Status of Section 162(m) Awards. It is the intent of the Company that Performance Awards granted to Eligible Persons who are designated by the Committee as likely to be Covered Employees within the meaning of section 162(m) of the Code and the regulations thereunder shall, if designated by the Committee as Section 162(m) Awards, constitute "performance-based compensation" within the meaning of section 162(m) of the Code and regulations thereunder. Accordingly, the terms governing such Section 162(m) Awards shall be interpreted in a manner consistent with section 162(m) of the Code and regulations thereunder and, if any provision of the Plan as in effect on the date of adoption of any Award Agreements relating to Performance Awards that are designated as Section 162(m) Awards does not comply or is inconsistent with the requirements of section 162(m) of the Code or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements.

7. **Certain Provisions Applicable to Awards.**

(a) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution or exchange for, any other Award or any award granted under another plan of the Company, or any of its Subsidiaries, or of any business entity to be acquired by the Company or any of its Subsidiaries, or any other right of an Eligible Person to receive payment from the Company. Such additional, tandem and substitute or exchange Awards may be granted at any time. If an Award is granted in substitution or exchange for another Award, the Committee shall require the surrender of such other Award in consideration for the grant of the new Award.

(b) No Repricing; No Reload Options. Notwithstanding any provision of the Plan to the contrary (other than in accordance with Sections 8(b) through 8(h) hereof), without the approval of stockholders, the terms of outstanding Awards may not be amended to reduce the Exercise Price or grant price of outstanding Options or SARs or to cancel outstanding Options and SARs in exchange for cash, other Awards or Options or SARs with an Exercise Price or grant price that is less than the Exercise Price or grant price of the original Options or SARs. Reload Options may not be granted under the Plan.

(c) Limit on Transfer of Awards.

(i) Except as provided in Section 7(c)(iii) below, each Option and SAR shall be exercisable only by the Participant during the Participant's lifetime, or by the person to whom the Participant's rights shall pass by will or the laws of descent and distribution.

(ii) Except as provided in Section 7(c)(iii) below, no Award and no right under any such Award may be assigned, alienated, pledged, hedged, attached, sold or otherwise transferred or encumbered by a Participant and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate.

(iii) To the extent specifically provided by the Committee with respect to an Award, an Award may be transferred by a Participant without consideration to immediate family members or related family trusts, limited partnerships or similar entities or on such terms and conditions as the Committee may from time to time establish. In addition, an Award may be transferred pursuant to a Participant's written beneficiary form or will or the laws of descent and distribution or, if approved or ratified by the Committee, pursuant to a domestic relations order entered or approved by a court of competent jurisdiction upon delivery to the Company of written notice of such transfer and a certified copy of such order. Notwithstanding the foregoing provisions of this Section 7(c), an ISO shall not be transferable other than by will or the laws of descent and distribution.

(d) Minimum Vesting Requirements. The minimum vesting or restricted period for Awards (other than Performance Awards, which are subject to the performance period requirements described in Section 6(k), and Cash Awards) shall be three years, with such vesting or lapse of restrictions occurring either on a pro-rata basis or all at the end of such period, as determined by the Committee and subject to the Committee's authority pursuant to Section 7(j) and Section 8 of the Plan in the event of a Participant's termination of employment or service or upon the occurrence of certain events. Notwithstanding the foregoing, a vesting or restricted period of less than three years may be approved for Awards (other than Performance Awards and Cash Awards) with respect to up to 10% of the shares of Stock authorized for issuance under Section 4(a) of the Plan.

(e) Term of Awards. Except as otherwise specified herein, the term of each Award shall be for such period as may be determined by the Committee; provided, that in no event shall the term of any Option or SAR exceed a period of ten years (or such shorter term as may be required with respect to an ISO under section 422 of the Code).

(f) Form and Timing of Payment under Awards; Deferrals. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or any of its Subsidiaries upon the exercise or settlement of an Award may be made in such forms as the Committee shall determine in its discretion, including without limitation cash,

Stock, other Awards or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis (which may be required by the Committee or permitted at the election of the Participant on terms and conditions established by the Committee); provided, however, that any such deferred or installment payments will be set forth in the Award Agreement and/or otherwise made in a manner that will not result in additional taxes under the Nonqualified Deferred Compensation Rules. Payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents or other amounts in respect of installment or deferred payments denominated in Stock. The Plan shall not constitute an "employee benefit plan" for purposes of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended.

(g) Evidencing Stock. The Stock or other securities of the Company delivered pursuant to an Award may be evidenced in any manner deemed appropriate by the Committee in its sole discretion, including, but not limited to, in the form of a certificate issued in the name of the Participant or by book entry, electronic or otherwise, and shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Stock or other securities are then listed, and any applicable federal, state or other laws, and the Committee may cause a legend or legends to be inscribed on any such certificates to make appropriate reference to such restrictions. If certificates representing Restricted Stock are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Restricted Stock, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

(h) Consideration for Grants. Awards may be granted for such consideration, including services, as the Committee shall determine, but shall not be granted for less than the minimum lawful consideration.

(i) Additional Agreements. Each Eligible Person to whom an Award is granted under the Plan may be required to agree in writing, as a condition to the grant of such Award or otherwise, to subject an Award to a general release of claims and/or a noncompetition or other restrictive covenant agreement in favor of the Company and its Affiliates, with the terms and conditions of such agreement(s) to be determined in good faith by the Committee.

(j) Termination of Service. Except as provided herein, the treatment of an Award upon a termination of employment or any other service relationship by and between a Participant and the Company or any Subsidiary shall be specified in the applicable Award Agreement.

8. **Amendment; Subdivision or Consolidation; Recapitalization; Change in Control; Reorganization.**

(a) Amendments to the Plan and Awards. The Board may amend, alter, suspend, discontinue or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any amendment or alteration to the Plan, including any increase in any share limitation, shall be subject to the approval of the Company's stockholders not later than the annual meeting next following such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided, that, without the consent of an affected Participant, no such Board action may materially and adversely affect the rights of such Participant under any previously granted and outstanding Award. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue or terminate any Award theretofore granted and any Award Agreement relating thereto, except as otherwise provided in the Plan; provided, however, that, without the consent of an affected Participant, no such Committee action may materially and adversely affect the rights of such Participant under such Award. For purposes of clarity, any adjustments made to Awards pursuant to Section 8(b) through 8(h) will be deemed *not* to materially and adversely affect the rights of any Participant under any previously granted and outstanding Award and therefore may be made without the consent of affected Participants.

(b) Existence of Plans and Awards. The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Company, the Board or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of debt or equity securities ahead of or affecting Stock or the rights thereof, the dissolution or liquidation of the Company or any sale, lease, exchange or other disposition of all or any part of its assets or business or any other corporate act or proceeding. In no event will any action taken by the Committee pursuant to this Section 8 result in the creation of deferred compensation within the meaning of the Nonqualified Deferred Compensation Rules.

(c) Subdivision or Consolidation of Shares. The terms of an Award and the share limitations under the Plan shall be subject to adjustment by the Committee from time to time, in accordance with the following provisions:

(i) If at any time, or from time to time, the Company shall subdivide as a whole (by reclassification, by a Stock split, by the issuance of a distribution on Stock payable in Stock, or otherwise) the number of shares of Stock then outstanding into a greater number of shares of Stock or in the event the Company distributes an extraordinary cash dividend, then, as appropriate (A) the maximum number of shares of Stock available for the Plan or in connection with Awards as provided in Sections 4 and 5 shall be increased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be increased proportionately, and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be reduced proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(ii) If at any time, or from time to time, the Company shall consolidate as a whole (by reclassification, by reverse Stock split, or otherwise) the number of shares of Stock then outstanding into a lesser number of shares of Stock, then, as appropriate (A) the maximum number of shares of Stock available for the Plan or in connection with Awards as provided in Sections 4 and 5 shall be decreased proportionately, and the kind of shares or other securities available for the Plan shall be appropriately adjusted, (B) the number of shares of Stock (or other kind of shares or securities) that may be acquired under any then outstanding Award shall be decreased proportionately, and (C) the price (including the Exercise Price or grant price) for each share of Stock (or other kind of shares or securities) subject to then outstanding Awards shall be increased proportionately, without changing the aggregate purchase price or value as to which outstanding Awards remain exercisable or subject to restrictions.

(iii) Whenever the number of shares of Stock subject to outstanding Awards and the price for each share of Stock subject to outstanding Awards are required to be adjusted as provided in this Section 8(c), the Committee shall promptly prepare a notice setting forth, in reasonable detail, the event requiring adjustment, the amount of the adjustment, the method by which such adjustment was calculated, and the change in price and the number of shares of Stock, other securities, cash, or property purchasable subject to each Award after giving effect to the adjustments. The Committee shall promptly provide each affected Participant with such notice.

(d) Recapitalization. If the Company recapitalizes, reclassifies its capital stock, or otherwise changes its capital structure (a "**recapitalization**") without the occurrence of a Change in Control, the number and class of shares of Stock covered by an Award theretofore granted shall be adjusted so that such Award shall thereafter cover the number and class of shares of stock and securities to which the holder would have been entitled pursuant to the terms of the recapitalization if, immediately prior to the recapitalization, the holder had been the holder of record of the number of shares of Stock then covered by such Award and the share limitations provided in Sections 4 and 5 shall be adjusted in a manner consistent with the recapitalization.

(e) Additional Issuances. Except as expressly provided herein, the issuance by the Company of shares of stock of any class or securities convertible into shares of stock of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants to subscribe therefor, or upon conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number of shares of Stock subject to Awards theretofore granted or the purchase price per share of Stock, if applicable.

(f) Change in Control.

(i) Double Trigger Vesting. In the event of a Change in Control, the forfeiture and other restrictions on an Award shall not lapse, and the time of exercisability of an Award shall not be accelerated to a date, in either case, earlier than (A) the original date specified for the lapse of such restrictions or the time of exercise in the applicable Award Agreement, or (B) the date the Participant's employment or other service relationship with the Company and its Subsidiaries is terminated by the Company or a Subsidiary without Cause or by the Participant for Good Reason, provided such termination date occurs within 12 months following the date of such Change in Control.

(ii) Award Adjustments. Upon a Change in Control, the Committee, acting in its sole discretion without the consent or approval of any holder, may effect one or more of the following alternatives, which may vary among individual holders and which may vary among Options, SARs or other Awards held by any individual holder: (A) provide for a cash payment with respect to outstanding Awards by requiring the mandatory surrender to the Company by selected holders of some or all of the outstanding Awards held by such holders (irrespective of whether such Awards are then vested or exercisable pursuant to the Plan) as of a date, before or after such Change in Control, specified by the Committee, in which event the Committee shall thereupon cancel such Awards (with respect to all shares subject to such Awards) and pay to each holder an amount of cash (or other consideration including securities or other property) per share equal to (1) with respect to any Option or SAR, the excess, if any, of the amount calculated in Section 8(g) (the "**Change in Control Price**") with respect to the shares subject to such Option or SAR over the Exercise Price or grant price applicable to such Option or SAR (except that to the extent the Exercise Price or grant price under any such Option or SAR is equal to or exceeds the Change in Control Price, in which case no amount shall be payable with respect to such Option or SAR), or (2) with respect to any other Award, the Change in Control Price, and provided, that, in either case, the Committee may determine that, notwithstanding the cancellation of all shares subject to an Award, any such cash payment shall only be made for shares for which such Award is vested and/or exercisable; (B) provide for the assumption, substitution or continuation of Awards by the successor company or a parent or subsidiary thereof; or (C) make such adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change in Control; provided, however, that the Committee may determine in its sole discretion that no adjustment is necessary to Awards then outstanding.

(g) Change in Control Price. The "**Change in Control Price**" shall equal the amount determined in the following clause (i), (ii), (iii), (iv) or (v), whichever is applicable, as follows: (i) the price per share offered to holders of Stock in any merger or consolidation, (ii) the per share Fair Market Value of the Stock immediately before the Change in Control without regard to assets sold in the Change in Control and assuming the Company has received the consideration paid for the assets in the case of a sale of the assets, (iii) the amount distributed per share of Stock in a dissolution transaction, (iv) the price per share offered to holders of Stock in any tender offer or exchange offer whereby a Change in Control takes place, or (v) if such Change in Control occurs other than pursuant to a transaction described in clauses

(i), (ii), (iii), or (iv) of this Section 8(g), the Fair Market Value per share of the Stock that may otherwise be obtained with respect to such Awards or to which such Awards track, as determined by the Committee as of the date determined by the Committee to be the date of cancellation and surrender of such Awards. In the event that the consideration offered to stockholders of the Company in any transaction described in this Section 8(g) or in Section 8(f) consists of anything other than cash, the Committee shall determine the fair cash equivalent of the portion of the consideration offered which is other than cash and such determination shall be binding on all affected Participants to the extent applicable to Awards held by such Participants.

(h) Impact of Events on Awards Generally. In the event of a Change in Control or changes in the outstanding Stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change in capitalization occurring after the date of the grant of any Award and not otherwise provided for by this Section 8, any outstanding Awards and any Award Agreements evidencing such Awards shall be subject to adjustment by the Committee at its discretion, which adjustment may, in the Committee's discretion, be described in the Award Agreement and may include, but not be limited to, adjustments as to the number and price of shares of Stock or other consideration subject to such Awards, conversion of such Awards into awards denominated in the securities or other interests of any successor person, or the cash settlement of such Awards in exchange for the cancellation thereof, or the cancellation of Awards either with or without consideration. In the event of any such change in the outstanding Stock, the share limitations in Sections 4 and 5 of the Plan may be appropriately adjusted by the Committee, whose determination shall be conclusive.

9. **General Provisions.**

(a) No Rights to Award. No Person shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants. The terms and conditions of Awards need not be the same with respect to each recipient.

(b) Tax Withholding. The Company and any of its Subsidiaries are authorized to withhold from any Award granted, or any payment relating to an Award under the Plan, including from a distribution of Stock, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, its Subsidiaries and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. The Committee shall determine the form of payment of such tax withholding obligations, including without limitation cash or cash equivalents, Stock (including previously owned shares or through a cashless or net settlement or a broker-assisted sale or other reduction of the amount of shares otherwise issuable pursuant to the Award), other property, or any other legal consideration the Committee deems appropriate. This shall include authority to, in the discretion of the Committee with respect to any Participant who is subject to Rule 16b-3 (which Committee, for these purposes, shall be comprised of two or more "nonemployee directors" within the meaning of Rule 16b-3(b)(3) or the full Board and which such discretion may not be delegated to management), withhold, sell or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis; provided, that if such tax obligations are satisfied through the withholding of shares of Stock that are otherwise issuable to the Participant pursuant to an Award (or through the surrender of shares of Stock by the Participant to the Company), the number of shares of Stock that may be so withheld (or surrendered) shall be limited to the number of shares of Stock that have an aggregate Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such tax liabilities determined based on the applicable minimum statutory withholding rates for federal, state, foreign and/or local tax purposes, including payroll taxes, as determined by the Committee.

(c) Limitation on Rights Conferred under Plan. Neither the Plan nor any action taken hereunder shall be construed as
(i) giving any Eligible Person or Participant the right to continue as an Eligible Person or Participant or in the employ or service of the Company or any of its Subsidiaries, (ii) interfering in any way with the right of the Company or any of its Subsidiaries to terminate any Eligible Person's or Participant's employment or service relationship at any time, (iii) giving an Eligible Person or Participant any claim to be granted any Award under the Plan or to be treated uniformly with other Participants and/or employees and/or other service providers, or (iv) conferring on a Participant any of the rights of a stockholder of the Company unless and until the Participant is duly issued or transferred shares of Stock in accordance with the terms of an Award.

(d) Governing Law. All questions arising with respect to the provisions of the Plan and Awards shall be determined by application of the laws of the State of Delaware, without giving effect to any conflict of law provisions thereof, except to the extent Delaware law is preempted by federal law. The obligation of the Company to sell and deliver Stock hereunder is subject to applicable federal and state laws and to the approval of any governmental authority required in connection with the authorization, issuance, sale, or delivery of such Stock.

(e) Severability. If any provision of the Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable law or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be stricken as to such jurisdiction, person or Award and the remainder of the Plan and any such Award shall remain in full force and effect. If any of the terms or provisions of the Plan or any Award Agreement conflict with the requirements of Rule 16b-3 (as those terms or provisions are applied to Eligible Persons who are subject to section 16(b) of the Exchange Act) or section 422 of the Code (with respect to Incentive Stock Options), then those conflicting terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of Rule 16b-3 (unless the Board or the Committee, as appropriate, has expressly determined that the Plan or such Award should not comply with Rule 16b-3) or section 422 of the Code. With respect to Incentive Stock Options, if the Plan does not contain any provision required to be included herein under
section 422 of the Code, that provision shall be deemed to be incorporated herein with the same force and effect as if that provision had been set out at length herein; provided, further, that, to the extent any Option that is intended to qualify as an Incentive Stock Option cannot so qualify, that Option (to that extent) shall be deemed a Nonstatutory Stock Option for all purposes of the Plan.

(f) Unfunded Status of Awards; No Trust or Fund Created. The Plan is intended to constitute an "unfunded" plan for certain incentive awards. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company or any Subsidiary pursuant to an Award, such right shall be no greater than the right of any general unsecured creditor of the Company or such Subsidiary.

(g) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable, including incentive arrangements and awards that do not constitute "performance-based compensation" under section 162(m) of the Code. Nothing contained in the Plan shall be construed to prevent the Company or any of its Subsidiaries from taking any corporate action that is deemed by the Company or such Subsidiary to be appropriate or in its best interest, whether or not such action would have an adverse effect on the Plan or any Award made under the Plan. No employee, beneficiary or other person shall have any claim against the Company or any of its Subsidiaries as a result of any such action.

(h) Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine in its sole discretion whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional shares of Stock or whether such fractional shares of Stock or any rights thereto shall be canceled, terminated, or otherwise eliminated with or without consideration.

(i) Headings. Headings are given to the Sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

(j) Facility of Payment. Any amounts payable hereunder to any individual under legal disability or who, in the judgment of the Committee, is unable to manage properly his financial affairs, may be paid to the legal representative of such individual, or may be applied for the benefit of such individual in any manner that the Committee may select, and the Company shall be relieved of any further liability for payment of such amounts.

(k) Gender and Number. Words in the masculine gender shall include the feminine gender, the plural shall include the singular and the singular shall include the plural.

(l) Conditions to Delivery of Stock. Nothing herein or in any Award Agreement shall require the Company to issue any shares with respect to any Award if that issuance would, in the opinion of counsel for the Company, constitute a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable statute or regulation, or the rules of any applicable securities exchange or securities association, as then in effect. In addition, each Participant who receives an Award under the Plan shall not sell or otherwise dispose of Stock that is acquired upon grant or vesting of an Award in any manner that would constitute a violation of any applicable federal or state securities laws, the Plan or the rules, regulations or other requirements of the Securities and Exchange Commission or any stock exchange upon which the Stock is then listed.

At the time of any exercise of an Option or Stock Appreciation Right, or at the time of any grant of any other Award the Company may, as a condition precedent to the exercise of such Option or Stock Appreciation Right or settlement of such other Award, require from the Participant (or in the event of his or her death, his or her legal representatives, heirs, legatees, or distributees) such written representations, if any, concerning the holder's intentions with regard to the retention or disposition of the shares of Stock being acquired pursuant to the Award and such written covenants and agreements, if any, as to the manner of disposal of such shares as, in the opinion of counsel to the Company, may be necessary to ensure that any disposition by that holder (or in the event of the holder's death, his or her legal representatives, heirs, legatees, or distributees) will not involve a violation of the Securities Act or any similar or superseding statute or statutes, any other applicable state or federal statute or regulation, or any rule of any applicable securities exchange or securities association, as then in effect. No Stock or other securities shall be delivered pursuant to any Award until payment in full of any amount required to be paid pursuant to the Plan or the applicable Award Agreement (including, without limitation, any exercise price or tax withholding) is received by the Company.

(m) Clawback. Awards granted under the Plan are made subject to compliance with the Company's Code of Business Conduct or policies referenced therein ("**CBC**"). In the event of breach or violation of the CBC, disciplinary action under this Section 9(m) may include, without limitation, reduction, cancelation, forfeiture or recoupment of Awards as determined by the Committee. In addition, Awards granted under the Plan shall be subject to any written clawback policy that the Company, with the approval of the Board, may adopt to conform to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and rules promulgated thereunder by the Securities and Exchange Commission and the New York Stock Exchange and that the Company determines should apply to the Plan. A Participant's acceptance of any Award issued under the Plan will constitute such Participant's agreement to subject the Award to such potential clawback, reduction, cancelation, forfeiture or recoupment in accordance with this Section 9(m).

(n) Section 409A of the Code. It is the general intention, but not the obligation, of the Committee to design Awards to comply with or to be exempt from the Nonqualified Deferred Compensation Rules, and Awards will be operated and construed accordingly. Neither this Section 9(n) nor any other provision of the Plan is or contains a representation to any Participant regarding the tax consequences of the grant, vesting, exercise, settlement, and/or sale of any Award (or the Stock underlying such Award) granted hereunder, or should be interpreted as such and in no event shall the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by the Employee on account of non-compliance with the Nonqualified Deferred Compensation Rules. Notwithstanding any provision in the Plan or an Award Agreement to the contrary, in the event that a "specified employee" (as defined under the Nonqualified Deferred Compensation Rules) becomes entitled to a payment under an Award that would be subject to additional taxes and interest under section 409A of the Code if the Participant's receipt of such payment or benefit is not delayed until the earlier of (i) the date of the Participant's death, or (ii) the date that is six months after the Participant's "separation from service" as defined under the Nonqualified Deferred Compensation Rules (such date, the "**Section 409A Payment Date**"), then such payment or benefit shall not be provided to the Participant until the Section 409A Payment Date. Any amounts subject to the preceding sentence that would otherwise be payable prior to the Section 409A Payment Date will be aggregated and paid in a lump sum without interest on the Section 409A Payment Date. The applicable provisions of the Nonqualified Deferred

Compensation Rules are hereby incorporated by reference and shall control over any Plan or Award Agreement provision in conflict therewith. To the extent that the Board determines an Award is subject to the Nonqualified Deferred Compensation Rules and fails to comply with the Nonqualified Deferred Compensation Rules, the Board reserves the right (without any obligation to do so) to amend, restructure, terminate or replace such Award in order to cause the Award to either not be subject to section 409A or to comply with the applicable provisions of such section.

(o) <u>Plan Effective Date and Term</u>. The Plan was adopted by the Board on February 11, 2015, and approved by the stockholders of the Company on May 1, 2015, to be effective on the Effective Date. No Awards may be granted under the Plan on and after the tenth anniversary of the Effective Date. However, any Award granted prior to such termination, and the authority of the Board or Committee to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award in accordance with the terms of the Plan, shall extend beyond such termination date until the final disposition of such Award.

ANNEX B: FIRST AMENDMENT TO THE 2015 LONG-TERM INCENTIVE PLAN

This First Amendment (the "**First Amendment**") to the Occidental Petroleum Corporation 2015 Long-Term Incentive Plan (the "**Plan**"), is made effective as of July 14, 2016 (the "**Amendment Effective Date**"). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan.

WHEREAS, Occidental Petroleum Corporation, a Delaware corporation (the "**Company**"), previously adopted the Plan;

WHEREAS, Section 8 of the Plan provides, among other things, that, subject to certain exceptions, the Board may amend the Plan without the consent of the Company's stockholders and the Committee may amend an outstanding Award granted under the Plan without the consent of Participants under the Plan; and

WHEREAS, (i) the Board desires to amend the Plan in order to enable the Company to withhold amounts of withholding and other taxes due with respect to an Award (including outstanding Awards) from shares of Stock (including shares of Stock otherwise issuable under an Award) at the maximum statutory withholding rate applicable to a Participant and (ii) the Committee desires to establish certain withholding procedures with respect to outstanding Awards granted on or before the Amendment Effective Date, in each case, pursuant to the First Amendment.

NOW, THEREFORE, BE IT RESOLVED, that, the Plan shall be amended as of the Amendment Effective Date, as set forth below:

1. Section 9(b) of the Plan shall be deleted in its entirety and replaced with the following:

   "(b) <u>Tax Withholding</u>. The Company and any of its Subsidiaries are authorized to withhold from any Award granted, or any payment relating to an Award under the Plan, including from a distribution of Stock, amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company, its Subsidiaries and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. The Committee shall determine the form of payment of such tax withholding obligations, including without limitation cash or cash equivalents, Stock (including previously owned shares or through a cashless or net settlement or a broker-assisted sale or other reduction of the amount of shares otherwise issuable pursuant to the Award), other property, or any other legal consideration the Committee deems appropriate. This shall include authority to, in the discretion of the Committee with respect to any Participant who is subject to Rule 16b-3 (which Committee, for these purposes, shall be comprised of two or more "nonemployee directors" within the meaning of Rule 16b-3(b)(3) or the full Board and which such discretion may not be delegated to management), withhold, sell or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations, either on a mandatory or elective basis; provided, that if such tax obligations are satisfied through the withholding of shares of Stock that are otherwise issuable to the Participant pursuant to an Award (or through the surrender of shares of Stock by the Participant to the Company), the number of shares of Stock that may be so withheld (or surrendered) shall not exceed the number of shares of Stock that have an aggregate Fair Market Value on the date of withholding (or surrender) equal to the aggregate amount of such obligations determined based on the maximum statutory withholding rates in the applicable Participant's jurisdiction that may be utilized without creating adverse accounting treatment with respect to such Award, as determined by the Committee.

2. The Award Agreement for each outstanding Award that was granted on or before the Amendment Effective Date is hereby deemed to be amended to reflect Section 9(b) of the Plan, as amended by the First Amendment, and that, unless (a) specifically provided otherwise in the future by an action of the Committee (which action may not be delegated to the Company's management), or (b) a Participant provides official notification to the Company to apply a different applicable withholding rate, the Company shall withhold all applicable tax-related items legally payable by the Participant upon the vesting, settlement or exercise, as applicable, of the outstanding Award from any cash and shares of Stock that are to be paid or issued to the Participant pursuant to the Award, in any combination as determined by the Committee in accordance with the terms of the applicable Award Agreement based on the Participant's applicable minimum statutory withholding rate at the time such tax obligations are due.

FURTHER RESOLVED, that except as amended hereby, the Plan and each outstanding Award Agreement shall continue to read in their current states and are specifically ratified and reaffirmed.

ANNEX C: SECOND AMENDMENT TO THE 2015 LONG-TERM INCENTIVE PLAN

THIS SECOND AMENDMENT (the "**Second Amendment**") to the Occidental Petroleum Corporation 2015 Long-Term Incentive Plan, as amended from time to time (the "**Plan**"), is made by Occidental Petroleum Corporation, a Delaware Corporation (the "**Company**"). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Plan.

▮ Witnesseth:

WHEREAS, the Company previously adopted the Plan, under which the Company is authorized to grant equity-based incentive awards to certain employees, non-employee directors and other service providers of the Company and its subsidiaries;

WHEREAS, Section 8(a) of the Plan provides that the Company's board of directors (the "**Board**") may amend the Plan from time to time without approval of the stockholders of the Company, except that any amendment to the Plan, including any increase in any share limitation, of which stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the shares of common stock of the Company may then be listed or quoted, must be approved by the Company's stockholders not later than the next annual meeting of stockholders following such Board action;

WHEREAS, the Board now desires to amend the Plan to increase the number of shares of common stock, par value $0.20 per share, of the Company (the "**Shares**") available for awards under the Plan by 45,000,000 Shares, subject to approval by the stockholders of the Company; and

WHEREAS, the Board has determined that the Second Amendment shall be made effective as of February 8, 2018 (the "**Amendment Effective Date**"), subject to approval by the stockholders of the Company.

NOW, THEREFORE, BE IT RESOLVED, the Plan shall be amended as of the Amendment Effective Date, subject to approval by the stockholders of the Company, as set forth below:

Section 4(a) of the Plan is hereby deleted and replaced in its entirety with the following:

Overall Number of Shares Available for Delivery. Subject to the limitations set forth in the Plan, the total number of shares of Stock reserved and available for issuance in connection with Awards under the Plan shall not exceed 80,000,000 shares. In addition to the 80,000,000 shares, any shares subject to awards under the Occidental Petroleum Corporation 2005 Long-Term Incentive Plan (the "**2005 Plan**") that, following the Effective Date, are forfeited, cancelled or terminated, expire unexercised or are settled in cash in lieu of Stock will also be available for the grant of Awards under the Plan. Any shares of Stock issued in connection with Awards other than Options and SARs shall be counted against the limits described above as three (3) shares of Stock for every one (1) share issued in connection with such Award or by which the Award is valued by reference as three (3) shares. A maximum of 80,000,000 shares of Stock of the total authorized under this Section 4(a) may be granted as Incentive Stock Options. Notwithstanding anything contrary in the Plan, no Participant may be granted, during any calendar year, an Award consisting of Options or SARs that are exercisable for more than two million (2,000,000) shares of Stock. The limitations of this Section 4(a) shall be subject to the adjustment provisions of Section 8.

RESOLVED FURTHER, that except as amended hereby, the Plan is specifically ratified and reaffirmed.





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ON THE COVER: *Occidental's Permian Basin operations, Gaines County, Texas*

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